IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 15, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 15, 2004.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.3

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-9

ABS New Transaction

Computational Materials

$1,172,250,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-9

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date: September 13, 2004*

$1,172,250,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-9

Class [(1)]	Principal Amount[(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(4)]	Last Scheduled Distribution Date	Certificate Type
AF-1A[(5)]	$43,672,000	1.00 / 1.00	1-22 / 1-22	[AAA]/Aaa	Mar 2022	Floating Rate Senior Sequential
AF-1B[(5)]	$43,671,000	1.00 / 1.00	1-22 / 1-22	[AAA]/Aaa	Mar 2022	Fixed Rate Senior Sequential
AF-2[(5)]	$20,020,000	2.00 / 2.00	22-27 / 22-27	[AAA]/Aaa	Aug 2024	Fixed Rate Senior Sequential
AF-3[(5)]	$58,996,000	3.00 / 3.00	27-50 / 27-50	[AAA]/Aaa	Oct 2030	Fixed Rate Senior Sequential
AF-4[(5)]	$24,491,000	5.00 / 5.00	50-73 / 50-73	[AAA]/Aaa	Oct 2032	Fixed Rate Senior Sequential
AF-5[(5)]	$33,850,000	7.16 / 11.04	73-88 / 73-252	[AAA]/Aaa	Feb 2035	Fixed Rate Senior Sequential
AF-6[(5)]	$30,000,000	6.27 / 6.82	37-88 / 37-250	[AAA]/Aaa	Dec 2034	Fixed Rate Senior Lockout
MF-1[(5)]	$15,000,000	5.86 / 7.19	39-88 / 39-201	[AA+]/Aa2	Dec 2034	Fixed Rate Mezzanine
MF-2[(5)]	$11,700,000	5.86 / 7.11	39-88 / 39-183	[AA+]/A2	Oct 2034	Fixed Rate Mezzanine
MF-3[(5)]	$3,000,000	5.86 / 7.01	39-88 / 39-161	[AA+]/A3	Aug 2034	Fixed Rate Mezzanine
MF-4[(5)]	$3,000,000	5.86 / 6.94	39-88 / 39-153	[AA]/Baa1	Jul 2034	Fixed Rate Mezzanine
MF-5[(5)]	$3,000,000	5.86 / 6.83	39-88 / 39-143	[AA-]/Baa2	May 2034	Fixed Rate Mezzanine
BF[(5)]	$3,000,000	5.86 / 6.62	39-88 / 39-130	[A+]/Baa3	Jan 2034	Fixed Rate Subordinate
1-AV-1[(6)]	$475,310,000	2.69 / 2.81	1-88 / 1-166	[AAA]/Aaa	Jan 2035	Floating Rate Senior
2-AV-1[(7)]	$88,873,000	1.00 / 1.00	1-21 / 1-21	[AAA]/Aaa	Feb 2023	Floating Rate Senior
2-AV-2[(7)]	$140,196,000	2.81 / 2.81	21-63 / 21-63	[AAA]/Aaa	Jul 2033	Floating Rate Senior
2-AV-3[(7)]	$33,171,000	6.66 / 7.63	63-88 / 63-166	[AAA]/Aaa	Feb 2035	Floating Rate Senior
MV-1[(8)]	$28,800,000	4.75 / 5.02	40-88 / 40-137	[AA+]/Aa1	Jan 2035	Floating Rate Mezzanine
MV-2[(8)]	$27,000,000	4.71 / 4.97	39-88 / 39-131	[AA+]/Aa2	Dec 2034	Floating Rate Mezzanine
MV-3[(8)]	$18,000,000	4.69 / 4.93	39-88 / 39-124	[AA+]/Aa3	Dec 2034	Floating Rate Mezzanine
MV-4[(8)]	$13,500,000	4.68 / 4.90	38-88 / 38-119	[AA+]/A1	Nov 2034	Floating Rate Mezzanine
MV-5[(8)]	$14,400,000	4.67 / 4.86	38-88 / 38-114	[AA]/A2	Nov 2034	Floating Rate Mezzanine
MV-6[(8)]	$11,700,000	4.67 / 4.82	38-88 / 38-107	[AA]/A3	Oct 2034	Floating Rate Mezzanine
MV-7[(8)]	$9,900,000	4.66 / 4.75	37-88 / 37-101	[AA-]/Baa1	Sep 2034	Floating Rate Mezzanine
MV-8[(8)]	$9,000,000	4.65 / 4.68	37-88 / 37-94	[AA-]/Baa2	Jul 2034	Floating Rate Mezzanine
BV[(8)]	$9,000,000	4.56 / 4.56	37-86 / 37-86	[A+]/Baa3	May 2034	Floating Rate Subordinate
Total:	**1,172,250,000**					

(1) *The margins on the Class 1-AV-1, Class 2-AV-1, Class 2-AV-2 and Class 2-AV-3 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 Certificates increases by 0.50% after the Clean-up Call date.*

(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(3) *See "Pricing Prepayment Speed" below.*

(4) *Rating Agency Contacts: Kanika Bansal, Standard & Poors, 212.438.1292; Tamara Zaliznyak, Moody's Ratings, 212.553.7761.*

(5) *The Class AF-1A, Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).*

(6) *The Class 1-AV-1 Certificates (the **"Class 1-AV Certificates"**) are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).*

(7) *The Class 2-AV-1, Class 2-AV-2 and Class 2-AV-3 Certificates (collectively the **"Class 2-AV Certificates"**) are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).*

(8) *The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 2 and Group 3 Mortgage Loans.*

Trust:	Asset-Backed Certificates, Series 2004-9.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Deutsche Bank Securities, Inc. (Co- Managers) and Citigroup Global Markets (Co-Manager).
Trustee:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class AF Certificates (other than the Class AF-1A Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class AF-1A, Class 1-AV-1, Class 2-AV-1, Class 2-AV-2, Class 2-AV-3 and Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 1-AV and Class 2-AV Certificates (the ***"Class AV Certificates"***) and the Class AF Certificates are referred to herein as the ***"Senior Certificates."***
Offered Certificates:	The Senior Certificates and the Subordinate Certificates are together referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class CF, Class PF, Class CV, Class PV and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and the Euroclear System.
Statistical Pool Calculation Date:	September 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of September 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	September [14], 2004.
Expected Closing Date:	September [28], 2004.
Expected Settlement Date:	September [28], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from September 1, 2004 up to, but not including, the Settlement Date.

Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Senior Certificates, the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7 and Class MV-8 Certificates will constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***" may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Senior Certificates and the Subordinate Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans (Group 1)
100% PPC assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans (Group 2 and Group 3)
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR until month 26, increasing to and remaining constant at 60% CPR from month 27 until month 30 and decreasing and remaining constant at 32% CPR from month 31 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $605,122,294 (the "***Mortgage Loans***") of which: (i) approximately $151,521,777 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***" or "***Fixed Rate Mortgage Loans***"), (ii) approximately $296,934,931 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group2 Mortgage Loans***") and (iii) approximately $156,665,586 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 3 Mortgage Loans***" and, together with the Group 2 Mortgage Loans, the "***Adjustable Rate Mortgage Loans***").

Pass-Through Rate:

The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
AF and Fixed Rate Subordinate	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted, in the case of the Class AF-1A Certificates, to an effective rate reflecting the accrual of interest on an actual/360 basis).
1-AV	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans less the Monoline Guaranty fee rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the related loan groups, as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Adjustable Rate Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include four Corridor Contracts for the benefit of the Class AF-1A, Class 1-AV, Class 2-AV and Floating Rate Subordinate Certificates (the ***"Class AF-1A Corridor Contract," "Class 1-AV Corridor Contract," "Class 2-AV Corridor Contract,"*** and ***"Floating Rate Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1A Corridor Contract will be available to pay the holders of the Class AF-1A Certificates the related Net Rate Carryover, (b) the Class 1-AV Corridor Contract will be available to pay the holders of the Class 1-AV Certificates the related Net Rate Carryover, (c) the Class 2-AV Corridor Contract will be available to pay the holders of the Class 2-AV Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, and (d) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Initial Target Subordination	Target Subordination at Stepdown
AF	[AAA]/Aaa	15.10%	30.20%
MF-1	[AA+]/Aa2	10.10%	20.20%
MF-2	[AA+]/A2	6.20%	12.40%
MF-3	[AA+]/A3	5.20%	10.40%
MF-4	[AA]/Baa1	4.20%	8.40%
MF-5	[AA-]/Baa2	3.20%	6.40%
BF	[A+]/Baa3	2.20%	4.40%
1-AV	[AAA]/Aaa	18.05%	36.10%
2-AV	[AAA]/Aaa	18.05%	36.10%
MV-1	[AA+]/Aa1	14.85%	29.70%
MV-2	[AA+]/Aa2	11.85%	23.70%
MV-3	[AA+]/Aa3	9.85%	19.70%
MV-4	[AA+]/A1	8.35%	16.70%
MV-5	[AA]/A2	6.75%	13.50%
MV-6	[AA]/A3	5.45%	10.90%
MV-7	[AA-]/Baa1	4.35%	8.70%
MV-8	[AA-]/Baa2	3.35%	6.70%
BV	[A+]/Baa3	2.35%	4.70%

4) Monoline Guaranty: One of the monolines will guarantee that (i) required payments of interest on the Class 1-AV-1 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class 1-AV-1 Certificates. The Monoline Guaranty will not cover any Net Rate Carryover, or any prepayment interest shortfall amounts for a Distribution

Date in excess of compensating interest of up to one-half of the servicing fee payable to the Master Servicer.

Subordination: The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower designation.

Fixed Rate Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.20% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date (the ***"Initial Fixed Rate O/C Target"***). The initial amount of fixed rate overcollateralization will be met on the Closing Date.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 4.40% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Fixed Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if a Fixed Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

Adjustable Rate Overcollateralization Target: Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 2.35% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date (the ***"Initial Adjustable Rate O/C Target"***). The initial amount of adjustable rate overcollateralization will be met on the Closing Date.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 4.70% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Adjustable Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if an Adjustable Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

Fixed Rate Delinquency Trigger Event:

With respect to the Class AF and Fixed Rate Subordinate Certificates, a ***"Fixed Rate Delinquency Trigger Event"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds [TBD%] times the Fixed Rate Senior Enhancement Percentage.

As used above, the "***Fixed Rate Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Fixed Rate Cumulative Loss Trigger Event:

With respect to the Class AF and Fixed Rate Subordinate Certificates, a ***"Fixed Rate Cumulative Loss Trigger Event"*** will occur if the aggregate amount of realized losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Fixed Rate Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD%] with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD%] with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD%] with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73 – 85	[TBD%] with respect to October 2010, plus an additional 1/12th of [TBD]% for each month thereafter
86+	[TBD%]

Adjustable Rate Delinquency Trigger Event:

With respect to the Adjustable Rate Certificates (other than the Class AF-1A Certificates), an ***"Adjustable Rate Delinquency Trigger Event*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds [TBD%] times the Adjustable Rate Senior Enhancement Percentage.

As used above, the "***Adjustable Rate Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Adjustable Rate Cumulative Loss Trigger Event:

With respect to the Floating Rate Certificates (other than the Class AF-1A Certificates), an ***"Adjustable Rate Cumulative Loss Trigger Event"*** will occur if the aggregate amount of realized losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD%] with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD%] with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD%] with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD%]

Fixed Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Class AF Certificates is reduced to zero; and

(ii) the later to occur of:

  a. the Distribution Date in October 2007

  b. the first Distribution Date on which the aggregate principal balance of the Class AF Certificates is less than or equal to 69.80% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

Adjustable Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the AV Certificates is reduced to zero; and

(ii) the later to occur of:

  a. the Distribution Date in October 2007

  b. the first Distribution Date on which the aggregate principal balance of the Class AV Certificates is less than or equal to 63.90% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate group in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-8 Certificates, then to the Class MV-7 Certificates, then to the Class MV-6 Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Fixed Rate Certificates Priority of Distributions:

Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) from interest collections related to the Group 1 Mortgage Loans, concurrently to each class of Class AF Certificates current and unpaid interest, then (b) from remaining interest collections related to the Group 1 Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;
2) Principal funds, sequentially, as follows: (a) to the the Class AF Certificates (in the manner and priority set forth under "Class AF Principal Distributions" below), then (b) from principal collections remaining after payment of (a), above, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;
3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to build or restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;
4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;
5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (after application of amounts received on the Class AF-1A Corridor Contract) and the Fixed Rate Subordinate Certificates (as described below);
6) To restore only Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively (after application of the Adjustable Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates (after application of the Adjustable Rate Excess Cashflow);
8) To the residual interest Certificate(s), any remaining amount.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover will generally be distributed to the applicable Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Adjustable Rate Certificates Priority of Distributions:

Available funds from the Group 2 and Group 3 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 2 Mortgage Loans, first to pay the Monoline Guaranty fee and any Monoline reimbursements and then to the Class 1-AV-1 Certificates current and unpaid interest, (ii) from interest collections related to the Group 3 Mortgage Loans, concurrently to each class of Class 2-AV Certificates current and unpaid interest, (b) from any remaining interest funds related to all of the Adjustable Rate Mortgage Loans, first to pay any remaining Monoline Guaranty fee and Monoline reimbursements and then to each class of Class AV Certificates, any remaining current and unpaid interest as described in the prospectus supplement, then (c) from remaining interest collections related to the Adjustable Rate Mortgage Loans, current interest sequentially to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 2 Mortgage Loans, first to pay any remaining Monoline Guaranty fee and any Monoline reimbursements not covered by Interest Funds and then to the Class 1-AV Certificates (as described below under "Adjustable Rate Principal Paydown) and (ii) from principal collections related to the Group 3 Mortgage Loans, to the Class 2-AV Certificates (as described below under "Adjustable Rate Principal Paydown" and "Class 2-AV Principal Distributions" below), (b) from remaining principal collections related to the Adjustable Rate Mortgage Loans after payment of (a) above, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;
3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build or restore Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;
4) Any remaining Adjustable Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates;
5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);
6) To restore only Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively (after application of the Fixed Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (after application of the Fixed Rate Excess Cashflow);
8) To the residual interest Certificate(s), any remaining amount.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Fixed Rate Principal Paydown:

Prior to the Fixed Rate Stepdown Date or if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is in effect on any Distribution Date, 100% of the available principal funds from Loan Group 1 will be paid to the Class AF Certificates until they are reduced to zero (in the manner and priority set forth under "Class AF Principal Distribution" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of principal related to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the sum of the unpaid principal balance of the Class AF Certificates in the aggregate will have 30.20% Subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 20.20% Subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the Class MF-2 Certificates will have 12.40% Subordination, (iv) fourth, from remaining principal collections related to the Fixed

Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 10.40% Subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 8.40% Subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 6.40% Subordination and (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 4.40% Subordination; each subject to the related O/C Floor.

Adjustable Rate Principal Paydown:

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 2 will be paid to the Class 1-AV Certificates and (ii) 100% of the principal funds from Loan Group 3 will be paid to the Class 2-AV Certificates (as described below under "Class 2-AV Principal Distributions" below); provided, however, that (x) if any of the Class 1-AV or Class 2-AV Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired class of Senior Certificates will be paid to the remaining Class AV Certificates on a pro rata basis, based on the certificate principal balances thereof, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 1-AV, Class 2-AV and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 2 Mortgage Loans, to the Class 1-AV Certificates and (b) from principal collections related to the Group 3 Mortgage Loans, to the Class 2-AV Certificates, in each case, such that the Class AV Certificates in the aggregate will have 36.10% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 29.70% Subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 23.70% Subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have 19.70% Subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 16.70% Subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 13.50% Subordination, (vi) seventh, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-6 Certificates such that the Class MV-6 Certificates will have 10.90% Subordination, (vi) eighth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-7 Certificates such that the Class MV-7 Certificates will have 8.70% Subordination, (vi) ninth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-8 Certificates such that the Class MV-8 Certificates will have 6.70% Subordination and (vi) tenth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 4.70% Subordination; each subject to the O/C Floor.

Class 2-AV Principal Distributions: Principal distributed on the Class 2-AV Certificates will be applied sequentially, to the Class 2-AV-1, Class 2-AV-2 and Class 2-AV-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

Class AF Principal Distributions: Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates; the Lockout Percentage of the principal collections related to Loan Group 1, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Pro rata, to the Class AF-1A and Class AF-1B Certificates, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero, and
3. Sequentially, to the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin 0.18%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.65	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

Class AF-1A (To Maturity)

Margin 0.18%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.65	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

Class AF-1B (To Call)

Coupon 3.002%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	2.896	2.853	2.815	2.780	2.748
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.61	1.19	0.97	0.83	0.73
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

Class AF-1B (To Maturity)

Coupon 3.002%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	2.896	2.853	2.815	2.780	2.748
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.61	1.19	0.97	0.83	0.73
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

(1) See definition of Pricing Prepayment Speed above.

Class AF-2 (To Call)

Coupon	3.371%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.329	3.302	3.277	3.253	3.229
WAL (yr)	3.68	2.57	2.00	1.65	1.41
MDUR (yr)	3.41	2.42	1.91	1.58	1.36
First Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05
Last Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06

Class AF-2 (To Maturity)

Coupon	3.371%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.329	3.302	3.277	3.253	3.229
WAL (yr)	3.68	2.57	2.00	1.65	1.41
MDUR (yr)	3.41	2.42	1.91	1.58	1.36
First Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05
Last Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06

Class AF-3 (To Call)

Coupon	3.935%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.918	3.895	3.873	3.850	3.829
WAL (yr)	6.13	4.00	3.00	2.39	2.01
MDUR (yr)	5.32	3.63	2.78	2.24	1.90
First Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06
Last Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07

Class AF-3 (To Maturity)

Coupon	3.935%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.918	3.895	3.873	3.850	3.829
WAL (yr)	6.13	4.00	3.00	2.39	2.01
MDUR (yr)	5.32	3.63	2.78	2.24	1.90
First Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06
Last Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07

Class AF-4 (To Call)

Coupon	4.787%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.799	4.783	4.762	4.742	4.712
WAL (yr)	11.90	7.43	5.00	3.83	2.84
MDUR (yr)	8.86	6.09	4.35	3.42	2.60
First Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07
Last Prin Pay	Nov18	Jul14	Oct10	Apr09	Apr08

Class AF-4 (To Maturity)

Coupon	4.787%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.799	4.783	4.762	4.742	4.712
WAL (yr)	11.90	7.43	5.00	3.83	2.84
MDUR (yr)	8.86	6.09	4.35	3.42	2.60
First Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07
Last Prin Pay	Dec18	Jul14	Oct10	Apr09	Apr08

Class AF-5 (To Call)

Coupon	5.378%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.402	5.391	5.377	5.361	5.345
WAL (yr)	14.16	9.83	7.16	5.49	4.38
MDUR (yr)	9.68	7.45	5.80	4.64	3.81
First Prin Pay	Nov18	Jul14	Oct10	Apr09	Apr08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class AF-5 (To Maturity)

Coupon	5.378%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.497	5.524	5.530	5.510	5.464
WAL (yr)	19.70	14.81	11.04	8.08	5.82
MDUR (yr)	11.74	9.80	7.93	6.21	4.75
First Prin Pay	Dec18	Jul14	Oct10	Apr09	Apr08
Last Prin Pay	Apr33	Feb30	Sep25	Nov21	Dec18

Class AF-6 (To Call)

Coupon 4.704%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.702	4.697	4.691	4.682	4.672
WAL (yr)	8.00	7.09	6.27	5.34	4.55
MDUR (yr)	6.42	5.84	5.28	4.61	4.01
First Prin Pay	Oct07	Oct07	Oct07	Dec07	Mar08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class AF-6 (To Maturity)

Coupon 4.704%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.702	4.698	4.695	4.693	4.693
WAL (yr)	8.07	7.29	6.82	6.58	6.50
MDUR (yr)	6.45	5.96	5.64	5.49	5.43
First Prin Pay	Oct07	Oct07	Oct07	Dec07	Mar08
Last Prin Pay	Feb33	Dec29	Jul25	Sep21	Oct18

Class MF-1 (To Call)

Coupon 5.196%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.210	5.197	5.182	5.167	5.155
WAL (yr)	11.07	7.76	5.86	4.70	4.04
MDUR (yr)	8.11	6.18	4.90	4.05	3.56
First Prin Pay	Oct10	Dec08	Dec07	Nov07	Jan08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-1 (To Maturity)

Coupon 5.196%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.213	5.203	5.192	5.180	5.171
WAL (yr)	12.82	9.34	7.19	5.82	5.01
MDUR (yr)	8.79	6.96	5.67	4.78	4.23
First Prin Pay	Oct10	Dec08	Dec07	Nov07	Jan08
Last Prin Pay	Nov30	Nov25	Jun21	Apr18	Dec15

Class MF-2 (To Call)

Coupon 5.643%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.662	5.648	5.632	5.616	5.602
WAL (yr)	11.07	7.76	5.86	4.69	3.99
MDUR (yr)	7.91	6.06	4.83	3.99	3.47
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-2 (To Maturity)

Coupon 5.643%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.666	5.654	5.642	5.629	5.618
WAL (yr)	12.74	9.24	7.11	5.74	4.90
MDUR (yr)	8.52	6.77	5.53	4.66	4.10
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Jun29	Mar24	Dec19	Jan17	Dec14

Class MF-3 (To Call)

Coupon 5.742

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.763	5.748	5.732	5.715	5.700
WAL (yr)	11.07	7.76	5.86	4.68	3.97
MDUR (yr)	7.87	6.04	4.81	3.98	3.45
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-3 (To Maturity)

Coupon 5.742

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.766	5.754	5.741	5.728	5.716
WAL (yr)	12.62	9.12	7.01	5.66	4.81
MDUR (yr)	8.43	6.69	5.46	4.60	4.03
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	May27	Dec21	Feb18	Jul15	Aug13

Class MF-4 (To Call)

Coupon	5.841%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.863	5.848	5.831	5.815	5.800
WAL (yr)	11.07	7.76	5.86	4.68	3.97
MDUR (yr)	7.83	6.01	4.80	3.97	3.44
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-4 (To Maturity)

Coupon	5.841%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.866	5.854	5.841	5.827	5.815
WAL (yr)	12.53	9.03	6.94	5.60	4.76
MDUR (yr)	8.36	6.62	5.41	4.55	3.99
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Jul26	Feb21	Jun17	Dec14	Mar13

Class MF-5 (To Call)

Coupon	6.040%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.065	6.049	6.032	6.015	5.999
WAL (yr)	11.07	7.76	5.86	4.68	3.95
MDUR (yr)	7.74	5.96	4.76	3.95	3.41
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-5 (To Maturity)

Coupon	6.040%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.068	6.055	6.041	6.027	6.014
WAL (yr)	12.36	8.89	6.83	5.51	4.67
MDUR (yr)	8.21	6.50	5.31	4.47	3.90
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	May25	Jan20	Aug16	Apr14	Aug12

Class BF (To Call)

Coupon 6.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 98.19	6.670	6.724	6.783	6.843	6.899
WAL (yr)	11.07	7.76	5.86	4.68	3.95
MDUR (yr)	7.54	5.84	4.68	3.89	3.36
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class BF (To Maturity)

Coupon 6.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 98.19	6.662	6.708	6.758	6.809	6.856
WAL (yr)	12.05	8.64	6.62	5.34	4.53
MDUR (yr)	7.88	6.25	5.10	4.30	3.75
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	Nov23	Oct18	Jul15	Jun13	Nov11

Class 1-AV-1 (To Call)

Margin 0.30%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	4.92	3.48	2.69	2.12	1.70
MDUR (yr)	4.56	3.31	2.59	2.07	1.67
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class 1-AV-1 (To Maturity)

Margin 0.30%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	31	31	31	31	31
WAL (yr)	5.16	3.65	2.81	2.21	1.73
MDUR (yr)	4.73	3.44	2.69	2.15	1.70
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Oct29	Mar23	Jul18	May15	Mar13

Class 2-AV-1 (To Call)

Margin 0.15%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	1.56	1.24	1.00	0.85	0.75
MDUR (yr)	1.54	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05

Class 2-AV-1 (To Maturity)

Margin 0.15%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	1.56	1.24	1.00	0.85	0.75
MDUR (yr)	1.54	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05

Class 2-AV-2 (To Call)

Margin 0.35%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	5.17	3.62	2.81	2.22	2.00
MDUR (yr)	4.87	3.48	2.73	2.17	1.96
First Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05
Last Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07

Class 2-AV-2 (To Maturity)

Margin 0.35%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	5.17	3.62	2.81	2.22	2.00
MDUR (yr)	4.87	3.48	2.73	2.17	1.96
First Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05
Last Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07

Class 2-AV-3 (To Call)

Margin	0.53%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	53	53	53	53	53
WAL (yr)	13.13	8.98	6.66	5.10	2.90
MDUR (yr)	11.35	8.13	6.19	4.82	2.81
First Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class 2-AV-3 (To Maturity)

Margin	0.53%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	59	59	59	59	57
WAL (yr)	15.17	10.36	7.63	5.78	3.17
MDUR (yr)	12.73	9.18	6.98	5.41	3.05
First Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07
Last Prin Pay	Jan30	Apr23	Jul18	Apr15	Feb13

Class MV-1 (To Call)

Margin	0.62%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	62	62	62	62	62
WAL (yr)	8.92	6.11	4.75	4.39	4.66
MDUR (yr)	7.95	5.65	4.48	4.17	4.42
First Prin Pay	Mar09	Nov07	Jan08	Jul08	May09
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-1 (To Maturity)

Margin	0.62%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	63	64	63	63	67
WAL (yr)	9.50	6.50	5.02	4.59	5.59
MDUR (yr)	8.34	5.95	4.70	4.34	5.24
First Prin Pay	Mar09	Nov07	Jan08	Jul08	Jun09
Last Prin Pay	Jul26	Feb20	Feb16	Jun13	Sep11

Class MV-2 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	65	65	65	65	65
WAL (yr)	8.92	6.11	4.71	4.20	4.43
MDUR (yr)	7.94	5.64	4.44	3.99	4.21
First Prin Pay	Mar09	Nov07	Dec07	Apr08	Oct08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-2 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	66	67	66	66	66
WAL (yr)	9.47	6.48	4.97	4.38	4.57
MDUR (yr)	8.31	5.92	4.65	4.15	4.34
First Prin Pay	Mar09	Nov07	Dec07	Apr08	Oct08
Last Prin Pay	Oct25	Jun19	Aug15	Feb13	May11

Class MV-3 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	70	70	70	70	70
WAL (yr)	8.92	6.11	4.69	4.09	4.06
MDUR (yr)	7.92	5.63	4.42	3.89	3.87
First Prin Pay	Mar09	Nov07	Dec07	Mar08	Jul08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-3 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
DM @ 100-00	71	72	71	71	71
WAL (yr)	9.43	6.45	4.93	4.26	4.18
MDUR (yr)	8.26	5.89	4.61	4.03	3.98
First Prin Pay	Mar09	Nov07	Dec07	Mar08	Jul08
Last Prin Pay	Nov24	Sep18	Jan15	Sep12	Jan11

Class MV-4 (To Call)

Margin	1.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	8.92	6.11	4.68	4.03	3.88
MDUR (yr)	7.75	5.55	4.35	3.80	3.67
First Prin Pay	Mar09	Nov07	Nov07	Feb08	May08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-4 (To Maturity)

Margin	1.10%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	112	112	112	112	111
WAL (yr)	9.39	6.42	4.90	4.18	3.99
MDUR (yr)	8.06	5.77	4.53	3.92	3.77
First Prin Pay	Mar09	Nov07	Nov07	Feb08	May08
Last Prin Pay	Jan24	Feb18	Aug14	Apr12	Oct10

Class MV-5 (To Call)

Margin	1.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	120	120	120	120	120
WAL (yr)	8.92	6.11	4.67	3.98	3.76
MDUR (yr)	7.71	5.52	4.33	3.74	3.55
First Prin Pay	Mar09	Nov07	Nov07	Jan08	Mar08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-5 (To Maturity)

Margin	1.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	122	122	122	122	121
WAL (yr)	9.34	6.38	4.86	4.11	3.85
MDUR (yr)	7.98	5.72	4.48	3.85	3.64
First Prin Pay	Mar09	Nov07	Nov07	Jan08	Mar08
Last Prin Pay	May23	Jul17	Mar14	Jan12	Jul10

Class MV-6 (To Call)

Margin 1.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	8.92	6.11	4.67	3.94	3.67
MDUR (yr)	7.63	5.48	4.30	3.69	3.46
First Prin Pay	Mar09	Nov07	Nov07	Dec07	Jan08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-6 (To Maturity)

Margin 1.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	142	142	142	142	141
WAL (yr)	9.27	6.33	4.82	4.04	3.74
MDUR (yr)	7.85	5.64	4.42	3.77	3.52
First Prin Pay	Mar09	Nov07	Nov07	Dec07	Jan08
Last Prin Pay	May22	Nov16	Aug13	Aug11	Mar10

Class MV-7 (To Call)

Margin 1.80%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	8.92	6.11	4.66	3.92	3.60
MDUR (yr)	7.48	5.40	4.24	3.64	3.37
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Jan08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-7 (To Maturity)

Margin 1.80%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	182	182	182	181	181
WAL (yr)	9.18	6.26	4.75	3.99	3.64
MDUR (yr)	7.63	5.50	4.32	3.69	3.40
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Jan08
Last Prin Pay	May21	Feb16	Feb13	Mar11	Nov09

Class MV-8 (To Call)

Margin 1.90%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	8.92	6.11	4.65	3.89	3.54
MDUR (yr)	7.44	5.38	4.22	3.60	3.31
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Dec07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-8 (To Maturity)

Margin 1.90%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	191	191	190	190	190
WAL (yr)	9.04	6.16	4.68	3.90	3.55
MDUR (yr)	7.51	5.42	4.24	3.61	3.31
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Dec07
Last Prin Pay	May20	May15	Jul12	Oct10	Jul09

Class BV (To Call)

Margin 3.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 97.57	335	347	360	370	377
WAL (yr)	8.81	6.00	4.56	3.81	3.44
MDUR (yr)	6.92	5.06	4.00	3.42	3.12
First Prin Pay	Mar09	Nov07	Oct07	Oct07	Nov07
Last Prin Pay	Nov18	Jun14	Nov11	Apr10	Feb09

Class BV (To Maturity)

Margin 3.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 97.57	335	347	360	370	377
WAL (yr)	8.81	6.00	4.56	3.81	3.44
MDUR (yr)	6.92	5.06	4.00	3.42	3.12
First Prin Pay	Mar09	Nov07	Oct07	Oct07	Nov07
Last Prin Pay	Jan19	Jun14	Nov11	Apr10	Feb09

Class AF-1A Corridor Contract Agreement Schedule and Strike Rates			
Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	43,672,000	6.72086	9.00000
2	43,013,919	6.50398	9.00000
3	42,096,891	6.72069	9.00000
4	40,920,152	6.50381	9.00000
5	39,484,217	6.50372	9.00000
6	37,790,914	7.20046	9.00000
7	35,843,420	6.50355	9.00000
8	33,646,470	6.72025	9.00000
9	31,207,001	6.50337	9.00000
10	28,542,671	6.72006	9.00000
11	25,928,866	6.50305	9.00000
12	23,364,815	6.49850	9.00000
13	20,849,503	6.71486	9.00000
14	18,382,096	6.49815	9.00000
15	15,961,692	6.71466	9.00000
16	13,587,407	6.49796	9.00000
17	11,258,372	6.49786	9.00000
18	8,973,735	7.19394	9.00000
19	6,732,659	6.49765	9.00000
20	4,534,323	6.71414	9.00000
21	2,377,921	6.49745	9.00000
22	262,664	6.71392	9.00000

Class 1-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	475,310,000	7.55398	9.75000	31	170,469,928	6.86114	9.74313
2	472,215,406	6.53925	9.75000	32	161,569,630	7.10020	9.74289
3	468,393,460	6.76753	9.75000	33	152,955,820	6.86166	9.74297
4	463,847,254	6.53920	9.75000	34	144,619,325	7.10131	9.74063
5	458,582,597	6.53918	9.75000	35	136,551,299	6.90040	9.71717
6	452,608,046	7.27343	9.74995	36	128,743,169	8.30952	9.63878
7	445,934,954	6.53953	9.74996	37	121,208,470	8.59718	10.13398
8	438,577,373	6.76782	9.74996	38	121,208,470	8.30990	10.13768
9	430,552,133	6.53948	9.74996	39	121,208,470	8.59739	10.13335
10	421,879,141	6.76777	9.74996	40	121,208,470	8.31080	10.13518
11	412,582,741	6.53942	9.74996	41	121,208,470	8.32831	10.11083
12	402,715,782	6.53955	9.74969	42	121,208,470	10.28792	10.28792
13	393,034,071	6.76783	9.74968	43	118,574,916	9.60442	10.03055
14	383,534,788	6.53947	9.74969	44	114,762,409	9.93492	10.02318
15	374,214,522	6.76774	9.74968	45	111,071,916	9.60455	10.03013
16	365,069,927	6.53938	9.74969	46	107,499,549	9.93566	10.02067
17	356,097,718	6.53933	9.74968	47	104,041,559	9.61671	10.01270
18	347,294,671	7.27333	9.74935	48	100,694,479	10.07766	10.07766
19	338,657,641	6.53942	9.74942	49	97,467,128	10.42409	10.42409
20	330,183,504	6.76768	9.74939	50	94,342,791	10.07784	10.16127
21	321,869,214	6.53997	9.74941	51	91,318,184	10.42418	10.42418
22	313,711,662	6.77647	9.74939	52	88,390,133	10.07836	10.16171
23	305,707,347	6.60201	9.74941	53	85,555,566	10.08409	10.15671
24	297,846,066	6.73408	9.74894				
25	290,075,882	6.96990	9.74890				
26	281,666,900	6.73238	9.74894				
27	253,021,296	6.96775	9.74890				
28	226,485,951	6.73447	9.74803				
29	201,951,622	6.76202	9.74518				
30	179,677,813	7.62807	9.74239				

Class 2-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	262,240,000	8.02480	8.25000	31	93,946,523	7.51425	9.20248
2	260,501,318	6.95694	8.25000	32	89,060,507	7.77308	9.20088
3	258,360,984	7.19702	8.25000	33	84,331,200	7.51429	9.20245
4	255,820,813	6.95701	8.25000	34	79,753,591	7.78313	9.19544
5	252,884,143	6.95686	8.25000	35	75,322,602	7.65803	9.06118
6	249,555,789	7.72886	8.25000	36	71,036,576	9.05545	9.05545
7	245,842,115	6.95655	8.25000	37	66,889,520	9.36576	10.04503
8	241,751,013	7.19661	8.25000	38	66,889,520	9.05569	10.05157
9	237,291,894	6.95624	8.25000	39	66,889,520	9.36600	10.04487
10	232,475,667	7.19665	8.25000	40	66,889,520	9.06323	10.04607
11	227,319,532	6.95628	8.25000	41	66,889,520	9.13683	9.90301
12	221,914,274	6.95619	8.25000				
13	216,610,402	7.19629	8.25000				
14	211,406,026	6.95600	8.25000				
15	206,299,293	7.19610	8.25000				
16	201,288,383	6.95616	8.25000				
17	196,371,523	6.95606	8.25000				
18	191,546,948	7.72803	8.25000				
19	186,812,936	6.95586	8.25000				
20	182,167,799	7.19595	8.25000				
21	177,609,881	6.95566	8.25000				
22	173,137,555	7.20639	8.24458				
23	168,748,658	7.29310	8.24476				
24	164,445,539	7.34371	8.24475				
25	160,088,067	7.59627	9.24488				
26	153,654,472	7.32570	9.24527				
27	137,995,480	7.57818	9.24511				
28	123,495,490	7.32749	9.24113				
29	110,144,789	7.46868	9.20445				
30	98,994,424	8.34611	9.19741				

Floating Rate Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	141,300,000	7.76005	8.25000	31	141,300,000	7.13202	9.22867
2	141,300,000	6.72643	8.25000	32	141,300,000	7.37811	9.22795
3	141,300,000	6.95891	8.25000	33	141,300,000	7.13237	9.22856
4	141,300,000	6.72642	8.25000	34	141,300,000	7.38241	9.22457
5	141,300,000	6.72635	8.25000	35	141,300,000	7.20844	9.16170
6	141,300,000	7.47403	8.24997	36	141,300,000	8.61341	9.10783
7	141,300,000	6.72647	8.24997	37	141,300,000	8.90912	10.10235
8	141,300,000	6.95895	8.24998	38	135,198,786	8.61376	10.10705
9	141,300,000	6.72633	8.24998	39	124,769,135	8.90940	10.10189
10	141,300,000	6.95893	8.24998	40	114,674,244	8.61708	10.10348
11	141,300,000	6.72630	8.24997	41	104,903,560	8.65458	10.03689
12	141,300,000	6.72635	8.24979	42	95,448,711	9.25000	9.25000
13	141,300,000	6.95884	8.24980	43	90,422,801	9.25000	9.36679
14	141,300,000	6.72623	8.24980	44	87,516,994	9.50000	9.50000
15	141,300,000	6.95871	8.24979	45	84,704,136	9.50000	9.61630
16	141,300,000	6.72623	8.24979	46	81,981,264	9.50000	9.50000
17	141,300,000	6.72617	8.24980	47	79,345,539	9.50000	9.55882
18	141,300,000	7.47367	8.24958				
19	141,300,000	6.72615	8.24962				
20	141,300,000	6.95862	8.24961				
21	141,300,000	6.72644	8.24962				
22	141,300,000	6.96800	8.24769				
23	141,300,000	6.88639	8.24775				
24	141,300,000	6.98951	8.24746				
25	141,300,000	7.23128	9.24748				
26	141,300,000	6.98200	9.24763				
27	141,300,000	7.22346	9.24755				
28	141,300,000	6.98399	9.24558				
29	141,300,000	7.05195	9.23070				
30	141,300,000	7.92204	9.22640				

Class AF-1A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.468	7.468
2	6.504	9.000
3	6.721	9.000
4	6.504	9.000
5	6.504	9.000
6	7.200	9.000
7	6.504	9.000
8	6.720	9.000
9	6.503	9.000
10	6.720	9.000
11	6.503	9.000
12	6.498	9.000
13	6.715	9.000
14	6.498	9.000
15	6.715	9.000
16	6.498	9.000
17	6.498	9.000
18	7.194	9.000
19	6.498	9.000
20	6.714	9.000
21	6.497	9.000
22	6.714	9.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.758%, 6-Month LIBOR stays at 2.070%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 1-AV Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.804	7.804
2	6.789	10.000
3	7.018	10.000
4	6.789	10.000
5	6.789	10.000
6	7.523	10.000
7	6.789	10.000
8	7.018	10.000
9	6.789	10.000
10	7.018	10.000
11	6.789	10.000
12	6.789	10.000
13	7.018	10.000
14	6.789	10.000
15	7.018	10.000
16	6.789	10.000
17	6.789	10.000
18	7.523	10.000
19	6.789	10.000
20	7.017	10.000
21	6.790	10.000
22	7.023	10.000
23	6.831	10.000
24	6.922	10.000
25	7.156	10.000
26	6.921	10.000
27	7.154	10.000
28	6.922	10.000
29	6.922	10.000
30	7.671	10.000
31	6.923	10.000
32	7.156	10.000
33	6.923	10.000
34	7.156	10.000
35	6.943	10.000
36	7.734	10.000
37	7.994	10.500
38	7.734	10.500
39	7.994	10.500
40	7.734	10.500
41	7.734	10.500
42	8.272	10.771
43	7.734	10.500
44	7.994	10.500
45	7.734	10.500
46	7.994	10.500

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	7.734	10.500
48	7.734	11.416
49	7.994	11.799
50	7.734	11.500
51	7.994	11.799
52	7.734	11.500
53	7.734	11.500
54	8.570	14.051
55	7.735	12.686
56	7.994	13.110
57	7.735	12.686
58	7.994	13.110
59	7.735	12.686
60	7.735	13.470
61	7.994	13.921
62	7.735	13.470
63	7.994	13.921
64	7.735	13.470
65	7.735	13.470
66	8.570	14.920
67	7.735	13.470
68	7.994	13.921
69	7.735	13.470
70	7.994	13.921
71	7.735	13.470
72	7.735	13.470
73	7.995	13.921
74	7.735	13.470
75	7.995	13.921
76	7.735	13.470
77	7.735	13.470
78	8.570	14.920
79	7.735	13.470
80	7.995	13.921
81	7.735	13.470
82	7.995	13.921
83	7.735	13.470
84	7.735	13.470
85	7.995	13.921
86	7.735	13.470
87	7.995	13.922
88	7.735	13.471

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.758%, 6-Month LIBOR stays at 2.070%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	262,240,000	8.02480	8.25000	31	93,946,523	7.51425	9.20248
2	260,501,318	6.95694	8.25000	32	89,060,507	7.77308	9.20088
3	258,360,984	7.19702	8.25000	33	84,331,200	7.51429	9.20245
4	255,820,813	6.95701	8.25000	34	79,753,591	7.78313	9.19544
5	252,884,143	6.95686	8.25000	35	75,322,602	7.65803	9.06118
6	249,555,789	7.72886	8.25000	36	71,036,576	9.05545	9.05545
7	245,842,115	6.95655	8.25000	37	66,889,520	9.36576	10.04503
8	241,751,013	7.19661	8.25000	38	66,889,520	9.05569	10.05157
9	237,291,894	6.95624	8.25000	39	66,889,520	9.36600	10.04487
10	232,475,667	7.19665	8.25000	40	66,889,520	9.06323	10.04607
11	227,319,532	6.95628	8.25000	41	66,889,520	9.13683	9.90301
12	221,914,274	6.95619	8.25000				
13	216,610,402	7.19629	8.25000				
14	211,406,026	6.95600	8.25000				
15	206,299,293	7.19610	8.25000				
16	201,288,383	6.95616	8.25000				
17	196,371,523	6.95606	8.25000				
18	191,546,948	7.72803	8.25000				
19	186,812,936	6.95586	8.25000				
20	182,167,799	7.19595	8.25000				
21	177,609,881	6.95566	8.25000				
22	173,137,555	7.20639	8.24458				
23	168,748,658	7.29310	8.24476				
24	164,445,539	7.34371	8.24475				
25	160,088,067	7.59627	9.24488				
26	153,654,472	7.32570	9.24527				
27	137,995,480	7.57818	9.24511				
28	123,495,490	7.32749	9.24113				
29	110,144,789	7.46868	9.20445				
30	98,994,424	8.34611	9.19741				

Floating Rate Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	141,300,000	7.76005	8.25000	31	141,300,000	7.13202	9.22867
2	141,300,000	6.72643	8.25000	32	141,300,000	7.37811	9.22795
3	141,300,000	6.95891	8.25000	33	141,300,000	7.13237	9.22856
4	141,300,000	6.72642	8.25000	34	141,300,000	7.38241	9.22457
5	141,300,000	6.72635	8.25000	35	141,300,000	7.20844	9.16170
6	141,300,000	7.47403	8.24997	36	141,300,000	8.61341	9.10783
7	141,300,000	6.72647	8.24997	37	141,300,000	8.90912	10.10235
8	141,300,000	6.95895	8.24998	38	135,198,786	8.61376	10.10705
9	141,300,000	6.72633	8.24998	39	124,769,135	8.90940	10.10189
10	141,300,000	6.95893	8.24998	40	114,674,244	8.61708	10.10348
11	141,300,000	6.72630	8.24997	41	104,903,560	8.65458	10.03689
12	141,300,000	6.72635	8.24979	42	95,448,711	9.25000	9.25000
13	141,300,000	6.95884	8.24980	43	90,422,801	9.25000	9.36679
14	141,300,000	6.72623	8.24980	44	87,516,994	9.50000	9.50000
15	141,300,000	6.95871	8.24979	45	84,704,136	9.50000	9.61630
16	141,300,000	6.72623	8.24979	46	81,981,264	9.50000	9.50000
17	141,300,000	6.72617	8.24980	47	79,345,539	9.50000	9.55882
18	141,300,000	7.47367	8.24958				
19	141,300,000	6.72615	8.24962				
20	141,300,000	6.95862	8.24961				
21	141,300,000	6.72644	8.24962				
22	141,300,000	6.96800	8.24769				
23	141,300,000	6.88639	8.24775				
24	141,300,000	6.98951	8.24746				
25	141,300,000	7.23128	9.24748				
26	141,300,000	6.98200	9.24763				
27	141,300,000	7.22346	9.24755				
28	141,300,000	6.98399	9.24558				
29	141,300,000	7.05195	9.23070				
30	141,300,000	7.92204	9.22640				

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	4,011	
Total Outstanding Balance	$605,122,294	
Average Loan Balance	$150,866	$20,000 to $950,000
WA Mortgage Rate	7.593%	4.975% to 13.750%
Net WAC	7.084%	4.466% to 13.241%
ARM Characteristics		
WA Gross Margin	6.828%	1.000% to 13.250%
WA Months to First Roll	33	3 to 36
WA First Periodic Cap	1.761%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.425%	1.000% to 3.000%
WA Lifetime Cap	14.567%	10.625% to 20.750%
WA Lifetime Floor	7.696%	2.750% to 13.750%
WA Original Term (months)	357	120 to 360
WA Remaining Term (months)	355	119 to 360
WA LTV	75.10%	7.48% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	600	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	78.04%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	28.46%	SFR	76.01%	FULL	58.54%	RCO	48.50%	OO	98.69%	A	71.26%	0	21.96%
FL	9.31%	PUD	15.95%	STATED	41.46%	PUR	44.74%	INV	1.00%	A-	4.56%	6	0.04%
TX	6.78%	CND	5.36%			RNC	6.76%	2H	0.30%	B	10.16%	12	5.01%
NV	3.68%	2 FAM	1.84%							C	10.32%	24	7.22%
MI	3.64%	CNDP	0.34%							C-	2.55%	36	50.12%
										D	1.15%	60	15.66%

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$150,373	2	0.02	$75,187	6.574	358.20	676	64.1
2/28 LIB6M	$46,150,159	319	7.63	$144,671	7.941	358.49	598	78.9
2/28 LIB6M - IO	$11,702,840	63	1.93	$185,759	7.189	358.42	604	79.8
3/27 LIB6M	$329,788,649	2,353	54.50	$140,157	7.823	358.88	593	75.1
3/27 LIB6M - IO	$65,808,496	332	10.88	$198,218	7.107	358.98	608	78.8
10Yr Fixed	$111,410	2	0.02	$55,705	8.678	119.00	593	71.1
15Yr Fixed	$10,773,646	98	1.78	$109,935	7.742	178.88	591	69.8
15Yr Fixed - CC	$60,512	1	0.01	$60,512	10.250	178.00	522	76.0
20Yr Fixed	$294,336	3	0.05	$98,112	8.699	238.06	617	79.6
30Yr Fixed	$130,252,173	789	21.52	$165,085	7.189	358.87	613	72.0
30Yr Fixed - CC	$1,917,956	12	0.32	$159,830	8.363	359.00	558	69.2
30Yr Fixed - IO	$7,814,210	34	1.29	$229,830	6.784	358.40	647	74.6
30/15 Fixed Balloon	$297,533	3	0.05	$99,178	8.576	177.07	651	83.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$453,600,517	3,069	74.96	$147,801	7.714	358.84	596	76.1
Fixed 120	$111,410	2	0.02	$55,705	8.678	119.00	593	71.1
Fixed 180	$11,131,691	102	1.84	$109,134	7.778	178.83	592	70.2
Fixed 240	$294,336	3	0.05	$98,112	8.699	238.06	617	79.6
Fixed 360	$139,984,340	835	23.13	$167,646	7.182	358.84	614	72.1
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$66,441	3	0.01	$22,147	11.242	238.65	539	57.1
$25,000.01 - $50,000.00	$4,579,966	102	0.76	$44,902	9.282	340.77	577	69.4
$50,000.01 - $75,000.00	$43,168,751	684	7.13	$63,112	8.635	350.69	597	78.4
$75,000.01 - $100,000.00	$52,789,504	601	8.72	$87,836	8.034	353.82	597	76.9
$100,000.01 - $150,000.00	$136,016,829	1,103	22.48	$123,315	7.749	354.56	601	76.0
$150,000.01 - $200,000.00	$107,527,134	622	17.77	$172,873	7.504	355.34	600	74.3
$200,000.01 - $250,000.00	$85,789,434	384	14.18	$223,410	7.343	357.84	600	74.4
$250,000.01 - $300,000.00	$59,403,839	217	9.82	$273,750	7.439	357.92	600	75.6
$300,000.01 - $350,000.00	$37,385,873	115	6.18	$325,095	7.181	354.15	605	72.5
$350,000.01 - $400,000.00	$30,900,579	82	5.11	$376,836	6.961	358.87	604	73.7
$400,000.01 - $450,000.00	$14,917,514	35	2.47	$426,215	7.151	359.12	607	77.5
$450,000.01 - $500,000.00	$20,233,850	42	3.34	$481,758	7.148	354.50	582	71.2

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$500,000.01 - $550,000.00	$6,297,818	12	1.04	$524,818	7.157	359.08	612	76.8
$550,000.01 - $600,000.00	$1,726,882	3	0.29	$575,627	6.386	359.02	602	70.9
$600,000.01 - $650,000.00	$1,938,973	3	0.32	$646,324	7.369	359.01	590	59.3
$650,000.01 - $700,000.00	$679,437	1	0.11	$679,437	6.950	359.00	599	80.0
$700,000.01 - $750,000.00	$749,471	1	0.12	$749,471	7.750	359.00	658	67.6
> $900,000.00	$950,000	1	0.16	$950,000	6.375	358.00	621	69.1
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$4,420,512	47	0.73	$94,053	8.092	346.23	600	76.4
Arizona	$18,416,548	135	3.04	$136,419	7.303	354.08	612	79.3
Arkansas	$524,262	7	0.09	$74,895	9.312	359.43	574	83.2
California	$172,228,729	760	28.46	$226,617	7.092	355.59	596	69.5
Colorado	$10,888,736	69	1.80	$157,808	6.925	358.84	613	77.8
Connecticut	$8,596,785	49	1.42	$175,445	7.755	358.98	586	68.3
Delaware	$1,536,061	11	0.25	$139,642	7.917	358.67	572	73.8
District of Columbia	$571,011	3	0.09	$190,337	6.998	358.30	551	43.7
Florida	$56,345,878	413	9.31	$136,431	7.782	355.42	600	76.5
Georgia	$14,556,449	113	2.41	$128,818	8.224	354.69	595	78.7
Hawaii	$6,219,891	25	1.03	$248,796	6.813	358.89	631	75.6
Idaho	$3,283,231	30	0.54	$109,441	7.474	358.85	624	76.3
Illinois	$19,722,038	147	3.26	$134,164	8.169	357.63	615	80.4
Indiana	$9,499,083	102	1.57	$93,128	8.159	353.21	598	81.6
Iowa	$1,548,884	18	0.26	$86,049	8.582	343.22	585	80.2
Kansas	$1,420,926	15	0.23	$94,728	9.108	345.74	598	83.9
Kentucky	$4,798,667	43	0.79	$111,597	8.043	351.84	593	81.4
Louisiana	$6,394,964	57	1.06	$112,192	8.208	355.56	590	76.4
Maine	$714,075	7	0.12	$102,011	9.365	348.88	579	87.2
Maryland	$15,791,472	86	2.61	$183,622	8.173	356.14	574	75.9
Massachusetts	$16,195,584	78	2.68	$207,636	7.495	355.72	601	74.3
Michigan	$22,046,078	197	3.64	$111,909	8.219	357.94	588	80.3
Minnesota	$6,798,635	41	1.12	$165,820	7.993	358.98	595	77.8
Mississippi	$3,448,433	33	0.57	$104,498	8.262	356.95	579	77.3
Missouri	$9,494,280	101	1.57	$94,003	8.222	356.04	604	80.1
Montana	$114,544	2	0.02	$57,272	7.998	359.00	598	84.6
Nebraska	$1,061,448	10	0.18	$106,145	7.587	344.68	599	84.6
Nevada	$22,271,398	113	3.68	$197,092	7.369	356.66	597	74.7
New Hampshire	$4,737,304	27	0.78	$175,456	7.276	353.39	600	76.0
New Jersey	$12,286,201	70	2.03	$175,517	8.332	356.96	582	70.4
New Mexico	$1,237,564	8	0.20	$154,696	7.960	359.01	615	79.8

Aggregate

ARM and Fixed $605,122,294

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New York	$13,786,875	78	2.28	$176,755	7.907	358.12	580	71.4
North Carolina	$6,352,946	48	1.05	$132,353	8.465	346.25	573	76.1
North Dakota	$166,426	2	0.03	$83,213	8.152	358.39	572	79.3
Ohio	$9,383,138	95	1.55	$98,770	7.897	357.66	601	79.6
Oklahoma	$4,526,151	44	0.75	$102,867	7.908	351.35	613	80.7
Oregon	$6,825,973	44	1.13	$155,136	7.118	358.70	620	79.6
Pennsylvania	$10,665,266	94	1.76	$113,460	7.880	347.15	592	76.7
Rhode Island	$2,111,058	14	0.35	$150,790	7.472	359.09	595	64.5
South Carolina	$2,405,076	19	0.40	$126,583	8.690	353.83	576	75.2
South Dakota	$712,695	8	0.12	$89,087	8.246	358.14	611	73.7
Tennessee	$8,951,905	83	1.48	$107,854	7.685	351.11	618	82.6
Texas	$41,025,400	392	6.78	$104,657	7.627	352.27	626	80.3
Utah	$4,072,647	33	0.67	$123,414	6.998	358.77	643	80.9
Vermont	$491,130	3	0.08	$163,710	7.738	357.73	606	81.1
Virginia	$14,352,570	94	2.37	$152,687	7.851	357.35	592	74.7
Washington	$16,674,213	97	2.76	$171,899	7.025	358.54	620	77.1
West Virginia	$240,274	3	0.04	$80,091	10.023	359.00	550	69.3
Wisconsin	$4,643,303	38	0.77	$122,192	8.554	358.67	594	80.3
Wyoming	$565,573	5	0.09	$113,115	8.116	304.37	586	76.3
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$20,580,189	160	3.40	$128,626	7.558	355.39	567	42.1
50.01 - 55.00	$21,143,183	123	3.49	$171,896	7.244	357.46	569	53.0
55.01 - 60.00	$34,608,603	201	5.72	$172,182	7.151	356.53	569	57.9
60.01 - 65.00	$53,079,727	283	8.77	$187,561	7.259	347.19	577	63.2
65.01 - 70.00	$53,275,309	314	8.80	$169,667	7.581	354.78	573	68.7
70.01 - 75.00	$57,846,470	367	9.56	$157,620	7.870	353.29	563	73.9
75.01 - 80.00	$266,418,935	1,842	44.03	$144,636	7.335	356.83	630	79.8
80.01 - 85.00	$27,986,629	208	4.62	$134,551	8.556	356.95	569	84.4
85.01 - 90.00	$39,037,071	264	6.45	$147,868	8.133	356.74	602	89.6
90.01 - 95.00	$11,676,020	79	1.93	$147,798	9.013	354.42	594	94.8
95.01 - 100.00	$19,470,159	170	3.22	$114,530	9.121	358.61	603	99.9
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$336,108	2	0.06	$168,054	4.987	358.50	729	78.6
5.001 - 5.500	$2,317,021	11	0.38	$210,638	5.457	358.93	621	73.4
5.501 - 6.000	$21,650,701	102	3.58	$212,262	5.895	358.78	641	70.8
6.001 - 6.500	$82,514,067	407	13.64	$202,737	6.356	356.70	632	72.1
6.501 - 7.000	$130,724,635	738	21.60	$177,134	6.829	355.62	612	72.1
7.001 - 7.500	$95,987,452	616	15.86	$155,824	7.326	355.14	605	74.9
7.501 - 8.000	$99,256,696	667	16.40	$148,811	7.801	353.68	597	75.2
8.001 - 8.500	$61,562,066	453	10.17	$135,899	8.320	356.10	580	78.2
8.501 - 9.000	$46,916,798	381	7.75	$123,141	8.792	355.29	568	78.1
9.001 - 9.500	$24,691,927	221	4.08	$111,728	9.311	354.95	560	81.4
9.501 - 10.000	$20,956,676	194	3.46	$108,024	9.786	355.53	558	81.1
10.001 - 10.500	$7,625,191	76	1.26	$100,331	10.321	352.72	562	83.8
10.501 - 11.000	$5,379,336	64	0.89	$84,052	10.827	354.87	549	81.5
11.001 - 11.500	$2,324,115	33	0.38	$70,428	11.348	350.04	545	78.5
11.501 - 12.000	$1,757,953	27	0.29	$65,109	11.801	352.96	555	82.7
12.001 - 12.500	$459,326	9	0.08	$51,036	12.384	359.59	526	73.8
12.501 - 13.000	$557,251	8	0.09	$69,656	12.807	358.92	535	79.4
13.001 - 13.500	$56,975	1	0.01	$56,975	13.250	358.00	572	100.0
13.501 - 14.000	$48,000	1	0.01	$48,000	13.750	360.00	601	100.0
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$459,943,743	3,148	76.01	$146,107	7.633	354.78	597	74.7
PUD	$96,498,186	540	15.95	$178,700	7.380	357.70	608	76.9
CND	$32,458,505	233	5.36	$139,307	7.646	356.96	612	76.6
2 FAM	$11,148,711	65	1.84	$171,519	7.713	358.85	610	70.7
CNDP	$2,027,935	11	0.34	$184,358	7.703	358.77	634	80.4
3 FAM	$1,729,807	8	0.29	$216,226	6.939	343.36	607	63.0
4 FAM	$1,170,316	4	0.19	$292,579	7.130	358.43	624	72.9
MNF	$145,092	2	0.02	$72,546	10.754	359.00	610	73.8
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$293,474,696	1,847	48.50	$158,893	7.669	353.42	573	69.0
PUR	$270,760,256	1,879	44.74	$144,098	7.511	358.43	630	81.3
RNC	$40,887,343	285	6.76	$143,464	7.588	350.01	595	77.6

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$597,222,936	3,937	98.69	$151,695	7.587	355.48	600	75.2
INV	$6,077,900	56	1.00	$108,534	7.934	354.30	638	69.7
2H	$1,821,459	18	0.30	$101,192	8.345	341.39	592	64.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$111,410	2	0.02	$55,705	8.678	119.00	593	71.1
121 - 180	$11,131,691	102	1.84	$109,134	7.778	178.83	592	70.2
181 - 300	$294,336	3	0.05	$98,112	8.699	238.06	617	79.6
301 - 360	$593,584,857	3,904	98.09	$152,045	7.589	358.84	600	75.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$354,263,157	2,456	58.54	$144,244	7.640	355.36	585	75.8
STATED INCOME	$250,859,137	1,555	41.46	$161,324	7.527	355.53	621	74.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$110,086	1	0.02	$110,086	7.500	358.00		70.0
801 - 820	$440,582	1	0.07	$440,582	6.250	359.00	801	90.0
781 - 800	$1,443,415	8	0.24	$180,427	6.377	357.83	786	82.6
761 - 780	$3,018,332	21	0.50	$143,730	6.957	354.33	768	79.2
741 - 760	$5,758,514	42	0.95	$137,107	6.896	355.67	750	79.0
721 - 740	$10,060,186	60	1.66	$167,670	6.943	356.33	730	80.0
701 - 720	$13,399,757	89	2.21	$150,559	6.830	358.89	709	78.5

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
681 - 700	$23,027,587	142	3.81	$162,166	7.108	354.49	689	77.8
661 - 680	$38,710,961	258	6.40	$150,042	7.048	357.76	669	77.3
641 - 660	$58,183,781	392	9.62	$148,428	7.289	355.17	650	78.2
621 - 640	$70,781,821	448	11.70	$157,995	7.172	355.34	630	77.8
601 - 620	$74,015,726	495	12.23	$149,527	7.394	355.72	610	78.3
581 - 600	$67,982,632	477	11.23	$142,521	7.626	355.16	591	77.6
561 - 580	$53,361,530	337	8.82	$158,343	7.660	354.77	571	70.8
541 - 560	$66,049,314	430	10.92	$153,603	8.085	354.37	550	71.2
521 - 540	$61,039,653	409	10.09	$149,241	8.169	355.46	530	69.8
501 - 520	$53,421,578	371	8.83	$143,993	8.346	355.04	511	70.6
<= 500	$4,316,839	30	0.71	$143,895	8.954	358.70	493	70.5
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$431,200,476	2,891	71.26	$149,153	7.459	355.78	617	77.2
A-	$27,621,779	166	4.56	$166,396	7.659	347.88	564	69.8
B	$61,495,738	376	10.16	$163,552	7.826	354.53	562	70.7
C	$62,419,498	425	10.32	$146,869	8.090	356.17	552	69.1
C-	$15,405,960	105	2.55	$146,723	7.966	358.74	570	71.1
D	$6,978,843	48	1.15	$145,393	8.265	357.92	550	67.5
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$132,863,644	898	21.96	$147,955	8.201	354.96	593	75.7
6	$229,312	1	0.04	$229,312	7.000	359.00	644	90.0
12	$30,325,649	143	5.01	$212,067	7.508	355.93	601	75.9
24	$43,662,472	282	7.22	$154,831	7.562	358.36	596	77.6
36	$303,266,583	2,112	50.12	$143,592	7.499	357.15	601	75.4
60	$94,774,634	575	15.66	$164,825	7.083	349.06	610	71.8
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Months to Roll (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Months to Roll (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$150,373	2	0.03	$75,187	6.574	358.20	676	64.1
13 - 18	18	$91,165	1	0.02	$91,165	7.250	354.00	656	80.0
19 - 24	22	$57,761,835	381	12.73	$151,606	7.790	358.48	599	79.1
32 - 37	35	$395,597,145	2,685	87.21	$147,336	7.704	358.90	595	75.7
		$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Range of Margin (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$108,800	1	0.02	$108,800	9.250	360.00	513	85.0
3.001 - 4.000	$724,756	3	0.16	$241,585	6.571	358.23	617	68.9
4.001 - 5.000	$14,635,896	77	3.23	$190,077	6.279	358.96	622	70.7
5.001 - 6.000	$120,890,275	727	26.65	$166,286	6.969	358.97	613	73.7
6.001 - 7.000	$145,039,762	974	31.98	$148,911	7.526	358.84	601	75.4
7.001 - 8.000	$107,549,377	763	23.71	$140,956	8.216	358.79	585	77.9
8.001 - 9.000	$44,930,762	350	9.91	$128,374	8.731	358.73	565	80.3
9.001 - 10.000	$15,889,262	136	3.50	$116,833	9.533	358.62	557	81.8
10.001 - 11.000	$3,181,246	29	0.70	$109,698	10.272	358.82	553	83.4
11.001 - 12.000	$593,407	8	0.13	$74,176	11.220	358.68	551	73.7
> 13.000	$56,975	1	0.01	$56,975	13.250	358.00	572	100.0
6.828	**$453,600,517**	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Range of Maximum Rates (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$342,402	2	0.08	$171,201	5.742	359.00	711	80.0
11.001 - 11.500	$341,715	2	0.08	$170,857	5.801	358.56	618	72.3
11.501 - 12.000	$2,570,193	14	0.57	$183,585	5.908	358.26	661	75.8
12.001 - 12.500	$6,976,789	41	1.54	$170,166	6.093	358.25	644	77.0
12.501 - 13.000	$23,639,217	130	5.21	$181,840	6.316	358.63	629	73.1
13.001 - 13.500	$57,826,131	310	12.75	$186,536	6.574	358.84	624	73.6
13.501 - 14.000	$87,942,781	520	19.39	$169,121	6.971	358.82	606	73.1
14.001 - 14.500	$66,463,619	428	14.65	$155,289	7.425	358.92	597	75.4
14.501 - 15.000	$72,052,358	497	15.88	$144,975	7.881	358.91	596	76.1
15.001 - 15.500	$48,075,311	354	10.60	$135,806	8.404	358.85	581	79.5
15.501 - 16.000	$38,358,676	290	8.46	$132,271	8.891	358.87	563	78.5
16.001 - 16.500	$18,824,974	165	4.15	$114,091	9.360	358.83	557	81.7
16.501 - 17.000	$15,356,319	143	3.39	$107,387	9.813	358.89	560	82.0
17.001 - 17.500	$5,791,356	55	1.28	$105,297	10.349	358.97	554	83.4

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Maximum Rates (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
17.501 - 18.000	$4,530,563	53	1.00	$85,482	10.730	358.99	546	81.9
18.001 - 18.500	$1,972,387	27	0.43	$73,051	11.343	359.06	546	79.6
18.501 - 19.000	$1,589,794	23	0.35	$69,121	11.807	358.96	553	82.2
19.001 - 19.500	$283,708	5	0.06	$56,742	12.415	359.77	534	70.6
> 19.500	$662,227	10	0.15	$66,223	12.914	358.92	543	82.7
14.567	**$453,600,517**	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Initial Periodic Rate Cap (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$4,012,647	33	0.88	$121,595	7.993	358.60	593	77.8
1.500	$365,990,562	2,466	80.69	$148,415	7.706	358.99	594	75.6
2.000	$5,162,422	41	1.14	$125,913	7.891	358.18	616	82.6
2.950	$68,939	1	0.02	$68,939	8.550	358.00	587	58.0
3.000	$78,277,448	527	17.26	$148,534	7.724	358.23	601	78.3
6.000	$88,500	1	0.02	$88,500	8.320	358.00	604	100.0
	$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Subsequent Periodic Rate Cap (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$71,186,705	497	15.69	$143,233	7.707	358.27	603	78.9
1.500	$381,423,868	2,567	84.09	$148,587	7.716	358.95	595	75.6
3.000	$989,944	5	0.22	$197,989	7.542	358.00	587	71.3
	$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Range of Lifetime Rate Floor (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$64,542	1	0.01	$64,542	6.033	356.00	701	80.0
4.001 - 5.000	$446,520	2	0.10	$223,260	7.900	357.75	648	73.7
5.001 - 6.000	$18,547,363	97	4.09	$191,210	5.858	358.80	637	72.1
6.001 - 7.000	$136,514,918	773	30.10	$176,604	6.668	358.85	617	72.9
7.001 - 8.000	$152,589,356	985	33.64	$154,913	7.590	358.85	600	75.6
8.001 - 9.000	$90,543,061	675	19.96	$134,138	8.542	358.84	572	79.0
9.001 - 10.000	$39,335,928	353	8.67	$111,433	9.535	358.80	558	82.1
> 10.000	$15,558,830	183	3.43	$85,021	10.912	359.02	552	82.4

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Lifetime Rate Floor (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Next Interest Adjustment Date (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/04	$59,804	1	0.01	$59,804	5.550	357.00	645	40.1
02/05	$90,569	1	0.02	$90,569	7.250	359.00	697	80.0
03/06	$91,165	1	0.02	$91,165	7.250	354.00	656	80.0
04/06	$326,020	3	0.07	$108,673	7.522	355.00	581	85.9
05/06	$429,887	5	0.09	$85,977	8.301	356.00	612	91.4
06/06	$6,786,295	45	1.50	$150,807	7.208	357.04	608	78.6
07/06	$22,219,613	137	4.90	$162,187	7.838	358.08	598	78.8
08/06	$21,906,805	153	4.83	$143,182	7.969	359.01	594	79.1
09/06	$6,093,215	38	1.34	$160,348	7.597	360.00	611	79.2
05/07	$513,114	6	0.11	$85,519	7.978	356.00	587	73.2
06/07	$9,581,611	69	2.11	$138,864	7.667	357.05	603	78.0
07/07	$97,290,373	664	21.45	$146,522	7.750	358.00	599	76.5
08/07	$211,432,858	1,416	46.61	$149,317	7.708	359.00	592	75.3
09/07	$76,779,189	530	16.93	$144,866	7.635	360.00	598	75.4
	$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Group 1
Fixed $151,521,777
Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	942	
Total Outstanding Balance	$151,521,777	
Average Loan Balance	$160,851	$20,000 to $749,471
WA Mortgage Rate	7.230%	4.975% to 12.500%
Net WAC	6.721%	4.466% to 11.991%
WA Original Term (months)	346	120 to 360
WA Remaining Term (months)	345	119 to 360
WA LTV	71.99%	7.50% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	613	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	90.24%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	41.43%	SFR	79.90%	FULL	60.82%	RCO	64.13%	OO	98.01%	A	74.40%	0	9.76%
FL	9.66%	PUD	13.49%	STATED	39.18%	PUR	25.27%	INV	1.56%	A-	5.44%	12	2.92%
TX	9.09%	CND	3.90%			RNC	10.59%	2H	0.43%	B	10.73%	24	1.51%
WA	3.73%	2 FAM	1.72%							C	7.13%	36	23.80%
NV	3.42%	3 FAM	0.73%							C-	1.91%	60	62.00%
										D	0.39%		

Group 1
Fixed $151,521,777
Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10Yr Fixed	$111,410	2	0.07	$55,705	8.678	119.00	593	71.1
15Yr Fixed	$10,773,646	98	7.11	$109,935	7.742	178.88	591	69.8
15Yr Fixed - CC	$60,512	1	0.04	$60,512	10.250	178.00	522	76.0
20Yr Fixed	$294,336	3	0.19	$98,112	8.699	238.06	617	79.6
30Yr Fixed	$130,252,173	789	85.96	$165,085	7.189	358.87	613	72.0
30Yr Fixed - CC	$1,917,956	12	1.27	$159,830	8.363	359.00	558	69.2
30Yr Fixed - IO	$7,814,210	34	5.16	$229,830	6.784	358.40	647	74.6
30/15 Fixed Balloon	$297,533	3	0.20	$99,178	8.576	177.07	651	83.2
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Fixed 120	$111,410	2	0.07	$55,705	8.678	119.00	593	71.1
Fixed 180	$11,131,691	102	7.35	$109,134	7.778	178.83	592	70.2
Fixed 240	$294,336	3	0.19	$98,112	8.699	238.06	617	79.6
Fixed 360	$139,984,340	835	92.39	$167,646	7.182	358.84	614	72.1
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$44,398	2	0.03	$22,199	11.300	178.90	549	48.2
$25,000.01 - $50,000.00	$1,307,019	31	0.86	$42,162	9.604	295.91	573	62.6
$50,000.01 - $75,000.00	$8,666,872	138	5.72	$62,803	8.428	318.03	606	75.0
$75,000.01 - $100,000.00	$11,633,057	132	7.68	$88,129	7.780	336.05	608	74.0
$100,000.01 - $150,000.00	$30,685,344	244	20.25	$125,760	7.547	339.88	609	73.1
$150,000.01 - $200,000.00	$24,566,231	142	16.21	$173,002	7.172	343.60	601	69.6
$200,000.01 - $250,000.00	$22,638,021	101	14.94	$224,139	6.917	355.08	616	71.0
$250,000.01 - $300,000.00	$16,678,630	61	11.01	$273,420	6.901	355.69	617	73.6
$300,000.01 - $350,000.00	$11,704,033	36	7.72	$325,112	6.828	344.00	623	71.7
$350,000.01 - $400,000.00	$10,875,653	29	7.18	$375,023	6.616	358.90	618	70.1
$400,000.01 - $450,000.00	$3,339,044	8	2.20	$417,381	6.856	358.87	653	75.7
$450,000.01 - $500,000.00	$5,843,116	12	3.86	$486,926	6.985	343.48	615	71.7
$500,000.01 - $550,000.00	$1,552,568	3	1.02	$517,523	6.416	359.00	657	68.6
$550,000.01 - $600,000.00	$558,882	1	0.37	$558,882	6.000	358.00	647	75.7
$650,000.01 - $700,000.00	$679,437	1	0.45	$679,437	6.950	359.00	599	80.0
$700,000.01 - $750,000.00	$749,471	1	0.49	$749,471	7.750	359.00	658	67.6
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$984,256	12	0.65	$82,021	8.257	302.69	606	70.2
Arizona	$4,593,193	28	3.03	$164,043	7.214	340.12	622	75.5
California	$62,777,743	269	41.43	$233,375	6.845	349.82	613	67.6
Colorado	$1,952,371	11	1.29	$177,488	6.567	358.48	656	78.9
Connecticut	$1,319,000	7	0.87	$188,429	7.510	359.35	610	73.9
Delaware	$184,100	2	0.12	$92,050	7.992	360.00	609	84.4
Florida	$14,630,042	107	9.66	$136,729	7.661	345.48	601	73.6
Georgia	$1,235,129	14	0.82	$88,223	8.222	310.48	598	72.8
Hawaii	$3,968,494	16	2.62	$248,031	6.885	358.88	633	75.9
Idaho	$1,045,206	10	0.69	$104,521	7.665	358.26	639	77.1
Illinois	$1,532,985	10	1.01	$153,299	7.518	342.79	643	76.0
Indiana	$870,071	10	0.57	$87,007	8.099	297.94	600	79.2
Iowa	$136,581	1	0.09	$136,581	8.625	179.00	630	65.0
Kansas	$132,889	2	0.09	$66,445	8.706	217.30	632	80.0
Kentucky	$1,646,180	13	1.09	$126,629	8.075	338.73	608	82.5
Louisiana	$1,261,707	14	0.83	$90,122	7.848	341.39	587	76.9
Maine	$220,076	3	0.15	$73,359	8.524	325.88	623	76.9
Maryland	$901,004	8	0.59	$112,625	8.226	313.96	564	62.9
Massachusetts	$2,027,992	9	1.34	$225,332	6.881	333.52	600	64.0
Michigan	$1,039,916	9	0.69	$115,546	8.788	337.47	586	79.5
Minnesota	$242,815	1	0.16	$242,815	7.375	359.00	748	75.0
Mississippi	$749,690	9	0.49	$83,299	7.666	349.25	607	78.9
Missouri	$1,625,255	18	1.07	$90,292	7.502	342.95	607	75.2
Montana	$61,443	1	0.04	$61,443	6.375	359.00	669	84.2
Nebraska	$84,515	1	0.06	$84,515	6.250	179.00	616	80.0
Nevada	$5,187,689	28	3.42	$185,275	7.024	349.90	592	69.5
New Hampshire	$1,335,179	7	0.88	$190,740	6.937	339.24	574	69.0
New Jersey	$1,045,341	7	0.69	$149,334	8.489	337.08	592	77.7
New Mexico	$173,874	1	0.11	$173,874	7.625	359.00	532	79.1
New York	$2,990,851	15	1.97	$199,390	7.475	355.61	603	71.6
North Carolina	$1,259,175	10	0.83	$125,918	8.602	295.66	558	76.8
North Dakota	$64,956	1	0.04	$64,956	8.000	359.00	642	78.3
Ohio	$1,807,114	18	1.19	$100,395	7.548	352.82	617	76.4
Oklahoma	$1,054,216	10	0.70	$105,422	7.779	326.91	646	79.8
Oregon	$2,446,031	14	1.61	$174,716	6.918	358.69	657	80.6
Pennsylvania	$2,461,034	19	1.62	$129,528	7.833	308.66	586	75.3
Rhode Island	$166,270	1	0.11	$166,270	7.250	359.00	724	80.0
South Carolina	$546,704	6	0.36	$91,117	9.088	337.10	591	66.0
South Dakota	$50,925	1	0.03	$50,925	8.625	358.00	591	75.0
Tennessee	$2,852,903	25	1.88	$114,116	7.784	334.40	609	79.4
Texas	$13,770,651	131	9.09	$105,119	7.662	339.33	620	78.3
Utah	$854,578	8	0.56	$106,822	7.183	358.96	665	79.4
Virginia	$2,192,711	19	1.45	$115,406	7.505	349.43	609	70.6
Washington	$5,658,870	33	3.73	$171,481	6.752	358.38	631	75.3
Wisconsin	$208,607	2	0.14	$104,304	7.942	359.00	643	80.0

Group 1
Fixed $151,521,777
Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Wyoming	$171,445	1	0.11	$171,445	6.750	179.00	556	53.9
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Loan-to-Value Ratios								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$4,818,616	42	3.18	$114,729	7.387	343.63	598	42.4
50.01 - 55.00	$6,979,796	36	4.61	$193,883	7.068	354.45	588	52.8
55.01 - 60.00	$11,554,998	67	7.63	$172,463	6.880	351.73	587	57.8
60.01 - 65.00	$19,491,353	105	12.86	$185,632	6.998	327.18	595	63.0
65.01 - 70.00	$20,060,842	110	13.24	$182,371	7.255	348.10	588	68.4
70.01 - 75.00	$16,753,067	108	11.06	$155,121	7.392	339.53	591	73.4
75.01 - 80.00	$57,869,184	378	38.19	$153,093	7.182	349.63	637	79.5
80.01 - 85.00	$4,757,062	34	3.14	$139,914	7.767	347.50	617	84.0
85.01 - 90.00	$7,716,459	50	5.09	$154,329	7.627	347.77	646	89.4
90.01 - 95.00	$917,034	7	0.61	$131,005	9.145	302.86	642	94.9
95.01 - 100.00	$603,367	5	0.40	$120,673	9.081	358.67	672	100.0
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Range of Current Gross Coupon								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$169,589	1	0.11	$169,589	4.975	358.00	754	77.3
5.001 - 5.500	$72,460	1	0.05	$72,460	5.500	357.00	758	80.0
5.501 - 6.000	$6,349,935	22	4.19	$288,633	5.957	358.72	644	68.7
6.001 - 6.500	$32,814,825	141	21.66	$232,729	6.360	353.40	640	70.7
6.501 - 7.000	$44,267,940	230	29.22	$192,469	6.829	349.36	614	70.6
7.001 - 7.500	$23,311,507	161	15.38	$144,792	7.337	343.53	608	73.5
7.501 - 8.000	$20,405,085	142	13.47	$143,698	7.791	333.77	599	73.2
8.001 - 8.500	$10,263,680	84	6.77	$122,187	8.308	342.51	584	73.3
8.501 - 9.000	$6,378,934	70	4.21	$91,128	8.775	332.69	593	73.4
9.001 - 9.500	$3,038,336	32	2.01	$94,948	9.321	327.97	562	76.0
9.501 - 10.000	$2,195,009	24	1.45	$91,459	9.764	327.55	565	77.8
10.001 - 10.500	$1,091,661	12	0.72	$90,972	10.378	315.26	588	84.0
10.501 - 11.000	$661,950	10	0.44	$66,195	10.786	325.10	549	73.0
11.001 - 11.500	$157,090	4	0.10	$39,272	11.397	225.74	560	67.3
11.501 - 12.000	$168,159	4	0.11	$42,040	11.745	296.21	572	87.5
12.001 - 12.500	$175,617	4	0.12	$43,904	12.335	359.30	513	79.0
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$121,072,298	761	79.90	$159,096	7.243	343.38	610	71.7
PUD	$20,440,257	115	13.49	$177,741	7.055	353.71	626	74.3
CND	$5,916,746	45	3.90	$131,483	7.591	348.21	619	73.3
2 FAM	$2,600,691	14	1.72	$185,764	7.352	358.75	642	68.5
3 FAM	$1,102,938	4	0.73	$275,735	6.577	334.67	619	65.7
CNDP	$308,966	2	0.20	$154,483	7.935	359.75	673	69.5
4 FAM	$79,881	1	0.05	$79,881	7.500	358.00	678	43.2
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$97,176,728	586	64.13	$165,831	7.215	342.37	596	68.2
PUR	$38,291,459	256	25.27	$149,576	7.262	356.02	650	78.9
RNC	$16,053,590	100	10.59	$160,536	7.243	336.58	623	78.2
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$148,504,673	913	98.01	$162,656	7.219	345.33	612	72.1
INV	$2,361,728	21	1.56	$112,463	7.538	347.12	658	70.5
2H	$655,375	8	0.43	$81,922	8.674	311.37	584	56.4
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$111,410	2	0.07	$55,705	8.678	119.00	593	71.1
121 - 180	$11,131,691	102	7.35	$109,134	7.778	178.83	592	70.2
181 - 300	$294,336	3	0.19	$98,112	8.699	238.06	617	79.6
301 - 360	$139,984,340	835	92.39	$167,646	7.182	358.84	614	72.1
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$92,159,449	594	60.82	$155,151	7.203	345.38	605	72.4
STATED INCOME	$59,362,328	348	39.18	$170,581	7.271	344.94	625	71.3
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$829,338	4	0.55	$207,334	6.455	357.27	786	83.6
761 - 780	$890,662	6	0.59	$148,444	7.105	344.13	769	84.3
741 - 760	$1,723,471	12	1.14	$143,623	6.790	348.70	751	75.7
721 - 740	$3,980,072	19	2.63	$209,477	6.920	352.28	729	80.3
701 - 720	$3,240,656	15	2.14	$216,044	6.538	359.37	710	74.6
681 - 700	$7,048,494	37	4.65	$190,500	6.763	344.42	688	74.8
661 - 680	$15,069,844	85	9.95	$177,292	6.872	356.32	670	75.8
641 - 660	$19,169,583	118	12.65	$162,454	7.166	347.82	650	76.3
621 - 640	$16,690,117	108	11.01	$154,538	7.062	343.66	630	72.0
601 - 620	$19,012,791	112	12.55	$169,757	7.016	346.86	610	71.4
581 - 600	$16,310,810	111	10.76	$146,944	7.260	343.49	592	70.7
561 - 580	$13,454,820	84	8.88	$160,176	7.407	342.73	571	68.1
541 - 560	$14,608,673	97	9.64	$150,605	7.653	338.20	550	67.7
521 - 540	$9,750,746	66	6.44	$147,739	7.804	337.51	530	66.1
501 - 520	$9,346,027	66	6.17	$141,606	7.958	337.34	511	69.3
<= 500	$395,673	2	0.26	$197,836	7.971	358.75	500	72.3
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$112,739,036	707	74.40	$159,461	7.172	347.22	625	73.1
A-	$8,235,798	46	5.44	$179,039	7.246	322.14	580	65.7
B	$16,264,057	100	10.73	$162,641	7.384	342.32	580	69.6
C	$10,803,342	67	7.13	$161,244	7.484	343.04	571	68.5
C-	$2,888,220	19	1.91	$152,012	7.576	356.91	585	73.9
D	$591,324	3	0.39	$197,108	7.373	344.05	588	70.8
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

Collateral Grouped by Prepayment Penalty Months								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$14,795,670	113	9.76	$130,935	8.066	323.55	591	72.3
12	$4,423,638	22	2.92	$201,074	7.313	339.77	629	70.4
24	$2,292,290	12	1.51	$191,024	7.021	354.00	626	70.6
36	$36,063,125	226	23.80	$159,571	7.290	344.37	626	72.7
60	$93,947,055	569	62.00	$165,109	7.076	348.98	610	71.8
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 2
ARM $296,934,931
Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	2,171	
Total Outstanding Balance	$296,934,931	
Average Loan Balance	$136,773	$22,042 to $499,580
WA Mortgage Rate	7.587%	5.000% to 13.000%
Net WAC	7.078%	4.491% to 12.491%
ARM Characteristics		
WA Gross Margin	6.494%	1.000% to 8.000%
WA Months to First Roll	34	5 to 36
WA First Periodic Cap	1.672%	1.000% to 3.000%
WA Subsequent Periodic Cap	1.450%	1.000% to 3.000%
WA Lifetime Cap	14.491%	10.625% to 20.000%
WA Lifetime Floor	7.577%	2.750% to 13.000%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	359	354 to 360
WA LTV	75.41%	7.48% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	603	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	74.49%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	21.85%	SFR	76.08%	FULL	56.28%	PUR	53.19%	OO	98.99%	A	72.25%	0	25.51%
FL	9.77%	PUD	15.22%	STATED	43.72%	RCO	41.21%	INV	0.74%	A-	3.55%	6	0.08%
TX	7.00%	CND	5.78%			RNC	5.60%	2H	0.27%	B	8.02%	12	4.34%
MI	4.46%	2 FAM	2.14%							C	11.32%	24	8.40%
IL	4.12%	CNDP	0.37%							C-	3.25%	36	61.67%
										D	1.61%		

Group 2

ARM $296,934,931

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$90,569	1	0.03	$90,569	7.250	359.00	697	80.0
2/28 LIB6M	$24,096,902	166	8.12	$145,162	7.435	358.60	619	77.7
2/28 LIB6M - IO	$5,955,714	39	2.01	$152,711	7.045	358.58	601	78.8
3/27 LIB6M	$230,378,592	1,753	77.59	$131,420	7.701	358.97	600	74.7
3/27 LIB6M - IO	$36,413,154	212	12.26	$171,760	7.053	359.17	609	77.9
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$296,934,931	2,171	100.00	$136,773	7.587	358.96	603	75.4
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$22,042	1	0.01	$22,042	11.125	359.00	519	75.0
$25,000.01 - $50,000.00	$1,565,035	33	0.53	$47,425	8.954	358.71	580	72.5
$50,000.01 - $75,000.00	$24,275,342	382	8.18	$63,548	8.498	359.02	601	77.5
$75,000.01 - $100,000.00	$30,529,804	346	10.28	$88,236	7.899	358.96	601	77.2
$100,000.01 - $150,000.00	$81,047,112	660	27.29	$122,799	7.630	358.98	603	76.0
$150,000.01 - $200,000.00	$62,340,665	361	20.99	$172,689	7.384	358.91	607	74.7
$200,000.01 - $250,000.00	$49,511,529	222	16.67	$223,025	7.381	358.97	597	74.4
$250,000.01 - $300,000.00	$33,052,484	121	11.13	$273,161	7.364	358.91	604	75.7
$300,000.01 - $350,000.00	$13,373,338	42	4.50	$318,413	7.148	358.95	599	70.5
$350,000.01 - $400,000.00	$718,000	2	0.24	$359,000	6.257	360.00	660	80.0
$450,000.01 - $500,000.00	$499,580	1	0.17	$499,580	6.875	359.00	641	79.4
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$2,409,738	22	0.81	$109,534	7.831	358.73	596	76.2
Arizona	$9,582,073	77	3.23	$124,443	7.255	358.95	617	80.7
Arkansas	$396,290	5	0.13	$79,258	9.113	359.38	563	77.7
California	$64,872,112	348	21.85	$186,414	7.183	358.96	589	68.9
Colorado	$6,911,904	44	2.33	$157,089	7.030	359.07	603	77.9
Connecticut	$4,725,033	31	1.59	$152,420	7.871	358.87	587	68.9

Group 2

ARM $296,934,931

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Delaware	$835,002	7	0.28	$119,286	7.436	358.59	605	75.7
Florida	$29,011,622	224	9.77	$129,516	7.708	359.06	608	77.2
Georgia	$6,198,666	55	2.09	$112,703	7.931	358.91	598	75.8
Hawaii	$1,998,615	8	0.67	$249,827	6.677	358.88	621	75.5
Idaho	$1,857,959	17	0.63	$109,292	7.194	359.23	632	79.2
Illinois	$12,246,887	94	4.12	$130,286	7.914	359.04	628	79.1
Indiana	$6,347,860	65	2.14	$97,659	7.885	358.79	609	80.5
Iowa	$986,204	11	0.33	$89,655	8.515	359.35	586	82.0
Kansas	$814,165	8	0.27	$101,771	8.812	358.99	588	84.6
Kentucky	$2,539,750	24	0.86	$105,823	7.945	358.89	581	78.5
Louisiana	$3,424,588	31	1.15	$110,471	8.121	359.16	597	76.4
Maine	$122,000	2	0.04	$61,000	11.803	360.00	567	86.2
Maryland	$8,239,378	49	2.77	$168,151	8.035	358.78	575	74.5
Massachusetts	$7,795,503	45	2.63	$173,233	7.736	358.96	606	75.0
Michigan	$13,236,630	118	4.46	$112,175	7.835	359.07	606	78.9
Minnesota	$4,505,147	29	1.52	$155,350	7.851	359.06	605	79.5
Mississippi	$996,140	12	0.34	$83,012	7.962	358.78	595	80.2
Missouri	$5,009,407	50	1.69	$100,188	7.953	358.89	616	79.7
Montana	$53,101	1	0.02	$53,101	9.875	359.00	516	85.0
Nebraska	$926,962	8	0.31	$115,870	7.639	359.01	602	85.4
Nevada	$10,918,363	61	3.68	$178,990	7.325	358.94	613	74.7
New Hampshire	$2,050,367	14	0.69	$146,455	7.416	359.02	620	80.4
New Jersey	$8,161,358	45	2.75	$181,364	8.259	358.87	587	69.2
New Mexico	$978,722	6	0.33	$163,120	7.778	359.02	638	80.5
New York	$7,595,510	44	2.56	$172,625	7.949	358.86	569	69.5
North Carolina	$2,251,276	22	0.76	$102,331	8.746	358.84	572	80.1
North Dakota	$101,470	1	0.03	$101,470	8.250	358.00	527	80.0
Ohio	$5,773,191	57	1.94	$101,284	7.840	359.01	600	78.3
Oklahoma	$2,640,784	27	0.89	$97,807	7.800	358.74	601	80.6
Oregon	$3,370,822	25	1.14	$134,833	7.000	359.01	615	79.5
Pennsylvania	$6,508,366	59	2.19	$110,311	7.635	358.90	595	76.4
Rhode Island	$1,944,788	13	0.65	$149,599	7.491	359.10	584	63.2
South Carolina	$1,098,668	8	0.37	$137,333	7.656	359.05	592	79.4
South Dakota	$395,517	4	0.13	$98,879	7.596	358.62	660	69.4
Tennessee	$4,823,442	45	1.62	$107,188	7.380	358.98	632	81.6
Texas	$20,777,178	206	7.00	$100,860	7.532	359.00	631	80.9
Utah	$2,987,494	23	1.01	$129,891	6.978	358.81	636	81.4
Vermont	$180,017	2	0.06	$90,009	7.545	359.00	553	82.9
Virginia	$8,478,527	54	2.86	$157,010	7.818	358.83	591	73.9
Washington	$6,924,015	44	2.33	$157,364	7.107	358.83	620	78.1
West Virginia	$240,274	3	0.08	$80,091	10.023	359.00	550	69.3
Wisconsin	$2,424,246	20	0.82	$121,212	8.062	358.67	612	78.8
Wyoming	$267,800	3	0.09	$89,267	8.691	358.87	643	88.8
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Group 2

ARM $296,934,931

Detailed Report

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$10,973,533	85	3.70	$129,100	7.510	359.09	555	42.2
50.01 - 55.00	$10,180,385	68	3.43	$149,712	7.273	359.01	558	53.2
55.01 - 60.00	$15,196,366	102	5.12	$148,984	7.290	359.03	564	58.0
60.01 - 65.00	$23,855,140	139	8.03	$171,620	7.476	358.90	569	63.4
65.01 - 70.00	$20,691,134	140	6.97	$147,794	7.790	358.95	564	68.8
70.01 - 75.00	$24,275,322	171	8.18	$141,961	7.970	359.04	552	74.2
75.01 - 80.00	$150,724,451	1,143	50.76	$131,867	7.309	358.94	637	79.9
80.01 - 85.00	$10,969,319	90	3.69	$121,881	8.534	359.00	561	84.3
85.01 - 90.00	$17,587,445	131	5.92	$134,255	8.335	358.92	590	89.6
90.01 - 95.00	$4,187,368	35	1.41	$119,639	8.815	359.12	584	94.6
95.01 - 100.00	$8,294,468	67	2.79	$123,798	8.884	358.78	599	99.8
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$166,520	1	0.06	$166,520	5.000	359.00	703	80.0
5.001 - 5.500	$1,802,561	9	0.61	$200,285	5.444	358.99	627	75.2
5.501 - 6.000	$10,673,268	63	3.59	$169,417	5.876	358.93	651	72.1
6.001 - 6.500	$34,318,519	210	11.56	$163,422	6.363	358.97	629	73.3
6.501 - 7.000	$59,651,971	397	20.09	$150,257	6.822	358.93	618	73.1
7.001 - 7.500	$52,616,590	368	17.72	$142,980	7.325	358.94	607	74.8
7.501 - 8.000	$57,024,310	428	19.20	$133,234	7.795	358.98	601	75.2
8.001 - 8.500	$34,591,280	263	11.65	$131,526	8.322	358.97	586	79.5
8.501 - 9.000	$24,229,062	196	8.16	$123,618	8.797	358.97	566	78.3
9.001 - 9.500	$6,028,181	57	2.03	$105,758	9.356	358.83	554	77.3
9.501 - 10.000	$6,500,575	64	2.19	$101,571	9.797	358.99	563	79.1
10.001 - 10.500	$3,229,329	34	1.09	$94,980	10.343	358.85	555	79.1
10.501 - 11.000	$2,466,523	30	0.83	$82,217	10.861	359.17	550	80.7
11.001 - 11.500	$1,682,320	22	0.57	$76,469	11.350	359.13	542	80.4
11.501 - 12.000	$1,175,949	17	0.40	$69,173	11.841	358.93	547	85.2
12.001 - 12.500	$283,708	5	0.10	$56,742	12.415	359.77	534	70.6
12.501 - 13.000	$494,266	7	0.17	$70,609	12.783	358.91	534	78.1
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$225,911,138	1,701	76.08	$132,811	7.658	358.96	599	75.1
PUD	$45,191,593	290	15.22	$155,833	7.258	358.93	617	77.6

Group 2
ARM $296,934,931
Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
CND	$17,156,062	130	5.78	$131,970	7.567	359.03	612	76.0
2 FAM	$6,369,100	36	2.14	$176,919	7.506	359.06	606	69.8
CNDP	$1,089,435	7	0.37	$155,634	7.206	358.60	666	80.3
4 FAM	$635,435	2	0.21	$317,717	7.356	358.79	619	79.5
3 FAM	$437,078	3	0.15	$145,693	6.955	358.92	595	61.3
MNF	$145,092	2	0.05	$72,546	10.754	359.00	610	73.8
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$157,939,458	1,198	53.19	$131,836	7.423	358.94	636	81.0
RCO	$122,369,582	849	41.21	$144,134	7.796	359.00	563	68.1
RNC	$16,625,892	124	5.60	$134,080	7.604	358.81	584	75.7
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$293,946,510	2,143	98.99	$137,166	7.584	358.96	602	75.5
INV	$2,184,623	20	0.74	$109,231	7.638	358.91	653	67.0
2H	$803,798	8	0.27	$100,475	8.218	358.69	587	63.5
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$296,934,931	2,171	100.00	$136,773	7.587	358.96	603	75.4
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$167,115,705	1,278	56.28	$130,763	7.658	358.99	581	75.4
STATED INCOME	$129,819,226	893	43.72	$145,374	7.495	358.91	631	75.4

Group 2

ARM $296,934,931

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$110,086	1	0.04	$110,086	7.500	358.00		70.0
781 - 800	$614,077	4	0.21	$153,519	6.270	358.60	785	81.4
761 - 780	$1,996,919	14	0.67	$142,637	6.938	358.64	768	79.4
741 - 760	$3,308,195	24	1.11	$137,841	6.907	358.93	749	80.2
721 - 740	$5,157,091	35	1.74	$147,345	6.940	359.10	731	79.7
701 - 720	$9,621,521	68	3.24	$141,493	6.917	358.78	708	79.9
681 - 700	$12,935,710	89	4.36	$145,345	7.189	358.93	690	79.2
661 - 680	$19,282,799	148	6.49	$130,289	7.229	358.81	669	78.5
641 - 660	$29,890,302	221	10.07	$135,250	7.292	358.91	649	78.7
621 - 640	$33,580,695	241	11.31	$139,339	7.199	359.07	631	79.3
601 - 620	$35,015,475	266	11.79	$131,637	7.409	358.92	610	79.1
581 - 600	$33,100,952	254	11.15	$130,319	7.496	359.01	590	77.4
561 - 580	$23,377,704	166	7.87	$140,830	7.735	359.03	570	69.8
541 - 560	$30,051,516	216	10.12	$139,127	8.100	358.97	550	71.2
521 - 540	$30,101,879	212	10.14	$141,990	8.105	358.96	531	68.2
501 - 520	$27,037,786	198	9.11	$136,554	8.354	358.95	511	70.2
<= 500	$1,752,224	14	0.59	$125,159	8.698	358.91	496	69.6
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$214,528,462	1,576	72.25	$136,122	7.448	358.93	621	77.7
A-	$10,538,191	76	3.55	$138,660	7.677	358.92	563	70.5
B	$23,811,046	173	8.02	$137,636	7.878	359.01	559	70.7
C	$33,609,215	240	11.32	$140,038	8.015	359.00	551	68.9
C-	$9,654,920	68	3.25	$141,984	7.952	359.19	568	69.0
D	$4,793,098	38	1.61	$126,134	8.386	359.12	544	65.1
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Group 2

ARM $296,934,931

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$75,736,860	553	25.51	$136,956	8.076	358.94	597	75.0
6	$229,312	1	0.08	$229,312	7.000	359.00	644	90.0
12	$12,882,565	71	4.34	$181,445	7.484	358.77	611	76.4
24	$24,956,279	170	8.40	$146,802	7.416	358.79	604	77.6
36	$183,129,915	1,376	61.67	$133,089	7.415	359.00	604	75.2
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Months to Roll (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	5	$90,569	1	0.03	$90,569	7.250	359.00	697	80.0
13 - 18	18	$91,165	1	0.03	$91,165	7.250	354.00	656	80.0
19 - 24	23	$29,961,451	204	10.09	$146,870	7.358	358.61	615	77.9
32 - 37	35	$266,791,746	1,965	89.85	$135,772	7.612	359.00	601	75.1
		$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Margin (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$108,800	1	0.04	$108,800	9.250	360.00	513	85.0
3.001 - 4.000	$271,171	2	0.09	$135,586	6.061	358.61	687	80.0
4.001 - 5.000	$10,857,633	66	3.66	$164,510	6.205	359.03	629	69.6
5.001 - 6.000	$92,828,106	635	31.26	$146,186	7.048	359.01	617	73.6
6.001 - 7.000	$110,478,080	824	37.21	$134,075	7.626	358.95	603	75.4
7.001 - 8.000	$82,391,141	643	27.75	$128,136	8.324	358.89	584	78.3
6.494	**$296,934,931**	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$342,402	2	0.12	$171,201	5.742	359.00	711	80.0
11.001 - 11.500	$341,715	2	0.12	$170,857	5.801	358.56	618	72.3
11.501 - 12.000	$1,702,594	10	0.57	$170,259	5.937	358.69	678	73.6
12.001 - 12.500	$4,816,059	26	1.62	$185,233	6.064	358.46	649	77.9
12.501 - 13.000	$15,557,267	92	5.24	$169,101	6.284	358.78	638	73.4
13.001 - 13.500	$37,870,849	234	12.75	$161,841	6.540	358.93	624	73.4
13.501 - 14.000	$59,184,989	398	19.93	$148,706	6.923	358.94	614	73.2

Group 2

ARM $296,934,931

Detailed Report

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
14.001 - 14.500	$47,842,855	341	16.11	$140,302	7.366	358.99	605	74.7
14.501 - 15.000	$51,218,837	391	17.25	$130,994	7.805	359.03	601	75.0
15.001 - 15.500	$32,457,472	247	10.93	$131,407	8.326	359.02	587	79.4
15.501 - 16.000	$23,667,164	191	7.97	$123,912	8.794	358.98	567	78.3
16.001 - 16.500	$6,028,181	57	2.03	$105,758	9.356	358.83	554	77.3
16.501 - 17.000	$6,500,575	64	2.19	$101,571	9.797	358.99	563	79.1
17.001 - 17.500	$3,229,329	34	1.09	$94,980	10.343	358.85	555	79.1
17.501 - 18.000	$2,538,401	31	0.85	$81,884	10.805	359.11	551	81.0
18.001 - 18.500	$1,682,320	22	0.57	$76,469	11.350	359.13	542	80.4
18.501 - 19.000	$1,175,949	17	0.40	$69,173	11.841	358.93	547	85.2
19.001 - 19.500	$283,708	5	0.10	$56,742	12.415	359.77	534	70.6
> 19.500	$494,266	7	0.17	$70,609	12.783	358.91	534	78.1
14.491	**$296,934,931**	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Initial Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,926,337	15	0.65	$128,422	8.088	358.79	598	77.9
1.500	$259,413,414	1,922	87.36	$134,971	7.641	359.05	600	75.0
2.000	$1,304,549	10	0.44	$130,455	7.455	357.88	616	85.0
3.000	$34,290,631	224	11.55	$153,083	7.154	358.31	622	77.7
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Subsequent Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$30,735,324	198	10.35	$155,229	7.192	358.38	619	77.6
1.500	$265,944,429	1,971	89.56	$134,929	7.631	359.02	601	75.2
3.000	$255,178	2	0.09	$127,589	8.332	358.00	572	86.1
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$64,542	1	0.02	$64,542	6.033	356.00	701	80.0
4.001 - 5.000	$166,520	1	0.06	$166,520	5.000	359.00	703	80.0
5.001 - 6.000	$12,912,943	74	4.35	$174,499	5.845	358.95	646	72.8

Group 2

ARM $296,934,931

Detailed Report

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 7.000	$94,067,518	606	31.68	$155,227	6.662	358.95	622	73.1
7.001 - 8.000	$110,451,280	802	37.20	$137,720	7.579	358.95	604	75.0
8.001 - 9.000	$57,507,434	452	19.37	$127,229	8.521	358.98	578	79.1
9.001 - 10.000	$12,432,598	120	4.19	$103,605	9.584	358.92	559	78.1
> 10.000	$9,332,096	115	3.14	$81,149	11.042	359.03	549	80.2
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
02/05	$90,569	1	0.03	$90,569	7.250	359.00	697	80.0
03/06	$91,165	1	0.03	$91,165	7.250	354.00	656	80.0
04/06	$127,357	1	0.04	$127,357	6.875	355.00	616	100.0
05/06	$267,304	3	0.09	$89,101	8.303	356.00	606	87.8
06/06	$2,443,269	15	0.82	$162,885	6.905	357.00	608	80.4
07/06	$10,210,111	70	3.44	$145,859	7.262	358.00	622	78.6
08/06	$12,221,096	86	4.12	$142,106	7.468	359.00	612	76.3
09/06	$4,692,315	29	1.58	$161,804	7.476	360.00	614	78.2
05/07	$213,705	3	0.07	$71,235	7.027	356.00	636	68.0
06/07	$1,291,691	11	0.44	$117,426	7.442	357.00	604	74.3
07/07	$56,008,192	408	18.86	$137,275	7.633	358.00	607	75.7
08/07	$151,374,068	1,097	50.98	$137,989	7.630	359.00	598	75.0
09/07	$57,904,089	446	19.50	$129,830	7.553	360.00	603	74.9
	$296,934,931	**2,171**	**100.00**	**$136,773**	**7.587**	**358.96**	**603**	**75.4**

Group 3
ARM $156,665,586
Detailed Report

Summary of Loans in Statistical Calculation Pool (As of Calculation Date)		**Range**
Total Number of Loans	898	
Total Outstanding Balance	$156,665,586	
Average Loan Balance	$174,461	$32,500 to $950,000
WA Mortgage Rate	7.956%	5.500% to 13.750%
Net WAC	7.447%	4.991% to 13.241%
ARM Characteristics		
WA Gross Margin	7.460%	3.033% to 13.250%
WA Months to First Roll	32	3 to 36
WA First Periodic Cap	1.930%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.378%	1.000% to 3.000%
WA Lifetime Cap	14.711%	11.800% to 20.750%
WA Lifetime Floor	7.920%	4.400% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	359	355 to 360
WA LTV	77.51%	7.62% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	583	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	72.98%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	28.45%	SFR	72.10%	FULL	60.63%	PUR	47.57%	OO	98.79%	A	66.34%	0	27.02%
FL	8.11%	PUD	19.70%	STATED	39.37%	RCO	47.19%	INV	0.98%	A-	5.65%	12	8.31%
MI	4.96%	CND	5.99%			RNC	5.24%	2H	0.23%	B	13.67%	24	10.48%
GA	4.55%	2 FAM	1.39%							C	11.49%	36	53.66%
MD	4.25%	CNDP	0.40%							C-	1.83%	60	0.53%
										D	1.02%		

Group 3

ARM $156,665,586

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$59,804	1	0.04	$59,804	5.550	357.00	645	40.1
2/28 LIB6M	$22,053,258	153	14.08	$144,139	8.494	358.36	575	80.1
2/28 LIB6M - IO	$5,747,126	24	3.67	$239,464	7.339	358.25	607	80.8
3/27 LIB6M	$99,410,057	600	63.45	$165,683	8.106	358.68	576	76.1
3/27 LIB6M - IO	$29,395,342	120	18.76	$244,961	7.173	358.75	607	79.8
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,707,912	38	1.09	$44,945	9.337	358.65	578	71.7
$50,000.01 - $75,000.00	$10,226,537	164	6.53	$62,357	9.136	358.61	580	83.4
$75,000.01 - $100,000.00	$10,626,643	123	6.78	$86,395	8.701	358.51	575	79.2
$100,000.01 - $150,000.00	$24,284,373	199	15.50	$122,032	8.404	358.34	583	79.8
$150,000.01 - $200,000.00	$20,620,239	119	13.16	$173,279	8.263	358.51	579	78.6
$200,000.01 - $250,000.00	$13,639,884	61	8.71	$223,605	7.911	358.34	586	80.1
$250,000.01 - $300,000.00	$9,672,724	35	6.17	$276,364	8.620	358.40	558	79.0
$300,000.01 - $350,000.00	$12,308,502	37	7.86	$332,662	7.552	358.59	593	75.5
$350,000.01 - $400,000.00	$19,306,926	51	12.32	$378,567	7.181	358.81	595	75.5
$400,000.01 - $450,000.00	$11,578,470	27	7.39	$428,832	7.236	359.19	594	78.0
$450,000.01 - $500,000.00	$13,891,154	29	8.87	$479,005	7.226	358.97	567	70.7
$500,000.01 - $550,000.00	$4,745,250	9	3.03	$527,250	7.400	359.11	598	79.5
$550,000.01 - $600,000.00	$1,168,000	2	0.75	$584,000	6.570	359.51	581	68.7
$600,000.01 - $650,000.00	$1,938,973	3	1.24	$646,324	7.369	359.01	590	59.3
> $900,000.00	$950,000	1	0.61	$950,000	6.375	358.00	621	69.1
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,026,518	13	0.66	$78,963	8.548	358.63	603	82.9
Arizona	$4,241,281	30	2.71	$141,376	7.511	358.19	592	80.1

Group 3

ARM $156,665,586

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Arkansas	$127,971	2	0.08	$63,986	9.929	359.59	606	100.0
California	$44,578,874	143	28.45	$311,740	7.307	358.84	583	73.3
Colorado	$2,024,462	14	1.29	$144,604	6.912	358.42	606	76.7
Connecticut	$2,552,753	11	1.63	$232,068	7.668	358.99	571	64.5
Delaware	$516,959	2	0.33	$258,480	8.667	358.33	506	66.8
District of Columbia	$571,011	3	0.36	$190,337	6.998	358.30	551	43.7
Florida	$12,704,214	82	8.11	$154,929	8.089	358.53	582	78.5
Georgia	$7,122,654	44	4.55	$161,879	8.479	358.69	591	82.2
Hawaii	$252,782	1	0.16	$252,782	6.750	359.00	675	72.3
Idaho	$380,065	3	0.24	$126,688	8.323	358.61	545	60.1
Illinois	$5,942,166	43	3.79	$138,190	8.863	358.55	582	84.2
Indiana	$2,281,152	27	1.46	$84,487	8.944	358.76	566	85.7
Iowa	$426,100	6	0.27	$71,017	8.723	358.54	570	81.1
Kansas	$473,872	5	0.30	$94,774	9.730	359.00	608	83.8
Kentucky	$612,738	6	0.39	$102,123	8.368	357.82	605	90.2
Louisiana	$1,708,669	12	1.09	$142,389	8.647	358.81	580	76.1
Maine	$371,999	2	0.24	$185,999	9.063	358.85	556	93.6
Maryland	$6,651,090	29	4.25	$229,348	8.338	358.58	574	79.3
Massachusetts	$6,372,089	24	4.07	$265,504	7.397	358.82	596	76.8
Michigan	$7,769,532	70	4.96	$110,993	8.798	358.75	559	82.8
Minnesota	$2,050,673	11	1.31	$186,425	8.378	358.80	554	74.6
Mississippi	$1,702,602	12	1.09	$141,884	8.700	359.27	557	74.8
Missouri	$2,859,618	33	1.83	$86,655	9.104	358.49	583	83.6
Nebraska	$49,972	1	0.03	$49,972	8.875	359.00	516	78.1
Nevada	$6,165,346	24	3.94	$256,889	7.737	358.31	574	79.0
New Hampshire	$1,351,759	6	0.86	$225,293	7.399	358.83	596	76.3
New Jersey	$3,079,503	18	1.97	$171,083	8.470	358.64	566	71.0
New Mexico	$84,968	1	0.05	$84,968	10.750	359.00	511	73.9
New York	$3,200,514	19	2.04	$168,448	8.211	358.69	584	75.9
North Carolina	$2,842,495	16	1.81	$177,656	8.182	358.68	581	72.7
Ohio	$1,802,833	20	1.15	$90,142	8.426	358.20	592	86.8
Oklahoma	$831,150	7	0.53	$118,736	8.416	358.88	608	81.9
Oregon	$1,009,120	5	0.64	$201,824	7.999	357.67	544	77.1
Pennsylvania	$1,695,866	16	1.08	$105,992	8.887	357.94	590	80.1
South Carolina	$759,705	5	0.48	$151,941	9.900	358.33	541	75.8
South Dakota	$266,253	3	0.17	$88,751	9.140	357.44	543	80.0
Tennessee	$1,275,560	13	0.81	$98,120	8.615	358.72	587	93.3
Texas	$6,477,571	55	4.13	$117,774	7.860	358.21	623	82.4
Utah	$230,576	2	0.15	$115,288	6.574	357.53	656	80.0
Vermont	$311,113	1	0.20	$311,113	7.850	357.00	636	80.0
Virginia	$3,681,332	21	2.35	$175,302	8.132	358.66	585	79.0
Washington	$4,091,329	20	2.61	$204,566	7.266	358.27	604	77.9
Wisconsin	$2,010,450	16	1.28	$125,653	9.210	358.64	567	82.1
Wyoming	$126,327	1	0.08	$126,327	8.750	359.00	508	80.0

Group 3

ARM $156,665,586

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$4,788,041	33	3.06	$145,092	7.842	358.73	565	41.6
50.01 - 55.00	$3,983,002	19	2.54	$209,632	7.480	358.77	563	52.9
55.01 - 60.00	$7,857,239	32	5.02	$245,539	7.280	358.74	552	57.8
60.01 - 65.00	$9,733,234	39	6.21	$249,570	7.250	358.57	560	63.1
65.01 - 70.00	$12,523,333	64	7.99	$195,677	7.759	358.57	564	69.0
70.01 - 75.00	$16,818,080	88	10.74	$191,115	8.200	358.68	549	74.1
75.01 - 80.00	$57,825,300	321	36.91	$180,141	7.557	358.53	606	79.7
80.01 - 85.00	$12,260,248	84	7.83	$145,955	8.881	358.79	558	84.5
85.01 - 90.00	$13,733,167	83	8.77	$165,460	8.159	358.98	592	89.7
90.01 - 95.00	$6,571,618	37	4.19	$177,611	9.121	358.62	593	94.8
95.01 - 100.00	$10,572,325	98	6.75	$107,881	9.310	358.47	602	100.0
	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.001 - 5.500	$442,000	1	0.28	$442,000	5.500	359.00	578	65.0
5.501 - 6.000	$4,627,498	17	2.95	$272,206	5.855	358.52	610	71.0
6.001 - 6.500	$15,380,723	56	9.82	$274,656	6.332	358.69	623	72.3
6.501 - 7.000	$26,804,724	111	17.11	$241,484	6.847	358.60	597	72.4
7.001 - 7.500	$20,059,355	87	12.80	$230,567	7.317	358.69	597	77.1
7.501 - 8.000	$21,827,301	97	13.93	$225,024	7.827	358.44	587	77.2
8.001 - 8.500	$16,707,106	106	10.66	$157,614	8.323	358.52	566	78.5
8.501 - 9.000	$16,308,802	115	10.41	$141,816	8.791	358.68	561	79.7
9.001 - 9.500	$15,625,410	132	9.97	$118,374	9.292	358.70	562	84.0
9.501 - 10.000	$12,261,092	106	7.83	$115,671	9.785	358.71	554	82.7
10.001 - 10.500	$3,304,201	30	2.11	$110,140	10.281	359.09	561	88.3
10.501 - 11.000	$2,250,863	24	1.44	$93,786	10.803	358.91	547	84.8
11.001 - 11.500	$484,706	7	0.31	$69,244	11.325	358.77	550	75.5
11.501 - 12.000	$413,845	6	0.26	$68,974	11.713	359.05	572	73.6
12.501 - 13.000	$62,986	1	0.04	$62,986	13.000	359.00	547	90.0
13.001 - 13.500	$56,975	1	0.04	$56,975	13.250	358.00	572	100.0
13.501 - 14.000	$48,000	1	0.03	$48,000	13.750	360.00	601	100.0
	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5

Group 3
ARM $156,665,586
Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$112,960,306	686	72.10	$164,665	8.003	358.66	581	77.3
PUD	$30,866,337	135	19.70	$228,640	7.772	358.54	582	77.6
CND	$9,385,698	58	5.99	$161,822	7.825	358.70	608	80.0
2 FAM	$2,178,920	15	1.39	$145,261	8.749	358.38	586	75.5
CNDP	$629,534	2	0.40	$314,767	8.447	358.60	560	86.0
4 FAM	$455,000	1	0.29	$455,000	6.750	358.00	622	68.9
3 FAM	$189,792	1	0.12	$189,792	9.000	358.00	570	50.7
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$74,529,338	425	47.57	$175,363	7.827	358.58	608	83.1
RCO	$73,928,386	412	47.19	$179,438	8.056	358.70	560	71.5
RNC	$8,207,861	61	5.24	$134,555	8.231	358.46	562	80.1
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$154,771,752	881	98.79	$175,677	7.946	358.63	583	77.6
INV	$1,531,548	15	0.98	$102,103	8.966	358.78	586	72.2
2H	$362,285	2	0.23	$181,143	8.030	357.28	620	80.0
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$94,988,003	584	60.63	$162,651	8.032	358.65	575	79.5
STATED INCOME	$61,677,583	314	39.37	$196,425	7.839	358.61	595	74.4

Group 3

ARM $156,665,586

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$440,582	1	0.28	$440,582	6.250	359.00	801	90.0
761 - 780	$130,750	1	0.08	$130,750	6.240	358.00	764	42.3
741 - 760	$726,849	6	0.46	$121,141	7.096	357.38	750	81.1
721 - 740	$923,024	6	0.59	$153,837	7.052	358.31	726	80.0
701 - 720	$537,580	6	0.34	$89,597	7.045	357.84	708	78.3
681 - 700	$3,043,383	16	1.94	$190,211	7.564	358.92	688	79.2
661 - 680	$4,358,318	25	2.78	$174,333	6.854	358.09	670	77.5
641 - 660	$9,123,896	53	5.82	$172,149	7.534	358.35	650	80.2
621 - 640	$20,511,008	99	13.09	$207,182	7.215	358.74	631	79.8
601 - 620	$19,987,461	117	12.76	$170,833	7.728	358.56	611	83.4
581 - 600	$18,570,869	112	11.85	$165,811	8.180	358.56	591	84.0
561 - 580	$16,529,006	87	10.55	$189,989	7.760	358.56	572	74.5
541 - 560	$21,389,124	117	13.65	$182,813	8.359	358.95	550	73.5
521 - 540	$21,187,029	131	13.52	$161,733	8.427	358.75	529	73.8
501 - 520	$17,037,764	107	10.88	$159,231	8.547	358.55	511	72.0
<= 500	$2,168,943	14	1.38	$154,924	9.339	358.51	491	70.9
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$103,932,977	608	66.34	$170,942	7.793	358.54	599	80.6
A-	$8,847,790	44	5.65	$201,086	8.022	358.70	552	72.6
B	$21,420,636	103	13.67	$207,967	8.103	358.81	553	71.5
C	$18,006,941	118	11.49	$152,601	8.594	358.76	544	69.9
C-	$2,862,819	18	1.83	$159,046	8.406	359.06	562	75.2
D	$1,594,422	7	1.02	$227,775	8.232	359.47	556	73.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$42,331,115	232	27.02	$182,462	8.470	358.80	585	78.3

Group 3

ARM $156,665,586

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12	$13,019,445	50	8.31	$260,389	7.598	358.62	580	77.3
24	$16,413,902	100	10.48	$164,139	7.860	358.30	578	78.5
36	$84,073,543	510	53.66	$164,850	7.773	358.62	582	76.9
60	$827,580	6	0.53	$137,930	7.828	358.00	642	79.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Months to Roll (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$59,804	1	0.04	$59,804	5.550	357.00	645	40.1
19 - 24	22	$27,800,384	177	17.75	$157,064	8.255	358.34	582	80.3
32 - 37	35	$128,805,398	720	82.22	$178,896	7.893	358.70	583	76.9
		$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Margin (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$453,584	1	0.29	$453,584	6.875	358.00	575	62.2
4.001 - 5.000	$3,778,263	11	2.41	$343,478	6.493	358.75	604	73.9
5.001 - 6.000	$28,062,169	92	17.91	$305,024	6.705	358.82	603	74.1
6.001 - 7.000	$34,561,682	150	22.06	$230,411	7.205	358.48	596	75.3
7.001 - 8.000	$25,158,235	120	16.06	$209,652	7.862	358.45	590	76.8
8.001 - 9.000	$44,930,762	350	28.68	$128,374	8.731	358.73	565	80.3
9.001 - 10.000	$15,889,262	136	10.14	$116,833	9.533	358.62	557	81.8
10.001 - 11.000	$3,181,246	29	2.03	$109,698	10.272	358.82	553	83.4
11.001 - 12.000	$593,407	8	0.38	$74,176	11.220	358.68	551	73.7
> 13.000	$56,975	1	0.04	$56,975	13.250	358.00	572	100.0
7.460	**$156,665,586**	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$867,599	4	0.55	$216,900	5.851	357.41	629	80.0
12.001 - 12.500	$2,160,730	15	1.38	$144,049	6.157	357.79	632	75.1
12.501 - 13.000	$8,081,950	38	5.16	$212,683	6.378	358.35	612	72.3
13.001 - 13.500	$19,955,281	76	12.74	$262,569	6.638	358.66	624	73.9
13.501 - 14.000	$28,757,792	122	18.36	$235,720	7.069	358.56	591	72.8

Group 3

ARM $156,665,586

Detailed Report

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
14.001 - 14.500	$18,620,764	87	11.89	$214,032	7.578	358.75	576	77.1
14.501 - 15.000	$20,833,521	106	13.30	$196,543	8.068	358.61	582	78.6
15.001 - 15.500	$15,617,839	107	9.97	$145,961	8.568	358.51	569	79.7
15.501 - 16.000	$14,691,512	99	9.38	$148,399	9.048	358.67	556	78.9
16.001 - 16.500	$12,796,793	108	8.17	$118,489	9.362	358.83	559	83.7
16.501 - 17.000	$8,855,744	79	5.65	$112,098	9.825	358.82	558	84.2
17.001 - 17.500	$2,562,027	21	1.64	$122,001	10.357	359.12	553	88.8
17.501 - 18.000	$1,992,162	22	1.27	$90,553	10.634	358.83	541	83.0
18.001 - 18.500	$290,067	5	0.19	$58,013	11.304	358.61	573	75.0
18.501 - 19.000	$413,845	6	0.26	$68,974	11.713	359.05	572	73.6
> 19.500	$167,961	3	0.11	$55,987	13.299	358.95	571	96.2
14.711	**$156,665,586**	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Initial Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$2,086,310	18	1.33	$115,906	7.905	358.42	589	77.8
1.500	$106,577,147	544	68.03	$195,914	7.866	358.84	581	76.8
2.000	$3,857,872	31	2.46	$124,447	8.039	358.28	616	81.8
2.950	$68,939	1	0.04	$68,939	8.550	358.00	587	58.0
3.000	$43,986,818	303	28.08	$145,171	8.168	358.17	585	78.7
6.000	$88,500	1	0.06	$88,500	8.320	358.00	604	100.0
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Subsequent Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$40,451,381	299	25.82	$135,289	8.099	358.19	591	79.9
1.500	$115,479,439	596	73.71	$193,757	7.911	358.79	580	76.7
3.000	$734,766	3	0.47	$244,922	7.267	358.00	592	66.2
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$280,000	1	0.18	$280,000	9.625	357.00	615	70.0
5.001 - 6.000	$5,634,420	23	3.60	$244,975	5.886	358.46	615	70.3

Group 3
ARM $156,665,586
Detailed Report

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 7.000	$42,447,400	167	27.09	$254,176	6.679	358.63	606	72.4
7.001 - 8.000	$42,138,076	183	26.90	$230,263	7.619	358.57	591	77.2
8.001 - 9.000	$33,035,626	223	21.09	$148,142	8.579	358.60	563	79.0
9.001 - 10.000	$26,903,330	233	17.17	$115,465	9.512	358.74	558	83.9
> 10.000	$6,226,734	68	3.97	$91,570	10.718	359.00	557	85.7
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/04	$59,804	1	0.04	$59,804	5.550	357.00	645	40.1
04/06	$198,663	2	0.13	$99,332	7.936	355.00	558	76.9
05/06	$162,583	2	0.10	$81,292	8.298	356.00	623	97.2
06/06	$4,343,026	30	2.77	$144,768	7.379	357.06	608	77.6
07/06	$12,009,502	67	7.67	$179,246	8.327	358.14	578	78.9
08/06	$9,685,709	67	6.18	$144,563	8.601	359.02	571	82.7
09/06	$1,400,900	9	0.89	$155,656	8.004	360.00	603	82.5
05/07	$299,408	3	0.19	$99,803	8.657	356.00	552	77.0
06/07	$8,289,919	58	5.29	$142,930	7.702	357.05	603	78.5
07/07	$41,282,181	256	26.35	$161,259	7.909	358.01	588	77.6
08/07	$60,058,789	319	38.34	$188,272	7.907	359.00	577	76.2
09/07	$18,875,100	84	12.05	$224,704	7.887	360.00	583	77.1
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Exhibit 99.4

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-9

ABS New Transaction

Computational Materials

$1,172,250,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-9

Countrywide℠
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date: September 13, 2004*

$1,172,250,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-9

Class (1)	Principal Amount(2)	WAL Call/Mat (3)	Payment Window (Mos) Call/Mat (3)	Expected Ratings (S&P/Moody's) (4)	Last Scheduled Distribution Date	Certificate Type
AF-1A(5)	$43,672,000	1.00 / 1.00	1-22 / 1-22	[AAA]/Aaa	Mar 2022	Floating Rate Senior Sequential
AF-1B(5)	$43,671,000	1.00 / 1.00	1-22 / 1-22	[AAA]/Aaa	Mar 2022	Fixed Rate Senior Sequential
AF-2(5)	$20,020,000	2.00 / 2.00	22-27 / 22-27	[AAA]/Aaa	Aug 2024	Fixed Rate Senior Sequential
AF-3(5)	$58,996,000	3.00 / 3.00	27-50 / 27-50	[AAA]/Aaa	Oct 2030	Fixed Rate Senior Sequential
AF-4(5)	$24,491,000	5.00 / 5.00	50-73 / 50-73	[AAA]/Aaa	Oct 2032	Fixed Rate Senior Sequential
AF-5(5)	$33,850,000	7.16 / 11.04	73-88 / 73-252	[AAA]/Aaa	Feb 2035	Fixed Rate Senior Sequential
AF-6(5)	$30,000,000	6.27 / 6.82	37-88 / 37-250	[AAA]/Aaa	Dec 2034	Fixed Rate Senior Lockout
MF-1(5)	$15,000,000	5.86 / 7.19	39-88 / 39-201	[AA+]/Aa2	Dec 2034	Fixed Rate Mezzanine
MF-2(5)	$11,700,000	5.86 / 7.11	39-88 / 39-183	[AA+]/A2	Oct 2034	Fixed Rate Mezzanine
MF-3(5)	$3,000,000	5.86 / 7.01	39-88 / 39-161	[AA+]/A3	Aug 2034	Fixed Rate Mezzanine
MF-4(5)	$3,000,000	5.86 / 6.94	39-88 / 39-153	[AA]/Baa1	Jul 2034	Fixed Rate Mezzanine
MF-5(5)	$3,000,000	5.86 / 6.83	39-88 / 39-143	[AA-]/Baa2	May 2034	Fixed Rate Mezzanine
BF(5)	$3,000,000	5.86 / 6.62	39-88 / 39-130	[A+]/Baa3	Jan 2034	Fixed Rate Subordinate
1-AV-1(6)	$475,310,000	*Not Offered Herein*		[AAA]/Aaa		Floating Rate Senior
2-AV-1(7)	$88,873,000	1.00 / 1.00	1-21 / 1-21	[AAA]/Aaa	Feb 2023	Floating Rate Senior
2-AV-2(7)	$140,196,000	2.81 / 2.81	21-63 / 21-63	[AAA]/Aaa	Jul 2033	Floating Rate Senior
2-AV-3(7)	$33,171,000	6.66 / 7.63	63-88 / 63-166	[AAA]/Aaa	Feb 2035	Floating Rate Senior
MV-1(8)	$28,800,000	4.75 / 5.02	40-88 / 40-137	[AA+]/Aa1	Jan 2035	Floating Rate Mezzanine
MV-2(8)	$27,000,000	4.71 / 4.97	39-88 / 39-131	[AA+]/Aa2	Dec 2034	Floating Rate Mezzanine
MV-3(8)	$18,000,000	4.69 / 4.93	39-88 / 39-124	[AA+]/Aa3	Dec 2034	Floating Rate Mezzanine
MV-4(8)	$13,500,000	4.68 / 4.90	38-88 / 38-119	[AA+]/A1	Nov 2034	Floating Rate Mezzanine
MV-5(8)	$14,400,000	4.67 / 4.86	38-88 / 38-114	[AA]/A2	Nov 2034	Floating Rate Mezzanine
MV-6(8)	$11,700,000	4.67 / 4.82	38-88 / 38-107	[AA]/A3	Oct 2034	Floating Rate Mezzanine
MV-7(8)	$9,900,000	4.66 / 4.75	37-88 / 37-101	[AA-]/Baa1	Sep 2034	Floating Rate Mezzanine
MV-8(8)	$9,000,000	4.65 / 4.68	37-88 / 37-94	[AA-]/Baa2	Jul 2034	Floating Rate Mezzanine
BV(8)	$9,000,000	4.56 / 4.56	37-86 / 37-86	[A+]/Baa3	May 2034	Floating Rate Subordinate
Total:	**1,172,250,000**					

(1) The margins on the Class 1-AV-1 (which are not offered herein), Class 2-AV-1, Class 2-AV-2 and Class 2-AV-3 Certificates double and the margins on the Floating Rate Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupon on the Class AF-5 Certificates increases by 0.50% after the Clean-up Call date.

(2) The principal balance of each Class of Certificates is subject to a 10% variance.

(3) See "Pricing Prepayment Speed" below.

(4) Rating Agency Contacts: Kanika Bansal, Standard & Poors, 212.438.1292; Tamara Zaliznyak, Moody's Ratings, 212.553.7761.

*(5) The Class AF-1A, Class AF-1B, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates (collectively, the **"Class AF Certificates"**) and the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (collectively the **"Fixed Rate Subordinate Certificates"**) are backed primarily by the cashflows from the Group 1 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).*

*(6) The Class 1-AV-1 Certificates (the **"Class 1-AV Certificates"**) are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).*

*(7) The Class 2-AV-1, Class 2-AV-2 and Class 2-AV-3 Certificates (collectively, the **"Class 2-AV Certificates"**) are backed primarily by the cashflows from the Group 3 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group(s).*

*(8) The Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates (collectively, the **"Floating Rate Subordinate Certificates"** and, together with the Fixed Rate Subordinate Certificates, the **"Subordinate Certificates"**) are backed by the cashflows from the Group 2 and Group 3 Mortgage Loans.*

Trust:	Asset-Backed Certificates, Series 2004-9.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc. (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Deutsche Bank Securities, Inc. (Co- Managers) and Citigroup Global Markets (Co-Manager).
Trustee:	The Bank of New York, a New York banking corporation.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class AF Certificates (other than the Class AF-1A Certificates) and the Fixed Rate Subordinate Certificates.
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class AF-1A, Class 1-AV-1, Class 2-AV-1, Class 2-AV-2, Class 2-AV-3 and Floating Rate Subordinate Certificates.
Senior Certificates:	Together, the Class 1-AV and Class 2-AV Certificates (the ***"Class AV Certificates"***) and the Class AF Certificates are referred to herein as the ***"Senior Certificates."***
Offered Certificates:	The Senior Certificates (including the Class 1-AV-1, which are not being offered herein) and the Subordinate Certificates are together referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class CF, Class PF, Class CV, Class PV and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream and the Euroclear System.
Statistical Pool Calculation Date:	September 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of September 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	September [14], 2004.
Expected Closing Date:	September [28], 2004.
Expected Settlement Date:	September [28], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in October 2004.

Accrued Interest: The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from September 1, 2004 up to, but not including, the Settlement Date.

Interest Accrual Period: The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The "***Interest Accrual Period***" for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).

ERISA Eligibility: The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.

SMMEA Eligibility: The Senior Certificates, the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5, Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7 and Class MV-8 Certificates will constitute "mortgage related securities" for the purposes of SMMEA.

Optional Termination: The "***Clean-up Call***" may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans (Group 1)
100% PPC assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans (Group 2 and Group 3)
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR until month 26, increasing to and remaining constant at 60% CPR from month 27 until month 30 and decreasing and remaining constant at 32% CPR from month 31 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $605,122,294 (the "***Mortgage Loans***") of which: (i) approximately $151,521,777 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 1 Mortgage Loans***" or "***Fixed Rate Mortgage Loans***"), (ii) approximately $296,934,931 were adjustable rate conforming balance Mortgage Loans made to borrowers with credit-blemished histories (the "***Group2 Mortgage Loans***") and (iii) approximately $156,665,586 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Group 3 Mortgage Loans***" and, together with the Group 2 Mortgage Loans, the "***Adjustable Rate Mortgage Loans***").

Pass-Through Rate:

The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate:

The *"**Adjusted Net Mortgage Rate**"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
AF and Fixed Rate Subordinate	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans (adjusted, in the case of the Class AF-1A Certificates, to an effective rate reflecting the accrual of interest on an actual/360 basis).
1-AV	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans less the Monoline Guaranty fee rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-AV	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Floating Rate Subordinate	The weighted average of the Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the *"**Net Rate Carryover**"* will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon if the applicable Pass-Through Rate had not been limited by the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the applicable Corridor Contract and Excess Cashflow remaining from the related loan groups, as described under the headings "Fixed Rate Certificates Priority of Distributions" and "Adjustable Rate Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include four Corridor Contracts for the benefit of the Class AF-1A, Class 1-AV, Class 2-AV and Floating Rate Subordinate Certificates (the ***"Class AF-1A Corridor Contract," "Class 1-AV Corridor Contract," "Class 2-AV Corridor Contract,"*** and ***"Floating Rate Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to the related amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class AF-1A Corridor Contract will be available to pay the holders of the Class AF-1A Certificates the related Net Rate Carryover, (b) the Class 1-AV Corridor Contract will be available to pay the holders of the Class 1-AV Certificates the related Net Rate Carryover, (c) the Class 2-AV Corridor Contract will be available to pay the holders of the Class 2-AV Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, and (d) the Floating Rate Subordinate Corridor Contract will be available to pay the holders of the Floating Rate Subordinate Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's	Initial Target Subordination	Target Subordination at Stepdown
AF	[AAA]/Aaa	15.10%	30.20%
MF-1	[AA+]/Aa2	10.10%	20.20%
MF-2	[AA+]/A2	6.20%	12.40%
MF-3	[AA+]/A3	5.20%	10.40%
MF-4	[AA]/Baa1	4.20%	8.40%
MF-5	[AA-]/Baa2	3.20%	6.40%
BF	[A+]/Baa3	2.20%	4.40%
1-AV	[AAA]/Aaa	18.05%	36.10%
2-AV	[AAA]/Aaa	18.05%	36.10%
MV-1	[AA+]/Aa1	14.85%	29.70%
MV-2	[AA+]/Aa2	11.85%	23.70%
MV-3	[AA+]/Aa3	9.85%	19.70%
MV-4	[AA+]/A1	8.35%	16.70%
MV-5	[AA]/A2	6.75%	13.50%
MV-6	[AA]/A3	5.45%	10.90%
MV-7	[AA-]/Baa1	4.35%	8.70%
MV-8	[AA-]/Baa2	3.35%	6.70%
BV	[A+]/Baa3	2.35%	4.70%

4) Monoline Guaranty: One of the monolines will guarantee that (i) required payments of interest on the Class 1-AV-1 Certificates are distributed on time, and (ii) the ultimate payment of the principal balance of the Class 1-AV-1 Certificates. The Monoline Guaranty will not cover any Net Rate Carryover, or any prepayment interest shortfall amounts for a Distribution

Date in excess of compensating interest of up to one-half of the servicing fee payable to the Master Servicer.

Subordination: The Fixed Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AF Certificates. The Floating Rate Subordinate Certificates will be subordinate to, and provide credit support for, the Class AV Certificates. Among the Subordinate Certificates in a certificate group, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Subordinate Certificates in that certificate group with a lower designation.

Fixed Rate Overcollateralization Target: Prior to the Fixed Rate Stepdown Date, the initial Overcollateralization Target for the Fixed Rate Mortgage Loans will be equal to 2.20% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date (the ***"Initial Fixed Rate O/C Target"***). The initial amount of fixed rate overcollateralization will be met on the Closing Date.

On or after the Fixed Rate Stepdown Date, the Fixed Rate Overcollateralization Target will be equal to 4.40% of the principal balance of the Fixed Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Fixed Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Fixed Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if a Fixed Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Fixed Rate Overcollateralization Target will be equal to the Fixed Rate Overcollateralization Target on the prior Distribution Date.

Adjustable Rate Overcollateralization Target: Prior to the Adjustable Rate Stepdown Date, the initial Overcollateralization Target for the Adjustable Rate Mortgage Loans will be equal to 2.35% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date (the ***"Initial Adjustable Rate O/C Target"***). The initial amount of adjustable rate overcollateralization will be met on the Closing Date.

On or after the Adjustable Rate Stepdown Date, the Adjustable Rate Overcollateralization Target will be equal to 4.70% of the aggregate principal balance of the Adjustable Rate Mortgage Loans for the related Distribution Date, subject to a floor (the ***"Adjustable Rate O/C Floor"***) of 0.50% of the aggregate principal balance of the Adjustable Rate Mortgage Loans as of the Cut-off Date.

Provided, however, that if an Adjustable Rate Trigger Event (as described below) is in effect on the related Distribution Date, the Adjustable Rate Overcollateralization Target will be equal to the Adjustable Rate Overcollateralization Target on the prior Distribution Date.

Fixed Rate Delinquency Trigger Event: With respect to the Class AF and Fixed Rate Subordinate Certificates, a ***"Fixed Rate Delinquency Trigger Event"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Fixed Rate Mortgage Loans equals or exceeds [TBD%] times the Fixed Rate Senior Enhancement Percentage.

As used above, the "***Fixed Rate Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AF Certificates, or, if the Class AF Certificates have been reduced to zero, the certificate principal balance of the most senior class of Fixed Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the principal balance of the Fixed Rate Mortgage Loans for the preceding Distribution Date.

Fixed Rate Cumulative Loss Trigger Event: With respect to the Class AF and Fixed Rate Subordinate Certificates, a ***"Fixed Rate Cumulative Loss Trigger Event"*** will occur if the aggregate amount of realized losses on the Fixed Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Fixed Rate Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD%] with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD%] with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD%] with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73 – 85	[TBD%] with respect to October 2010, plus an additional 1/12th of [TBD]% for each month thereafter
86+	[TBD%]

Adjustable Rate Delinquency Trigger Event: With respect to the Adjustable Rate Certificates (other than the Class AF-1A Certificates), an ***"Adjustable Rate Delinquency Trigger Event*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Adjustable Rate Mortgage Loans equals or exceeds [TBD%] times the Adjustable Rate Senior Enhancement Percentage.

As used above, the "***Adjustable Rate Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date, over (ii) the sum of the certificate principal balances of the Class AV Certificates, or, if the Class AV Certificates have been reduced to zero, the certificate principal balance of the most senior class of Floating Rate Subordinate Certificates outstanding, as of the immediately preceding master servicer advance date, and the denominator of which is equal to (b) the principal balance of the Adjustable Rate Mortgage Loans for the preceding Distribution Date.

Adjustable Rate Cumulative Loss Trigger Event:

With respect to the Floating Rate Certificates (other than the Class AF-1A Certificates), an ***"Adjustable Rate Cumulative Loss Trigger Event"*** will occur if the aggregate amount of realized losses on the Adjustable Rate Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Adjustable Rate Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD%] with respect to October 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD%] with respect to October 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD%] with respect to October 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD%]

Fixed Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Class AF Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2007

b. the first Distribution Date on which the aggregate principal balance of the Class AF Certificates is less than or equal to 69.80% of the principal balance of the Fixed Rate Mortgage Loans for such Distribution Date.

Adjustable Rate Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the AV Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in October 2007

b. the first Distribution Date on which the aggregate principal balance of the Class AV Certificates is less than or equal to 63.90% of the principal balance of the Adjustable Rate Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or the O/C related to such Mortgage Loans will be allocated to each class of the Subordinate Certificates in the related certificate group in reverse order of their payment priority: (i) in the case of the Fixed Rate Mortgage Loans, first to the Class BF Certificates, then to the Class MF-5 Certificates, then to the Class MF-4 Certificates, then to the Class MF-3 Certificates, then to the Class MF-2 Certificates and last to the Class MF-1 Certificates and (ii) in the case of the Adjustable Rate Mortgage Loans, first to the Class BV Certificates, then to the Class MV-8 Certificates, then to the Class MV-7 Certificates, then to the Class MV-6 Certificates, then to the Class MV-5 Certificates, then to the Class MV-4 Certificates, then to the Class MV-3 Certificates, then to the Class MV-2 Certificates and last to the Class MV-1 Certificates; in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Fixed Rate Certificates Priority of Distributions:

Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) from interest collections related to the Group 1 Mortgage Loans, concurrently to each class of Class AF Certificates current and unpaid interest, then (b) from remaining interest collections related to the Group 1 Mortgage Loans, current interest, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;
2) Principal funds, sequentially, as follows: (a) to the the Class AF Certificates (in the manner and priority set forth under "Class AF Principal Distributions" below), then (b) from principal collections remaining after payment of (a), above, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates, each as described under "Fixed Rate Principal Paydown" below;
3) Any Fixed Rate Excess Cashflow, to the Class AF and Fixed Rate Subordinate Certificates to build or restore Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively;
4) Any remaining Fixed Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates;
5) Any remaining Fixed Rate Excess Cashflow to pay Net Rate Carryover related to the Class AF Certificates (after application of amounts received on the Class AF-1A Corridor Contract) and the Fixed Rate Subordinate Certificates (as described below);
6) To restore only Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively (after application of the Adjustable Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates (after application of the Adjustable Rate Excess Cashflow);
8) To the residual interest Certificate(s), any remaining amount.

Fixed Rate Excess Cashflow available to cover related Net Rate Carryover will generally be distributed to the applicable Fixed Rate Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Fixed Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Adjustable Rate Certificates Priority of Distributions:

Available funds from the Group 2 and Group 3 Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) concurrently, (i) from interest collections related to the Group 2 Mortgage Loans, first to pay the Monoline Guaranty fee and any Monoline reimbursements and then to the Class 1-AV-1 Certificates current and unpaid interest, (ii) from interest collections related to the Group 3 Mortgage Loans, concurrently to each class of Class 2-AV Certificates current and unpaid interest, (b) from any remaining interest funds related to all of the Adjustable Rate Mortgage Loans, first to pay any remaining Monoline Guaranty fee and Monoline reimbursements and then to each class of Class AV Certificates, any remaining current and unpaid interest as described in the prospectus supplement, then (c) from remaining interest collections related to the Adjustable Rate Mortgage Loans, current interest sequentially to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates;

2) Principal funds, sequentially, as follows: (a) concurrently, (i) from principal collections related to the Group 2 Mortgage Loans, first to pay any remaining Monoline Guaranty fee and any Monoline reimbursements not covered by Interest Funds and then to the Class 1-AV Certificates (as described below under "Adjustable Rate Principal Paydown) and (ii) from principal collections related to the Group 3 Mortgage Loans, to the Class 2-AV Certificates (as described below under "Adjustable Rate Principal Paydown" and "Class 2-AV Principal Distributions" below), (b) from remaining principal collections related to the Adjustable Rate Mortgage Loans after payment of (a) above, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates, each as described under "Adjustable Rate Principal Paydown" below;
3) Any Adjustable Rate Excess Cashflow, to the Class AV and Floating Rate Subordinate Certificates to build or restore Adjustable Rate O/C as described under "Adjustable Rate Overcollateralization Target" and "Adjustable Rate Principal Paydown," respectively;
4) Any remaining Adjustable Rate Excess Cashflow to pay any unpaid interest and then to pay any unpaid realized loss amounts, sequentially, to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates;
5) Any remaining Adjustable Rate Excess Cashflow to pay Net Rate Carryover on the Class AV and Floating Rate Subordinate Certificates remaining unpaid after application of amounts received under the related Corridor Contract (as described above);
6) To restore only Fixed Rate O/C as described under "Fixed Rate Overcollateralization Target" and "Fixed Rate Principal Paydown," respectively (after application of the Fixed Rate Excess Cashflow);
7) To pay any unpaid realized loss amounts, sequentially, to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and Class BF Certificates (after application of the Fixed Rate Excess Cashflow);
8) To the residual interest Certificate(s), any remaining amount.

Adjustable Rate Excess Cashflow available to cover related Net Rate Carryover (after application of amounts received under the applicable Corridor Contract) will generally be distributed to the applicable Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, with respect to the Adjustable Rate Mortgage Loans, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Fixed Rate Principal Paydown:

Prior to the Fixed Rate Stepdown Date or if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is in effect on any Distribution Date, 100% of the available principal funds from Loan Group 1 will be paid to the Class AF Certificates until they are reduced to zero (in the manner and priority set forth under "Class AF Principal Distribution" below), provided, however, that if the Class AF Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MF-5 and the Class BF Certificates.

On any Distribution Date on or after the Fixed Rate Stepdown Date, and if a Trigger Event related to the Class AF and Fixed Rate Subordinate Certificates is not in effect on such Distribution Date, each of the Class AF and the Fixed Rate Subordinate Certificates will be entitled to receive payments of principal related to the Fixed Rate Mortgage Loans in the following order of priority: (i) first, to the Class AF Certificates, such that the sum of the unpaid principal balance of the Class AF Certificates in the aggregate will have 30.20% Subordination, (ii) second, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-1 Certificates such that the Class MF-1 Certificates will have 20.20% Subordination, (iii) third, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-2 Certificates such that the Class MF-2 Certificates will have 12.40% Subordination, (iv) fourth, from remaining principal collections related to the Fixed

Rate Mortgage Loans, to the Class MF-3 Certificates such that the Class MF-3 Certificates will have 10.40% Subordination, (v) fifth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-4 Certificates such that the Class MF-4 Certificates will have 8.40% Subordination, (vi) sixth, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class MF-5 Certificates such that the Class MF-5 Certificates will have 6.40% Subordination and (vii) seventh, from remaining principal collections related to the Fixed Rate Mortgage Loans, to the Class BF Certificates such that the Class BF Certificates will have 4.40% Subordination; each subject to the related O/C Floor.

Adjustable Rate Principal Paydown:

Prior to the Adjustable Rate Stepdown Date or if an Adjustable Rate Trigger Event is in effect on any Distribution Date, (i) 100% of the available principal funds from Loan Group 2 will be paid to the Class 1-AV Certificates and (ii) 100% of the principal funds from Loan Group 3 will be paid to the Class 2-AV Certificates (as described below under "Class 2-AV Principal Distributions" below); provided, however, that (x) if any of the Class 1-AV or Class 2-AV Certificates have been retired, 100% of the principal collections from the Loan Group related to such retired class of Senior Certificates will be paid to the remaining Class AV Certificates on a pro rata basis, based on the certificate principal balances thereof, and (y) if all of the Class AV Certificates have been retired, such amounts will be applied sequentially in the following order of priority: to the Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class MV-8 and Class BV Certificates.

On any Distribution Date on or after the Adjustable Rate Stepdown Date, and if an Adjustable Rate Trigger Event is not in effect on such Distribution Date, each of the Class 1-AV, Class 2-AV and Floating Rate Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections relating to the Group 2 Mortgage Loans, to the Class 1-AV Certificates and (b) from principal collections related to the Group 3 Mortgage Loans, to the Class 2-AV Certificates, in each case, such that the Class AV Certificates in the aggregate will have 36.10% subordination, (ii) second, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-1 Certificates such that the Class MV-1 Certificates will have 29.70% Subordination, (iii) third, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-2 Certificates such that the Class MV-2 Certificates will have 23.70% Subordination, (iv) fourth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-3 Certificates such that the Class MV-3 Certificates will have 19.70% Subordination, (v) fifth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-4 Certificates such that the Class MV-4 Certificates will have 16.70% Subordination, (vi) sixth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-5 Certificates such that the Class MV-5 Certificates will have 13.50% Subordination, (vi) seventh, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-6 Certificates such that the Class MV-6 Certificates will have 10.90% Subordination, (vi) eighth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-7 Certificates such that the Class MV-7 Certificates will have 8.70% Subordination, (vi) ninth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class MV-8 Certificates such that the Class MV-8 Certificates will have 6.70% Subordination and (vi) tenth, from remaining principal collections relating to the Adjustable Rate Mortgage Loans, to the Class BV Certificates such that the Class BV Certificates will have 4.70% Subordination; each subject to the O/C Floor.

Class 2-AV Principal Distributions:

Principal distributed on the Class 2-AV Certificates will be applied sequentially, to the Class 2-AV-1, Class 2-AV-2 and Class 2-AV-3 Certificates, in that order, in each case until the certificate principal balances thereof are reduced to zero.

Class AF Principal Distributions:

Principal will be distributed to the AF Certificates in the following order of priority:

1. To the Class AF-6 Certificates; the Lockout Percentage of the principal collections related to Loan Group 1, as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Pro rata, to the Class AF-1A and Class AF-1B Certificates, based on the certificate principal balances thereof, until the certificate principal balances thereof are reduced to zero, and
3. Sequentially, to the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates, in that order, in each case until the certificate principal balance thereof is reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow}

Discount Margin/Yield Tables (%) (1)

Class AF-1A (To Call)

Margin 0.18%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.65	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

Class AF-1A (To Maturity)

Margin 0.18%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	18	18	18	18	18
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.65	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

Class AF-1B (To Call)

Coupon 3.002%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	2.896	2.853	2.815	2.780	2.748
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.61	1.19	0.97	0.83	0.73
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

Class AF-1B (To Maturity)

Coupon 3.002%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	2.896	2.853	2.815	2.780	2.748
WAL (yr)	1.68	1.24	1.00	0.85	0.75
MDUR (yr)	1.61	1.19	0.97	0.83	0.73
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05

(1) See definition of Pricing Prepayment Speed above.

Class AF-2 (To Call)

Coupon	3.371%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.329	3.302	3.277	3.253	3.229
WAL (yr)	3.68	2.57	2.00	1.65	1.41
MDUR (yr)	3.41	2.42	1.91	1.58	1.36
First Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05
Last Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06

Class AF-2 (To Maturity)

Coupon	3.371%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.329	3.302	3.277	3.253	3.229
WAL (yr)	3.68	2.57	2.00	1.65	1.41
MDUR (yr)	3.41	2.42	1.91	1.58	1.36
First Prin Pay	Dec07	Jan07	Jul06	Mar06	Dec05
Last Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06

Class AF-3 (To Call)

Coupon	3.935%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.918	3.895	3.873	3.850	3.829
WAL (yr)	6.13	4.00	3.00	2.39	2.01
MDUR (yr)	5.32	3.63	2.78	2.24	1.90
First Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06
Last Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07

Class AF-3 (To Maturity)

Coupon	3.935%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	3.918	3.895	3.873	3.850	3.829
WAL (yr)	6.13	4.00	3.00	2.39	2.01
MDUR (yr)	5.32	3.63	2.78	2.24	1.90
First Prin Pay	Nov08	Jul07	Dec06	Jul06	Apr06
Last Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07

Class AF-4 (To Call)

Coupon	4.787%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	4.799	4.783	4.762	4.742	4.712
WAL (yr)	11.90	7.43	5.00	3.83	2.84
MDUR (yr)	8.86	6.09	4.35	3.42	2.60
First Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07
Last Prin Pay	Nov18	Jul14	Oct10	Apr09	Apr08

Class AF-4 (To Maturity)

Coupon	4.787%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	4.799	4.783	4.762	4.742	4.712
WAL (yr)	11.90	7.43	5.00	3.83	2.84
MDUR (yr)	8.86	6.09	4.35	3.42	2.60
First Prin Pay	Jun14	Jun10	Nov08	Sep07	Apr07
Last Prin Pay	Dec18	Jul14	Oct10	Apr09	Apr08

Class AF-5 (To Call)

Coupon	5.378%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.402	5.391	5.377	5.361	5.345
WAL (yr)	14.16	9.83	7.16	5.49	4.38
MDUR (yr)	9.68	7.45	5.80	4.64	3.81
First Prin Pay	Nov18	Jul14	Oct10	Apr09	Apr08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class AF-5 (To Maturity)

Coupon	5.378%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.497	5.524	5.530	5.510	5.464
WAL (yr)	19.70	14.81	11.04	8.08	5.82
MDUR (yr)	11.74	9.80	7.93	6.21	4.75
First Prin Pay	Dec18	Jul14	Oct10	Apr09	Apr08
Last Prin Pay	Apr33	Feb30	Sep25	Nov21	Dec18

Class AF-6 (To Call)

Coupon	4.704%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.702	4.697	4.691	4.682	4.672
WAL (yr)	8.00	7.09	6.27	5.34	4.55
MDUR (yr)	6.42	5.84	5.28	4.61	4.01
First Prin Pay	Oct07	Oct07	Oct07	Dec07	Mar08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class AF-6 (To Maturity)

Coupon	4.704%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	4.702	4.698	4.695	4.693	4.693
WAL (yr)	8.07	7.29	6.82	6.58	6.50
MDUR (yr)	6.45	5.96	5.64	5.49	5.43
First Prin Pay	Oct07	Oct07	Oct07	Dec07	Mar08
Last Prin Pay	Feb33	Dec29	Jul25	Sep21	Oct18

Class MF-1 (To Call)

Coupon	5.196%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.210	5.197	5.182	5.167	5.155
WAL (yr)	11.07	7.76	5.86	4.70	4.04
MDUR (yr)	8.11	6.18	4.90	4.05	3.56
First Prin Pay	Oct10	Dec08	Dec07	Nov07	Jan08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-1 (To Maturity)

Coupon	5.196%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.213	5.203	5.192	5.180	5.171
WAL (yr)	12.82	9.34	7.19	5.82	5.01
MDUR (yr)	8.79	6.96	5.67	4.78	4.23
First Prin Pay	Oct10	Dec08	Dec07	Nov07	Jan08
Last Prin Pay	Nov30	Nov25	Jun21	Apr18	Dec15

Class MF-2 (To Call)

Coupon	5.643%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.662	5.648	5.632	5.616	5.602
WAL (yr)	11.07	7.76	5.86	4.69	3.99
MDUR (yr)	7.91	6.06	4.83	3.99	3.47
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-2 (To Maturity)

Coupon	5.643%				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.666	5.654	5.642	5.629	5.618
WAL (yr)	12.74	9.24	7.11	5.74	4.90
MDUR (yr)	8.52	6.77	5.53	4.66	4.10
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Jun29	Mar24	Dec19	Jan17	Dec14

Class MF-3 (To Call)

Coupon	5.742				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.763	5.748	5.732	5.715	5.700
WAL (yr)	11.07	7.76	5.86	4.68	3.97
MDUR (yr)	7.87	6.04	4.81	3.98	3.45
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-3 (To Maturity)

Coupon	5.742				
Percent of Pricing Prepayment Speed	**50%**	**75%**	**100%**	**125%**	**150%**
Yield @ 100-00	5.766	5.754	5.741	5.728	5.716
WAL (yr)	12.62	9.12	7.01	5.66	4.81
MDUR (yr)	8.43	6.69	5.46	4.60	4.03
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	May27	Dec21	Feb18	Jul15	Aug13

Class MF-4 (To Call)

Coupon	5.841%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.863	5.848	5.831	5.815	5.800
WAL (yr)	11.07	7.76	5.86	4.68	3.97
MDUR (yr)	7.83	6.01	4.80	3.97	3.44
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-4 (To Maturity)

Coupon	5.841%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	5.866	5.854	5.841	5.827	5.815
WAL (yr)	12.53	9.03	6.94	5.60	4.76
MDUR (yr)	8.36	6.62	5.41	4.55	3.99
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Nov07
Last Prin Pay	Jul26	Feb21	Jun17	Dec14	Mar13

Class MF-5 (To Call)

Coupon	6.040%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.065	6.049	6.032	6.015	5.999
WAL (yr)	11.07	7.76	5.86	4.68	3.95
MDUR (yr)	7.74	5.96	4.76	3.95	3.41
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MF-5 (To Maturity)

Coupon	6.040%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 100-00	6.068	6.055	6.041	6.027	6.014
WAL (yr)	12.36	8.89	6.83	5.51	4.67
MDUR (yr)	8.21	6.50	5.31	4.47	3.90
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	May25	Jan20	Aug16	Apr14	Aug12

Class BF (To Call)

Coupon 6.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 98.19	6.670	6.724	6.783	6.843	6.899
WAL (yr)	11.07	7.76	5.86	4.68	3.95
MDUR (yr)	7.54	5.84	4.68	3.89	3.36
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class BF (To Maturity)

Coupon 6.40%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
Yield @ 98.19	6.662	6.708	6.758	6.809	6.856
WAL (yr)	12.05	8.64	6.62	5.34	4.53
MDUR (yr)	7.88	6.25	5.10	4.30	3.75
First Prin Pay	Oct10	Dec08	Dec07	Oct07	Oct07
Last Prin Pay	Nov23	Oct18	Jul15	Jun13	Nov11

Class 2-AV-1 (To Call)

Margin 0.15%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	1.56	1.24	1.00	0.85	0.75
MDUR (yr)	1.54	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05

Class 2-AV-1 (To Maturity)

Margin 0.15%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	15	15	15	15	15
WAL (yr)	1.56	1.24	1.00	0.85	0.75
MDUR (yr)	1.54	1.22	0.99	0.85	0.75
First Prin Pay	Oct04	Oct04	Oct04	Oct04	Oct04
Last Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05

Class 2-AV-2 (To Call)

Margin 0.35%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	5.17	3.62	2.81	2.22	2.00
MDUR (yr)	4.87	3.48	2.73	2.17	1.96
First Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05
Last Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07

Class 2-AV-2 (To Maturity)

Margin 0.35%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	5.17	3.62	2.81	2.22	2.00
MDUR (yr)	4.87	3.48	2.73	2.17	1.96
First Prin Pay	Mar07	Nov06	Jun06	Mar06	Dec05
Last Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07

Class 2-AV-3 (To Call)

Margin 0.53%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	53	53	53	53	53
WAL (yr)	13.13	8.98	6.66	5.10	2.90
MDUR (yr)	11.35	8.13	6.19	4.82	2.81
First Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class 2-AV-3 (To Maturity)

Margin 0.53%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	59	59	59	59	57
WAL (yr)	15.17	10.36	7.63	5.78	3.17
MDUR (yr)	12.73	9.18	6.98	5.41	3.05
First Prin Pay	Mar15	Oct11	Dec09	Sep07	Feb07
Last Prin Pay	Jan30	Apr23	Jul18	Apr15	Feb13

Class MV-1 (To Call)

Margin	0.62%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	62	62	62	62	62
WAL (yr)	8.92	6.11	4.75	4.39	4.66
MDUR (yr)	7.95	5.65	4.48	4.17	4.42
First Prin Pay	Mar09	Nov07	Jan08	Jul08	May09
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-1 (To Maturity)

Margin	0.62%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	63	64	63	63	67
WAL (yr)	9.50	6.50	5.02	4.59	5.59
MDUR (yr)	8.34	5.95	4.70	4.34	5.24
First Prin Pay	Mar09	Nov07	Jan08	Jul08	Jun09
Last Prin Pay	Jul26	Feb20	Feb16	Jun13	Sep11

Class MV-2 (To Call)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	8.92	6.11	4.71	4.20	4.43
MDUR (yr)	7.94	5.64	4.44	3.99	4.21
First Prin Pay	Mar09	Nov07	Dec07	Apr08	Oct08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-2 (To Maturity)

Margin	0.65%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	66	67	66	66	66
WAL (yr)	9.47	6.48	4.97	4.38	4.57
MDUR (yr)	8.31	5.92	4.65	4.15	4.34
First Prin Pay	Mar09	Nov07	Dec07	Apr08	Oct08
Last Prin Pay	Oct25	Jun19	Aug15	Feb13	May11

Class MV-3 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	8.92	6.11	4.69	4.09	4.06
MDUR (yr)	7.92	5.63	4.42	3.89	3.87
First Prin Pay	Mar09	Nov07	Dec07	Mar08	Jul08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-3 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	71	72	71	71	71
WAL (yr)	9.43	6.45	4.93	4.26	4.18
MDUR (yr)	8.26	5.89	4.61	4.03	3.98
First Prin Pay	Mar09	Nov07	Dec07	Mar08	Jul08
Last Prin Pay	Nov24	Sep18	Jan15	Sep12	Jan11

Class MV-4 (To Call)

Margin 1.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	8.92	6.11	4.68	4.03	3.88
MDUR (yr)	7.75	5.55	4.35	3.80	3.67
First Prin Pay	Mar09	Nov07	Nov07	Feb08	May08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-4 (To Maturity)

Margin 1.10%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	112	112	112	112	111
WAL (yr)	9.39	6.42	4.90	4.18	3.99
MDUR (yr)	8.06	5.77	4.53	3.92	3.77
First Prin Pay	Mar09	Nov07	Nov07	Feb08	May08
Last Prin Pay	Jan24	Feb18	Aug14	Apr12	Oct10

Class MV-5 (To Call)

Margin	1.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	120	120	120	120	120
WAL (yr)	8.92	6.11	4.67	3.98	3.76
MDUR (yr)	7.71	5.52	4.33	3.74	3.55
First Prin Pay	Mar09	Nov07	Nov07	Jan08	Mar08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-5 (To Maturity)

Margin	1.20%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	122	122	122	122	121
WAL (yr)	9.34	6.38	4.86	4.11	3.85
MDUR (yr)	7.98	5.72	4.48	3.85	3.64
First Prin Pay	Mar09	Nov07	Nov07	Jan08	Mar08
Last Prin Pay	May23	Jul17	Mar14	Jan12	Jul10

Class MV-6 (To Call)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	8.92	6.11	4.67	3.94	3.67
MDUR (yr)	7.63	5.48	4.30	3.69	3.46
First Prin Pay	Mar09	Nov07	Nov07	Dec07	Jan08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-6 (To Maturity)

Margin	1.40%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	142	142	142	142	141
WAL (yr)	9.27	6.33	4.82	4.04	3.74
MDUR (yr)	7.85	5.64	4.42	3.77	3.52
First Prin Pay	Mar09	Nov07	Nov07	Dec07	Jan08
Last Prin Pay	May22	Nov16	Aug13	Aug11	Mar10

Class MV-7 (To Call)

Margin	1.80%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	8.92	6.11	4.66	3.92	3.60
MDUR (yr)	7.48	5.40	4.24	3.64	3.37
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Jan08
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-7 (To Maturity)

Margin	1.80%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	182	182	182	181	181
WAL (yr)	9.18	6.26	4.75	3.99	3.64
MDUR (yr)	7.63	5.50	4.32	3.69	3.40
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Jan08
Last Prin Pay	May21	Feb16	Feb13	Mar11	Nov09

Class MV-8 (To Call)

Margin	1.90%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	8.92	6.11	4.65	3.89	3.54
MDUR (yr)	7.44	5.38	4.22	3.60	3.31
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Dec07
Last Prin Pay	Nov18	Jul14	Jan12	Jun10	May09

Class MV-8 (To Maturity)

Margin	1.90%				
Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 100-00	191	191	190	190	190
WAL (yr)	9.04	6.16	4.68	3.90	3.55
MDUR (yr)	7.51	5.42	4.24	3.61	3.31
First Prin Pay	Mar09	Nov07	Oct07	Nov07	Dec07
Last Prin Pay	May20	May15	Jul12	Oct10	Jul09

Class BV (To Call)

Margin 3.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 97.57	335	347	360	370	377
WAL (yr)	8.81	6.00	4.56	3.81	3.44
MDUR (yr)	6.92	5.06	4.00	3.42	3.12
First Prin Pay	Mar09	Nov07	Oct07	Oct07	Nov07
Last Prin Pay	Nov18	Jun14	Nov11	Apr10	Feb09

Class BV (To Maturity)

Margin 3.00%

Percent of Pricing Prepayment Speed	50%	75%	100%	125%	150%
DM @ 97.57	335	347	360	370	377
WAL (yr)	8.81	6.00	4.56	3.81	3.44
MDUR (yr)	6.92	5.06	4.00	3.42	3.12
First Prin Pay	Mar09	Nov07	Oct07	Oct07	Nov07
Last Prin Pay	Jan19	Jun14	Nov11	Apr10	Feb09

Class AF-1A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	43,672,000	6.72086	9.00000
2	43,013,919	6.50398	9.00000
3	42,096,891	6.72069	9.00000
4	40,920,152	6.50381	9.00000
5	39,484,217	6.50372	9.00000
6	37,790,914	7.20046	9.00000
7	35,843,420	6.50355	9.00000
8	33,646,470	6.72025	9.00000
9	31,207,001	6.50337	9.00000
10	28,542,671	6.72006	9.00000
11	25,928,866	6.50305	9.00000
12	23,364,815	6.49850	9.00000
13	20,849,503	6.71486	9.00000
14	18,382,096	6.49815	9.00000
15	15,961,692	6.71466	9.00000
16	13,587,407	6.49796	9.00000
17	11,258,372	6.49786	9.00000
18	8,973,735	7.19394	9.00000
19	6,732,659	6.49765	9.00000
20	4,534,323	6.71414	9.00000
21	2,377,921	6.49745	9.00000
22	262,664	6.71392	9.00000

Class 2-AV Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	262,240,000	8.02480	8.25000	31	93,946,523	7.51425	9.20248
2	260,501,318	6.95694	8.25000	32	89,060,507	7.77308	9.20088
3	258,360,984	7.19702	8.25000	33	84,331,200	7.51429	9.20245
4	255,820,813	6.95701	8.25000	34	79,753,591	7.78313	9.19544
5	252,884,143	6.95686	8.25000	35	75,322,602	7.65803	9.06118
6	249,555,789	7.72886	8.25000	36	71,036,576	9.05545	9.05545
7	245,842,115	6.95655	8.25000	37	66,889,520	9.36576	10.04503
8	241,751,013	7.19661	8.25000	38	66,889,520	9.05569	10.05157
9	237,291,894	6.95624	8.25000	39	66,889,520	9.36600	10.04487
10	232,475,667	7.19665	8.25000	40	66,889,520	9.06323	10.04607
11	227,319,532	6.95628	8.25000	41	66,889,520	9.13683	9.90301
12	221,914,274	6.95619	8.25000				
13	216,610,402	7.19629	8.25000				
14	211,406,026	6.95600	8.25000				
15	206,299,293	7.19610	8.25000				
16	201,288,383	6.95616	8.25000				
17	196,371,523	6.95606	8.25000				
18	191,546,948	7.72803	8.25000				
19	186,812,936	6.95586	8.25000				
20	182,167,799	7.19595	8.25000				
21	177,609,881	6.95566	8.25000				
22	173,137,555	7.20639	8.24458				
23	168,748,658	7.29310	8.24476				
24	164,445,539	7.34371	8.24475				
25	160,088,067	7.59627	9.24488				
26	153,654,472	7.32570	9.24527				
27	137,995,480	7.57818	9.24511				
28	123,495,490	7.32749	9.24113				
29	110,144,789	7.46868	9.20445				
30	98,994,424	8.34611	9.19741				

Floating Rate Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	141,300,000	7.76005	8.25000	31	141,300,000	7.13202	9.22867
2	141,300,000	6.72643	8.25000	32	141,300,000	7.37811	9.22795
3	141,300,000	6.95891	8.25000	33	141,300,000	7.13237	9.22856
4	141,300,000	6.72642	8.25000	34	141,300,000	7.38241	9.22457
5	141,300,000	6.72635	8.25000	35	141,300,000	7.20844	9.16170
6	141,300,000	7.47403	8.24997	36	141,300,000	8.61341	9.10783
7	141,300,000	6.72647	8.24997	37	141,300,000	8.90912	10.10235
8	141,300,000	6.95895	8.24998	38	135,198,786	8.61376	10.10705
9	141,300,000	6.72633	8.24998	39	124,769,135	8.90940	10.10189
10	141,300,000	6.95893	8.24998	40	114,674,244	8.61708	10.10348
11	141,300,000	6.72630	8.24997	41	104,903,560	8.65458	10.03689
12	141,300,000	6.72635	8.24979	42	95,448,711	9.25000	9.25000
13	141,300,000	6.95884	8.24980	43	90,422,801	9.25000	9.36679
14	141,300,000	6.72623	8.24980	44	87,516,994	9.50000	9.50000
15	141,300,000	6.95871	8.24979	45	84,704,136	9.50000	9.61630
16	141,300,000	6.72623	8.24979	46	81,981,264	9.50000	9.50000
17	141,300,000	6.72617	8.24980	47	79,345,539	9.50000	9.55882
18	141,300,000	7.47367	8.24958				
19	141,300,000	6.72615	8.24962				
20	141,300,000	6.95862	8.24961				
21	141,300,000	6.72644	8.24962				
22	141,300,000	6.96800	8.24769				
23	141,300,000	6.88639	8.24775				
24	141,300,000	6.98951	8.24746				
25	141,300,000	7.23128	9.24748				
26	141,300,000	6.98200	9.24763				
27	141,300,000	7.22346	9.24755				
28	141,300,000	6.98399	9.24558				
29	141,300,000	7.05195	9.23070				
30	141,300,000	7.92204	9.22640				

Class AF-1A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.468	7.468
2	6.504	9.000
3	6.721	9.000
4	6.504	9.000
5	6.504	9.000
6	7.200	9.000
7	6.504	9.000
8	6.720	9.000
9	6.503	9.000
10	6.720	9.000
11	6.503	9.000
12	6.498	9.000
13	6.715	9.000
14	6.498	9.000
15	6.715	9.000
16	6.498	9.000
17	6.498	9.000
18	7.194	9.000
19	6.498	9.000
20	6.714	9.000
21	6.497	9.000
22	6.714	9.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.758%, 6-Month LIBOR stays at 2.070%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class 2-AV Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	8.275	8.275
2	7.207	8.500
3	7.447	8.500
4	7.207	8.500
5	7.207	8.500
6	7.979	8.500
7	7.207	8.500
8	7.447	8.500
9	7.206	8.500
10	7.447	8.500
11	7.206	8.500
12	7.206	8.500
13	7.446	8.500
14	7.206	8.500
15	7.446	8.500
16	7.206	8.500
17	7.206	8.500
18	7.978	8.500
19	7.206	8.500
20	7.446	8.500
21	7.206	8.500
22	7.447	8.500
23	7.421	8.500
24	7.464	8.500
25	7.713	9.500
26	7.452	9.500
27	7.701	9.500
28	7.452	9.500
29	7.454	9.500
30	8.263	9.500
31	7.464	9.500
32	7.712	9.500
33	7.463	9.500
34	7.719	9.500
35	7.536	9.500
36	8.702	9.504
37	8.992	10.500
38	8.702	10.500
39	8.992	10.500
40	8.703	10.500
41	8.705	10.500
42	9.326	11.582
43	8.725	10.835
44	9.016	11.196
45	8.725	10.835
46	9.016	11.207

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	8.725	10.943
48	8.725	12.032
49	9.016	12.433
50	8.725	12.032
51	9.016	12.433
52	8.725	12.038
53	8.725	12.075
54	9.660	14.556
55	8.726	13.147
56	9.017	13.586
57	8.726	13.147
58	9.017	13.590
59	8.726	13.162
60	8.726	13.742
61	9.017	14.200
62	8.726	13.742
63	9.017	14.200
64	8.726	13.742
65	8.726	13.742
66	9.661	15.215
67	8.727	13.742
68	9.017	14.200
69	8.727	13.742
70	9.018	14.200
71	8.727	13.742
72	8.727	13.742
73	9.018	14.201
74	8.727	13.742
75	9.018	14.201
76	8.727	13.743
77	8.727	13.743
78	9.662	15.215
79	8.727	13.743
80	9.018	14.201
81	8.728	13.743
82	9.019	14.201
83	8.728	13.743
84	8.728	13.743
85	9.019	14.201
86	8.728	13.743
87	9.019	14.201
88	8.728	13.743

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.758%, 6-Month LIBOR stays at 2.070%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Floating Rate Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	8.010	8.010
2	6.976	8.500
3	7.209	8.500
4	6.976	8.500
5	6.976	8.500
6	7.724	8.500
7	6.976	8.500
8	7.209	8.500
9	6.976	8.500
10	7.209	8.500
11	6.976	8.500
12	6.976	8.500
13	7.209	8.500
14	6.976	8.500
15	7.209	8.500
16	6.976	8.500
17	6.976	8.500
18	7.723	8.500
19	6.976	8.500
20	7.208	8.500
21	6.976	8.500
22	7.212	8.500
23	7.080	8.500
24	7.154	8.500
25	7.393	9.500
26	7.149	9.500
27	7.387	9.500
28	7.149	9.500
29	7.150	9.500
30	7.920	9.500
31	7.154	9.500
32	7.392	9.500
33	7.154	9.500
34	7.395	9.500
35	7.192	9.500
36	8.117	9.500
37	8.387	10.500
38	8.117	10.500
39	8.388	10.500
40	8.117	10.500
41	8.118	10.500
42	8.686	11.098
43	8.126	10.500
44	8.397	10.729
45	8.126	10.500
46	8.397	10.735

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
47	8.126	10.500
48	8.126	11.674
49	8.397	12.063
50	8.126	11.674
51	8.397	12.064
52	8.126	11.677
53	8.126	11.696
54	8.997	14.269
55	8.126	12.889
56	8.397	13.318
57	8.127	12.889
58	8.398	13.320
59	8.127	12.894
60	8.127	13.606
61	8.398	14.059
62	8.127	13.606
63	8.398	14.059
64	8.127	13.606
65	8.127	13.606
66	8.998	15.063
67	8.127	13.606
68	8.398	14.059
69	8.128	13.606
70	8.399	14.059
71	8.128	13.606
72	8.128	13.606
73	8.399	14.059
74	8.128	13.606
75	8.399	14.059
76	8.128	13.606
77	8.128	13.606
78	8.999	15.064
79	8.128	13.606
80	8.399	14.060
81	8.129	13.606
82	8.400	14.060
83	8.129	13.606
84	8.129	13.606
85	8.400	14.060
86	8.129	13.606
87	8.400	14.060
88	8.129	13.606

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.758%, 6-Month LIBOR stays at 2.070%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	4,011	
Total Outstanding Balance	$605,122,294	
Average Loan Balance	$150,866	$20,000 to $950,000
WA Mortgage Rate	7.593%	4.975% to 13.750%
Net WAC	7.084%	4.466% to 13.241%
ARM Characteristics		
WA Gross Margin	6.828%	1.000% to 13.250%
WA Months to First Roll	33	3 to 36
WA First Periodic Cap	1.761%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.425%	1.000% to 3.000%
WA Lifetime Cap	14.567%	10.625% to 20.750%
WA Lifetime Floor	7.696%	2.750% to 13.750%
WA Original Term (months)	357	120 to 360
WA Remaining Term (months)	355	119 to 360
WA LTV	75.10%	7.48% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	600	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	78.04%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	28.46%	SFR	76.01%	FULL	58.54%	RCO	48.50%	OO	98.69%	A	71.26%	0	21.96%
FL	9.31%	PUD	15.95%	STATED	41.46%	PUR	44.74%	INV	1.00%	A-	4.56%	6	0.04%
TX	6.78%	CND	5.36%			RNC	6.76%	2H	0.30%	B	10.16%	12	5.01%
NV	3.68%	2 FAM	1.84%							C	10.32%	24	7.22%
MI	3.64%	CNDP	0.34%							C-	2.55%	36	50.12%
										D	1.15%	60	15.66%

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$150,373	2	0.02	$75,187	6.574	358.20	676	64.1
2/28 LIB6M	$46,150,159	319	7.63	$144,671	7.941	358.49	598	78.9
2/28 LIB6M - IO	$11,702,840	63	1.93	$185,759	7.189	358.42	604	79.8
3/27 LIB6M	$329,788,649	2,353	54.50	$140,157	7.823	358.88	593	75.1
3/27 LIB6M - IO	$65,808,496	332	10.88	$198,218	7.107	358.98	608	78.8
10Yr Fixed	$111,410	2	0.02	$55,705	8.678	119.00	593	71.1
15Yr Fixed	$10,773,646	98	1.78	$109,935	7.742	176.88	591	69.8
15Yr Fixed - CC	$60,512	1	0.01	$60,512	10.250	178.00	522	76.0
20Yr Fixed	$294,336	3	0.05	$98,112	8.699	238.06	617	79.6
30Yr Fixed	$130,252,173	789	21.52	$165,085	7.189	358.87	613	72.0
30Yr Fixed - CC	$1,917,956	12	0.32	$159,830	8.363	359.00	558	69.2
30Yr Fixed - IO	$7,814,210	34	1.29	$229,830	6.784	358.40	647	74.6
30/15 Fixed Balloon	$297,533	3	0.05	$99,178	8.576	177.07	651	83.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$453,600,517	3,069	74.96	$147,801	7.714	358.84	596	76.1
Fixed 120	$111,410	2	0.02	$55,705	8.678	119.00	593	71.1
Fixed 180	$11,131,691	102	1.84	$109,134	7.778	178.83	592	70.2
Fixed 240	$294,336	3	0.05	$98,112	8.699	238.06	617	79.6
Fixed 360	$139,984,340	835	23.13	$167,646	7.182	358.84	614	72.1
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$66,441	3	0.01	$22,147	11.242	238.65	539	57.1
$25,000.01 - $50,000.00	$4,579,966	102	0.76	$44,902	9.282	340.77	577	69.4
$50,000.01 - $75,000.00	$43,168,751	684	7.13	$63,112	8.635	350.69	597	78.4
$75,000.01 - $100,000.00	$52,789,504	601	8.72	$87,836	8.034	353.82	597	76.9
$100,000.01 - $150,000.00	$136,016,829	1,103	22.48	$123,315	7.749	354.56	601	76.0
$150,000.01 - $200,000.00	$107,527,134	622	17.77	$172,873	7.504	355.34	600	74.3
$200,000.01 - $250,000.00	$85,789,434	384	14.18	$223,410	7.343	357.84	600	74.4
$250,000.01 - $300,000.00	$59,403,839	217	9.82	$273,750	7.439	357.92	600	75.6
$300,000.01 - $350,000.00	$37,385,873	115	6.18	$325,095	7.181	354.15	605	72.5
$350,000.01 - $400,000.00	$30,900,579	82	5.11	$376,836	6.961	358.87	604	73.7
$400,000.01 - $450,000.00	$14,917,514	35	2.47	$426,215	7.151	359.12	607	77.5
$450,000.01 - $500,000.00	$20,233,850	42	3.34	$481,758	7.148	354.50	582	71.2

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$500,000.01 - $550,000.00	$6,297,818	12	1.04	$524,818	7.157	359.08	612	76.8
$550,000.01 - $600,000.00	$1,726,882	3	0.29	$575,627	6.386	359.02	602	70.9
$600,000.01 - $650,000.00	$1,938,973	3	0.32	$646,324	7.369	359.01	590	59.3
$650,000.01 - $700,000.00	$679,437	1	0.11	$679,437	6.950	359.00	599	80.0
$700,000.01 - $750,000.00	$749,471	1	0.12	$749,471	7.750	359.00	658	67.6
> $900,000.00	$950,000	1	0.16	$950,000	6.375	358.00	621	69.1
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$4,420,512	47	0.73	$94,053	8.092	346.23	600	76.4
Arizona	$18,416,548	135	3.04	$136,419	7.303	354.08	612	79.3
Arkansas	$524,262	7	0.09	$74,895	9.312	359.43	574	83.2
California	$172,228,729	760	28.46	$226,617	7.092	355.59	596	69.5
Colorado	$10,888,736	69	1.80	$157,808	6.925	358.84	613	77.8
Connecticut	$8,596,785	49	1.42	$175,445	7.755	358.98	586	68.3
Delaware	$1,536,061	11	0.25	$139,642	7.917	358.67	572	73.8
District of Columbia	$571,011	3	0.09	$190,337	6.998	358.30	551	43.7
Florida	$56,345,878	413	9.31	$136,431	7.782	355.42	600	76.5
Georgia	$14,556,449	113	2.41	$128,818	8.224	354.69	595	78.7
Hawaii	$6,219,891	25	1.03	$248,796	6.813	358.89	631	75.6
Idaho	$3,283,231	30	0.54	$109,441	7.474	358.85	624	76.3
Illinois	$19,722,038	147	3.26	$134,164	8.169	357.63	615	80.4
Indiana	$9,499,083	102	1.57	$93,128	8.159	353.21	598	81.6
Iowa	$1,548,884	18	0.26	$86,049	8.582	343.22	585	80.2
Kansas	$1,420,926	15	0.23	$94,728	9.108	345.74	598	83.9
Kentucky	$4,798,667	43	0.79	$111,597	8.043	351.84	593	81.4
Louisiana	$6,394,964	57	1.06	$112,192	8.208	355.56	590	76.4
Maine	$714,075	7	0.12	$102,011	9.365	348.88	579	87.2
Maryland	$15,791,472	86	2.61	$183,622	8.173	356.14	574	75.9
Massachusetts	$16,195,584	78	2.68	$207,636	7.495	355.72	601	74.3
Michigan	$22,046,078	197	3.64	$111,909	8.219	357.94	588	80.3
Minnesota	$6,798,635	41	1.12	$165,820	7.993	358.98	595	77.8
Mississippi	$3,448,433	33	0.57	$104,498	8.262	356.95	579	77.3
Missouri	$9,494,280	101	1.57	$94,003	8.222	356.04	604	80.1
Montana	$114,544	2	0.02	$57,272	7.998	359.00	598	84.6
Nebraska	$1,061,448	10	0.18	$106,145	7.587	344.68	599	84.6
Nevada	$22,271,398	113	3.68	$197,092	7.369	356.66	597	74.7
New Hampshire	$4,737,304	27	0.78	$175,456	7.276	353.39	600	76.0
New Jersey	$12,286,201	70	2.03	$175,517	8.332	356.96	582	70.4
New Mexico	$1,237,564	8	0.20	$154,696	7.960	359.01	615	79.8

Aggregate

ARM and Fixed $605,122,294

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
New York	$13,786,875	78	2.28	$176,755	7.907	358.12	580	71.4
North Carolina	$6,352,946	48	1.05	$132,353	8.465	346.25	573	76.1
North Dakota	$166,426	2	0.03	$83,213	8.152	358.39	572	79.3
Ohio	$9,383,138	95	1.55	$98,770	7.897	357.66	601	79.6
Oklahoma	$4,526,151	44	0.75	$102,867	7.908	351.35	613	80.7
Oregon	$6,825,973	44	1.13	$155,136	7.118	358.70	620	79.6
Pennsylvania	$10,665,266	94	1.76	$113,460	7.880	347.15	592	76.7
Rhode Island	$2,111,058	14	0.35	$150,790	7.472	359.09	595	64.5
South Carolina	$2,405,076	19	0.40	$126,583	8.690	353.83	576	75.2
South Dakota	$712,695	8	0.12	$89,087	8.246	358.14	611	73.7
Tennessee	$8,951,905	83	1.48	$107,854	7.685	351.11	618	82.6
Texas	$41,025,400	392	6.78	$104,657	7.627	352.27	626	80.3
Utah	$4,072,647	33	0.67	$123,414	6.998	358.77	643	80.9
Vermont	$491,130	3	0.08	$163,710	7.738	357.73	606	81.1
Virginia	$14,352,570	94	2.37	$152,687	7.851	357.35	592	74.7
Washington	$16,674,213	97	2.76	$171,899	7.025	358.54	620	77.1
West Virginia	$240,274	3	0.04	$80,091	10.023	359.00	550	69.3
Wisconsin	$4,643,303	38	0.77	$122,192	8.554	358.67	594	80.3
Wyoming	$565,573	5	0.09	$113,115	8.116	304.37	586	76.3
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$20,580,189	160	3.40	$128,626	7.558	355.39	567	42.1
50.01 - 55.00	$21,143,183	123	3.49	$171,896	7.244	357.46	569	53.0
55.01 - 60.00	$34,608,603	201	5.72	$172,182	7.151	356.53	569	57.9
60.01 - 65.00	$53,079,727	283	8.77	$187,561	7.259	347.19	577	63.2
65.01 - 70.00	$53,275,309	314	8.80	$169,667	7.581	354.78	573	68.7
70.01 - 75.00	$57,846,470	367	9.56	$157,620	7.870	353.29	563	73.9
75.01 - 80.00	$266,418,935	1,842	44.03	$144,636	7.335	356.83	630	79.8
80.01 - 85.00	$27,986,629	208	4.62	$134,551	8.556	356.95	569	84.4
85.01 - 90.00	$39,037,071	264	6.45	$147,868	8.133	356.74	602	89.6
90.01 - 95.00	$11,676,020	79	1.93	$147,798	9.013	354.42	594	94.8
95.01 - 100.00	$19,470,159	170	3.22	$114,530	9.121	358.61	603	99.9
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$336,108	2	0.06	$168,054	4.987	358.50	729	78.6
5.001 - 5.500	$2,317,021	11	0.38	$210,638	5.457	358.93	621	73.4
5.501 - 6.000	$21,650,701	102	3.58	$212,262	5.895	358.78	641	70.8
6.001 - 6.500	$82,514,067	407	13.64	$202,737	6.356	356.70	632	72.1
6.501 - 7.000	$130,724,635	738	21.60	$177,134	6.829	355.62	612	72.1
7.001 - 7.500	$95,987,452	616	15.86	$155,824	7.326	355.14	605	74.9
7.501 - 8.000	$99,256,696	667	16.40	$148,811	7.801	353.68	597	75.2
8.001 - 8.500	$61,562,066	453	10.17	$135,899	8.320	356.10	580	78.2
8.501 - 9.000	$46,916,798	381	7.75	$123,141	8.792	355.29	568	78.1
9.001 - 9.500	$24,691,927	221	4.08	$111,728	9.311	354.95	560	81.4
9.501 - 10.000	$20,956,676	194	3.46	$108,024	9.786	355.53	558	81.1
10.001 - 10.500	$7,625,191	76	1.26	$100,331	10.321	352.72	562	83.8
10.501 - 11.000	$5,379,336	64	0.89	$84,052	10.827	354.87	549	81.5
11.001 - 11.500	$2,324,115	33	0.38	$70,428	11.348	350.04	545	78.5
11.501 - 12.000	$1,757,953	27	0.29	$65,109	11.801	352.96	555	82.7
12.001 - 12.500	$459,326	9	0.08	$51,036	12.384	359.59	526	73.8
12.501 - 13.000	$557,251	8	0.09	$69,656	12.807	358.92	535	79.4
13.001 - 13.500	$56,975	1	0.01	$56,975	13.250	358.00	572	100.0
13.501 - 14.000	$48,000	1	0.01	$48,000	13.750	360.00	601	100.0
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$459,943,743	3,148	76.01	$146,107	7.633	354.78	597	74.7
PUD	$96,498,186	540	15.95	$178,700	7.380	357.70	608	76.9
CND	$32,458,505	233	5.36	$139,307	7.646	356.96	612	76.6
2 FAM	$11,148,711	65	1.84	$171,519	7.713	358.85	610	70.7
CNDP	$2,027,935	11	0.34	$184,358	7.703	358.77	634	80.4
3 FAM	$1,729,807	8	0.29	$216,226	6.939	343.36	607	63.0
4 FAM	$1,170,316	4	0.19	$292,579	7.130	358.43	624	72.9
MNF	$145,092	2	0.02	$72,546	10.754	359.00	610	73.8
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$293,474,696	1,847	48.50	$158,893	7.669	353.42	573	69.0
PUR	$270,760,256	1,879	44.74	$144,098	7.511	358.43	630	81.3
RNC	$40,887,343	285	6.76	$143,464	7.588	350.01	595	77.6

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$597,222,936	3,937	98.69	$151,695	7.587	355.48	600	75.2
INV	$6,077,900	56	1.00	$108,534	7.934	354.30	638	69.7
2H	$1,821,459	18	0.30	$101,192	8.345	341.39	592	64.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$111,410	2	0.02	$55,705	8.678	119.00	593	71.1
121 - 180	$11,131,691	102	1.84	$109,134	7.778	178.83	592	70.2
181 - 300	$294,336	3	0.05	$98,112	8.699	238.06	617	79.6
301 - 360	$593,584,857	3,904	98.09	$152,045	7.589	358.84	600	75.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$354,263,157	2,456	58.54	$144,244	7.640	355.36	585	75.8
STATED INCOME	$250,859,137	1,555	41.46	$161,324	7.527	355.53	621	74.2
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$110,086	1	0.02	$110,086	7.500	358.00		70.0
801 - 820	$440,582	1	0.07	$440,582	6.250	359.00	801	90.0
781 - 800	$1,443,415	8	0.24	$180,427	6.377	357.83	786	82.6
761 - 780	$3,018,332	21	0.50	$143,730	6.957	354.33	768	79.2
741 - 760	$5,758,514	42	0.95	$137,107	6.896	355.67	750	79.0
721 - 740	$10,060,186	60	1.66	$167,670	6.943	356.33	730	80.0
701 - 720	$13,399,757	89	2.21	$150,559	6.830	358.89	709	78.5

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
681 - 700	$23,027,587	142	3.81	$162,166	7.108	354.49	689	77.8
661 - 680	$38,710,961	258	6.40	$150,042	7.048	357.76	669	77.3
641 - 660	$58,183,781	392	9.62	$148,428	7.289	355.17	650	78.2
621 - 640	$70,781,821	448	11.70	$157,995	7.172	355.34	630	77.8
601 - 620	$74,015,726	495	12.23	$149,527	7.394	355.72	610	78.3
581 - 600	$67,982,632	477	11.23	$142,521	7.626	355.16	591	77.6
561 - 580	$53,361,530	337	8.82	$158,343	7.660	354.77	571	70.8
541 - 560	$66,049,314	430	10.92	$153,603	8.085	354.37	550	71.2
521 - 540	$61,039,653	409	10.09	$149,241	8.169	355.46	530	69.8
501 - 520	$53,421,578	371	8.83	$143,993	8.346	355.04	511	70.6
<= 500	$4,316,839	30	0.71	$143,895	8.954	358.70	493	70.5
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$431,200,476	2,891	71.26	$149,153	7.459	355.78	617	77.2
A-	$27,621,779	166	4.56	$166,396	7.659	347.88	564	69.8
B	$61,495,738	376	10.16	$163,552	7.826	354.53	562	70.7
C	$62,419,498	425	10.32	$146,869	8.090	356.17	552	69.1
C-	$15,405,960	105	2.55	$146,723	7.966	358.74	570	71.1
D	$6,978,843	48	1.15	$145,393	8.265	357.92	550	67.5
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$132,863,644	898	21.96	$147,955	8.201	354.96	593	75.7
6	$229,312	1	0.04	$229,312	7.000	359.00	644	90.0
12	$30,325,649	143	5.01	$212,067	7.508	355.93	601	75.9
24	$43,662,472	282	7.22	$154,831	7.562	358.36	596	77.6
36	$303,266,583	2,112	50.12	$143,592	7.499	357.15	601	75.4
60	$94,774,634	575	15.66	$164,825	7.083	349.06	610	71.8
	$605,122,294	**4,011**	**100.00**	**$150,866**	**7.593**	**355.43**	**600**	**75.1**

Range of Months to Roll (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Months to Roll (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$150,373	2	0.03	$75,187	6.574	358.20	676	64.1
13 - 18	18	$91,165	1	0.02	$91,165	7.250	354.00	656	80.0
19 - 24	22	$57,761,835	381	12.73	$151,606	7.790	358.48	599	79.1
32 - 37	35	$395,597,145	2,685	87.21	$147,336	7.704	358.90	595	75.7
		$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Range of Margin (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$108,800	1	0.02	$108,800	9.250	360.00	513	85.0
3.001 - 4.000	$724,756	3	0.16	$241,585	6.571	358.23	617	68.9
4.001 - 5.000	$14,635,896	77	3.23	$190,077	6.279	358.96	622	70.7
5.001 - 6.000	$120,890,275	727	26.65	$166,286	6.969	358.97	613	73.7
6.001 - 7.000	$145,039,762	974	31.98	$148,911	7.526	358.84	601	75.4
7.001 - 8.000	$107,549,377	763	23.71	$140,956	8.216	358.79	585	77.9
8.001 - 9.000	$44,930,762	350	9.91	$128,374	8.731	358.73	565	80.3
9.001 - 10.000	$15,889,262	136	3.50	$116,833	9.533	358.62	557	81.8
10.001 - 11.000	$3,181,246	29	0.70	$109,698	10.272	358.82	553	83.4
11.001 - 12.000	$593,407	8	0.13	$74,176	11.220	358.68	551	73.7
> 13.000	$56,975	1	0.01	$56,975	13.250	358.00	572	100.0
6.828	**$453,600,517**	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Range of Maximum Rates (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$342,402	2	0.08	$171,201	5.742	359.00	711	80.0
11.001 - 11.500	$341,715	2	0.08	$170,857	5.801	358.56	618	72.3
11.501 - 12.000	$2,570,193	14	0.57	$183,585	5.908	358.26	661	75.8
12.001 - 12.500	$6,976,789	41	1.54	$170,166	6.093	358.25	644	77.0
12.501 - 13.000	$23,639,217	130	5.21	$181,840	6.316	358.63	629	73.1
13.001 - 13.500	$57,826,131	310	12.75	$186,536	6.574	358.84	624	73.6
13.501 - 14.000	$87,942,781	520	19.39	$169,121	6.971	358.82	606	73.1
14.001 - 14.500	$66,463,619	428	14.65	$155,289	7.425	358.92	597	75.4
14.501 - 15.000	$72,052,358	497	15.88	$144,975	7.881	358.91	596	76.1
15.001 - 15.500	$48,075,311	354	10.60	$135,806	8.404	358.85	581	79.5
15.501 - 16.000	$38,358,676	290	8.46	$132,271	8.891	358.87	563	78.5
16.001 - 16.500	$18,824,974	165	4.15	$114,091	9.360	358.83	557	81.7
16.501 - 17.000	$15,356,319	143	3.39	$107,387	9.813	358.89	560	82.0
17.001 - 17.500	$5,791,356	55	1.28	$105,297	10.349	358.97	554	83.4

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Maximum Rates (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
17.501 - 18.000	$4,530,563	53	1.00	$85,482	10.730	358.99	546	81.9
18.001 - 18.500	$1,972,387	27	0.43	$73,051	11.343	359.06	546	79.6
18.501 - 19.000	$1,589,794	23	0.35	$69,121	11.807	358.96	553	82.2
19.001 - 19.500	$283,708	5	0.06	$56,742	12.415	359.77	534	70.6
> 19.500	$662,227	10	0.15	$66,223	12.914	358.92	543	82.7
14.567	**$453,600,517**	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Initial Periodic Rate Cap (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$4,012,647	33	0.88	$121,595	7.993	358.60	593	77.8
1.500	$365,990,562	2,466	80.69	$148,415	7.706	358.99	594	75.6
2.000	$5,162,422	41	1.14	$125,913	7.891	358.18	616	82.6
2.950	$68,939	1	0.02	$68,939	8.550	358.00	587	58.0
3.000	$78,277,448	527	17.26	$148,534	7.724	358.23	601	78.3
6.000	$88,500	1	0.02	$88,500	8.320	358.00	604	100.0
	$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Subsequent Periodic Rate Cap (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$71,186,705	497	15.69	$143,233	7.707	358.27	603	78.9
1.500	$381,423,868	2,567	84.09	$148,587	7.716	358.95	595	75.6
3.000	$989,944	5	0.22	$197,989	7.542	358.00	587	71.3
	$453,600,517	**3,069**	**100.00**	**$147,801**	**7.714**	**358.84**	**596**	**76.1**

Range of Lifetime Rate Floor (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$64,542	1	0.01	$64,542	6.033	356.00	701	80.0
4.001 - 5.000	$446,520	2	0.10	$223,260	7.900	357.75	648	73.7
5.001 - 6.000	$18,547,363	97	4.09	$191,210	5.858	358.80	637	72.1
6.001 - 7.000	$136,514,918	773	30.10	$176,604	6.668	358.85	617	72.9
7.001 - 8.000	$152,589,356	985	33.64	$154,913	7.590	358.85	600	75.6
8.001 - 9.000	$90,543,061	675	19.96	$134,138	8.542	358.84	572	79.0
9.001 - 10.000	$39,335,928	353	8.67	$111,433	9.535	358.80	558	82.1
> 10.000	$15,558,830	183	3.43	$85,021	10.912	359.02	552	82.4

Aggregate

ARM and Fixed $605,122,294

Detailed Report

Range of Lifetime Rate Floor (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$453,600,517	3,069	100.00	$147,801	7.714	358.84	596	76.1

Next Interest Adjustment Date (Excludes 942 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/04	$59,804	1	0.01	$59,804	5.550	357.00	645	40.1
02/05	$90,569	1	0.02	$90,569	7.250	359.00	697	80.0
03/06	$91,165	1	0.02	$91,165	7.250	354.00	656	80.0
04/06	$326,020	3	0.07	$108,673	7.522	355.00	581	85.9
05/06	$429,887	5	0.09	$85,977	8.301	356.00	612	91.4
06/06	$6,786,295	45	1.50	$150,807	7.208	357.04	608	78.6
07/06	$22,219,613	137	4.90	$162,187	7.838	358.08	598	78.8
08/06	$21,906,805	153	4.83	$143,182	7.969	359.01	594	79.1
09/06	$6,093,215	38	1.34	$160,348	7.597	360.00	611	79.2
05/07	$513,114	6	0.11	$85,519	7.978	356.00	587	73.2
06/07	$9,581,611	69	2.11	$138,864	7.667	357.05	603	78.0
07/07	$97,290,373	664	21.45	$146,522	7.750	358.00	599	76.5
08/07	$211,432,858	1,416	46.61	$149,317	7.708	359.00	592	75.3
09/07	$76,779,189	530	16.93	$144,866	7.635	360.00	598	75.4
	$453,600,517	3,069	100.00	$147,801	7.714	358.84	596	76.1

Group 1
Fixed $151,521,777
Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	942	
Total Outstanding Balance	$151,521,777	
Average Loan Balance	$160,851	$20,000 to $749,471
WA Mortgage Rate	7.230%	4.975% to 12.500%
Net WAC	6.721%	4.466% to 11.991%
WA Original Term (months)	346	120 to 360
WA Remaining Term (months)	345	119 to 360
WA LTV	71.99%	7.50% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	613	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	90.24%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	41.43%	SFR	79.90%	FULL	60.82%	RCO	64.13%	OO	98.01%	A	74.40%	0	9.76%
FL	9.66%	PUD	13.49%	STATED	39.18%	PUR	25.27%	INV	1.56%	A-	5.44%	12	2.92%
TX	9.09%	CND	3.90%			RNC	10.59%	2H	0.43%	B	10.73%	24	1.51%
WA	3.73%	2 FAM	1.72%							C	7.13%	36	23.80%
NV	3.42%	3 FAM	0.73%							C-	1.91%	60	62.00%
										D	0.39%		

Group 1
Fixed $151,521,777
Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10Yr Fixed	$111,410	2	0.07	$55,705	8.678	119.00	593	71.1
15Yr Fixed	$10,773,646	98	7.11	$109,935	7.742	178.88	591	69.8
15Yr Fixed - CC	$60,512	1	0.04	$60,512	10.250	178.00	522	76.0
20Yr Fixed	$294,336	3	0.19	$98,112	8.699	238.06	617	79.6
30Yr Fixed	$130,252,173	789	85.96	$165,085	7.189	358.87	613	72.0
30Yr Fixed - CC	$1,917,956	12	1.27	$159,830	8.363	359.00	558	69.2
30Yr Fixed - IO	$7,814,210	34	5.16	$229,830	6.784	358.40	647	74.6
30/15 Fixed Balloon	$297,533	3	0.20	$99,178	8.576	177.07	651	83.2
	$151,521,777	942	100.00	$160,851	7.230	345.21	613	72.0

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Fixed 120	$111,410	2	0.07	$55,705	8.678	119.00	593	71.1
Fixed 180	$11,131,691	102	7.35	$109,134	7.778	178.83	592	70.2
Fixed 240	$294,336	3	0.19	$98,112	8.699	238.06	617	79.6
Fixed 360	$139,984,340	835	92.39	$167,646	7.182	358.84	614	72.1
	$151,521,777	942	100.00	$160,851	7.230	345.21	613	72.0

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$44,398	2	0.03	$22,199	11.300	178.90	549	48.2
$25,000.01 - $50,000.00	$1,307,019	31	0.86	$42,162	9.604	295.91	573	62.6
$50,000.01 - $75,000.00	$8,666,872	138	5.72	$62,803	8.428	318.03	606	75.0
$75,000.01 - $100,000.00	$11,633,057	132	7.68	$88,129	7.780	336.05	608	74.0
$100,000.01 - $150,000.00	$30,685,344	244	20.25	$125,760	7.547	339.88	609	73.1
$150,000.01 - $200,000.00	$24,566,231	142	16.21	$173,002	7.172	343.60	601	69.6
$200,000.01 - $250,000.00	$22,638,021	101	14.94	$224,139	6.917	355.08	616	71.0
$250,000.01 - $300,000.00	$16,678,630	61	11.01	$273,420	6.901	355.69	617	73.6
$300,000.01 - $350,000.00	$11,704,033	36	7.72	$325,112	6.828	344.00	623	71.7
$350,000.01 - $400,000.00	$10,875,653	29	7.18	$375,023	6.616	358.90	618	70.1
$400,000.01 - $450,000.00	$3,339,044	8	2.20	$417,381	6.856	358.87	653	75.7
$450,000.01 - $500,000.00	$5,843,116	12	3.86	$486,926	6.985	343.48	615	71.7
$500,000.01 - $550,000.00	$1,552,568	3	1.02	$517,523	6.416	359.00	657	68.6
$550,000.01 - $600,000.00	$558,882	1	0.37	$558,882	6.000	358.00	647	75.7
$650,000.01 - $700,000.00	$679,437	1	0.45	$679,437	6.950	359.00	599	80.0
$700,000.01 - $750,000.00	$749,471	1	0.49	$749,471	7.750	359.00	658	67.6
	$151,521,777	942	100.00	$160,851	7.230	345.21	613	72.0

Group 1
Fixed $151,521,777
Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$984,256	12	0.65	$82,021	8.257	302.69	606	70.2
Arizona	$4,593,193	28	3.03	$164,043	7.214	340.12	622	75.5
California	$62,777,743	269	41.43	$233,375	6.845	349.82	613	67.6
Colorado	$1,952,371	11	1.29	$177,488	6.567	358.48	656	78.9
Connecticut	$1,319,000	7	0.87	$188,429	7.510	359.35	610	73.9
Delaware	$184,100	2	0.12	$92,050	7.992	360.00	609	84.4
Florida	$14,630,042	107	9.66	$136,729	7.661	345.48	601	73.6
Georgia	$1,235,129	14	0.82	$88,223	8.222	310.48	598	72.8
Hawaii	$3,968,494	16	2.62	$248,031	6.885	358.88	633	75.9
Idaho	$1,045,206	10	0.69	$104,521	7.665	358.26	639	77.1
Illinois	$1,532,985	10	1.01	$153,299	7.518	342.79	643	76.0
Indiana	$870,071	10	0.57	$87,007	8.099	297.94	600	79.2
Iowa	$136,581	1	0.09	$136,581	8.625	179.00	630	65.0
Kansas	$132,889	2	0.09	$66,445	8.706	217.30	632	80.0
Kentucky	$1,646,180	13	1.09	$126,629	8.075	338.73	608	82.5
Louisiana	$1,261,707	14	0.83	$90,122	7.848	341.39	587	76.9
Maine	$220,076	3	0.15	$73,359	8.524	325.88	623	76.9
Maryland	$901,004	8	0.59	$112,625	8.226	313.96	564	62.9
Massachusetts	$2,027,992	9	1.34	$225,332	6.881	333.52	600	64.0
Michigan	$1,039,916	9	0.69	$115,546	8.788	337.47	586	79.5
Minnesota	$242,815	1	0.16	$242,815	7.375	359.00	748	75.0
Mississippi	$749,690	9	0.49	$83,299	7.666	349.25	607	78.9
Missouri	$1,625,255	18	1.07	$90,292	7.502	342.95	607	75.2
Montana	$61,443	1	0.04	$61,443	6.375	359.00	669	84.2
Nebraska	$84,515	1	0.06	$84,515	6.250	179.00	616	80.0
Nevada	$5,187,689	28	3.42	$185,275	7.024	349.90	592	69.5
New Hampshire	$1,335,179	7	0.88	$190,740	6.937	339.24	574	69.0
New Jersey	$1,045,341	7	0.69	$149,334	8.489	337.08	592	77.7
New Mexico	$173,874	1	0.11	$173,874	7.625	359.00	532	79.1
New York	$2,990,851	15	1.97	$199,390	7.475	355.61	603	71.6
North Carolina	$1,259,175	10	0.83	$125,918	8.602	295.66	558	76.8
North Dakota	$64,956	1	0.04	$64,956	8.000	359.00	642	78.3
Ohio	$1,807,114	18	1.19	$100,395	7.548	352.82	617	76.4
Oklahoma	$1,054,216	10	0.70	$105,422	7.779	326.91	646	79.8
Oregon	$2,446,031	14	1.61	$174,716	6.918	358.69	657	80.6
Pennsylvania	$2,461,034	19	1.62	$129,528	7.833	308.66	586	75.3
Rhode Island	$166,270	1	0.11	$166,270	7.250	359.00	724	80.0
South Carolina	$546,704	6	0.36	$91,117	9.088	337.10	591	66.0
South Dakota	$50,925	1	0.03	$50,925	8.625	358.00	591	75.0
Tennessee	$2,852,903	25	1.88	$114,116	7.784	334.40	609	79.4
Texas	$13,770,651	131	9.09	$105,119	7.662	339.33	620	78.3
Utah	$854,578	8	0.56	$106,822	7.183	358.96	665	79.4
Virginia	$2,192,711	19	1.45	$115,406	7.505	349.43	609	70.6
Washington	$5,658,870	33	3.73	$171,481	6.752	358.38	631	75.3
Wisconsin	$208,607	2	0.14	$104,304	7.942	359.00	643	80.0

Group 1
Fixed $151,521,777
Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Wyoming	$171,445	1	0.11	$171,445	6.750	179.00	556	53.9
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$4,818,616	42	3.18	$114,729	7.387	343.63	598	42.4
50.01 - 55.00	$6,979,796	36	4.61	$193,883	7.068	354.45	588	52.8
55.01 - 60.00	$11,554,998	67	7.63	$172,463	6.880	351.73	587	57.8
60.01 - 65.00	$19,491,353	105	12.86	$185,632	6.998	327.18	595	63.0
65.01 - 70.00	$20,060,842	110	13.24	$182,371	7.255	348.10	588	68.4
70.01 - 75.00	$16,753,067	108	11.06	$155,121	7.392	339.53	591	73.4
75.01 - 80.00	$57,869,184	378	38.19	$153,093	7.182	349.63	637	79.5
80.01 - 85.00	$4,757,062	34	3.14	$139,914	7.767	347.50	617	84.0
85.01 - 90.00	$7,716,459	50	5.09	$154,329	7.627	347.77	646	89.4
90.01 - 95.00	$917,034	7	0.61	$131,005	9.145	302.86	642	94.9
95.01 - 100.00	$603,367	5	0.40	$120,673	9.081	358.67	672	100.0
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$169,589	1	0.11	$169,589	4.975	358.00	754	77.3
5.001 - 5.500	$72,460	1	0.05	$72,460	5.500	357.00	758	80.0
5.501 - 6.000	$6,349,935	22	4.19	$288,633	5.957	358.72	644	68.7
6.001 - 6.500	$32,814,825	141	21.66	$232,729	6.360	353.40	640	70.7
6.501 - 7.000	$44,267,940	230	29.22	$192,469	6.829	349.36	614	70.6
7.001 - 7.500	$23,311,507	161	15.38	$144,792	7.337	343.53	608	73.5
7.501 - 8.000	$20,405,085	142	13.47	$143,698	7.791	333.77	599	73.2
8.001 - 8.500	$10,263,680	84	6.77	$122,187	8.308	342.51	584	73.3
8.501 - 9.000	$6,378,934	70	4.21	$91,128	8.775	332.69	593	73.4
9.001 - 9.500	$3,038,336	32	2.01	$94,948	9.321	327.97	562	76.0
9.501 - 10.000	$2,195,009	24	1.45	$91,459	9.764	327.55	565	77.8
10.001 - 10.500	$1,091,661	12	0.72	$90,972	10.378	315.26	588	84.0
10.501 - 11.000	$661,950	10	0.44	$66,195	10.786	325.10	549	73.0
11.001 - 11.500	$157,090	4	0.10	$39,272	11.397	225.74	560	67.3
11.501 - 12.000	$168,159	4	0.11	$42,040	11.745	296.21	572	87.5
12.001 - 12.500	$175,617	4	0.12	$43,904	12.335	359.30	513	79.0
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$121,072,298	761	79.90	$159,096	7.243	343.38	610	71.7
PUD	$20,440,257	115	13.49	$177,741	7.055	353.71	626	74.3
CND	$5,916,746	45	3.90	$131,483	7.591	348.21	619	73.3
2 FAM	$2,600,691	14	1.72	$185,764	7.352	358.75	642	68.5
3 FAM	$1,102,938	4	0.73	$275,735	6.577	334.67	619	65.7
CNDP	$308,966	2	0.20	$154,483	7.935	359.75	673	69.5
4 FAM	$79,881	1	0.05	$79,881	7.500	358.00	678	43.2
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$97,176,728	586	64.13	$165,831	7.215	342.37	596	68.2
PUR	$38,291,459	256	25.27	$149,576	7.262	356.02	650	78.9
RNC	$16,053,590	100	10.59	$160,536	7.243	336.58	623	78.2
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$148,504,673	913	98.01	$162,656	7.219	345.33	612	72.1
INV	$2,361,728	21	1.56	$112,463	7.538	347.12	658	70.5
2H	$655,375	8	0.43	$81,922	8.674	311.37	584	56.4
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$111,410	2	0.07	$55,705	8.678	119.00	593	71.1
121 - 180	$11,131,691	102	7.35	$109,134	7.778	178.83	592	70.2
181 - 300	$294,336	3	0.19	$98,112	8.699	238.06	617	79.6
301 - 360	$139,984,340	835	92.39	$167,646	7.182	358.84	614	72.1
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$92,159,449	594	60.82	$155,151	7.203	345.38	605	72.4
STATED INCOME	$59,362,328	348	39.18	$170,581	7.271	344.94	625	71.3
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$829,338	4	0.55	$207,334	6.455	357.27	786	83.6
761 - 780	$890,662	6	0.59	$148,444	7.105	344.13	769	84.3
741 - 760	$1,723,471	12	1.14	$143,623	6.790	348.70	751	75.7
721 - 740	$3,980,072	19	2.63	$209,477	6.920	352.28	729	80.3
701 - 720	$3,240,656	15	2.14	$216,044	6.538	359.37	710	74.6
681 - 700	$7,048,494	37	4.65	$190,500	6.763	344.42	688	74.8
661 - 680	$15,069,844	85	9.95	$177,292	6.872	356.32	670	75.8
641 - 660	$19,169,583	118	12.65	$162,454	7.166	347.82	650	76.3
621 - 640	$16,690,117	108	11.01	$154,538	7.062	343.66	630	72.0
601 - 620	$19,012,791	112	12.55	$169,757	7.016	346.86	610	71.4
581 - 600	$16,310,810	111	10.76	$146,944	7.260	343.49	592	70.7
561 - 580	$13,454,820	84	8.88	$160,176	7.407	342.73	571	68.1
541 - 560	$14,608,673	97	9.64	$150,605	7.653	338.20	550	67.7
521 - 540	$9,750,746	66	6.44	$147,739	7.804	337.51	530	66.1
501 - 520	$9,346,027	66	6.17	$141,606	7.958	337.34	511	69.3
<= 500	$395,673	2	0.26	$197,836	7.971	358.75	500	72.3
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$112,739,036	707	74.40	$159,461	7.172	347.22	625	73.1
A-	$8,235,798	46	5.44	$179,039	7.246	322.14	580	65.7
B	$16,264,057	100	10.73	$162,641	7.384	342.32	580	69.6
C	$10,803,342	67	7.13	$161,244	7.484	343.04	571	68.5
C-	$2,888,220	19	1.91	$152,012	7.576	356.91	585	73.9
D	$591,324	3	0.39	$197,108	7.373	344.05	588	70.8
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 1
Fixed $151,521,777
Detailed Report

Collateral Grouped by Prepayment Penalty Months								
DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$14,795,670	113	9.76	$130,935	8.066	323.55	591	72.3
12	$4,423,638	22	2.92	$201,074	7.313	339.77	629	70.4
24	$2,292,290	12	1.51	$191,024	7.021	354.00	626	70.6
36	$36,063,125	226	23.80	$159,571	7.290	344.37	626	72.7
60	$93,947,055	569	62.00	$165,109	7.076	348.98	610	71.8
	$151,521,777	**942**	**100.00**	**$160,851**	**7.230**	**345.21**	**613**	**72.0**

Group 3
ARM $156,665,586
Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	898	
Total Outstanding Balance	$156,665,586	
Average Loan Balance	$174,461	$32,500 to $950,000
WA Mortgage Rate	7.956%	5.500% to 13.750%
Net WAC	7.447%	4.991% to 13.241%
ARM Characteristics		
WA Gross Margin	7.460%	3.033% to 13.250%
WA Months to First Roll	32	3 to 36
WA First Periodic Cap	1.930%	1.000% to 6.000%
WA Subsequent Periodic Cap	1.378%	1.000% to 3.000%
WA Lifetime Cap	14.711%	11.800% to 20.750%
WA Lifetime Floor	7.920%	4.400% to 13.750%
WA Original Term (months)	360	360 to 360
WA Remaining Term (months)	359	355 to 360
WA LTV	77.51%	7.62% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	583	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	72.98%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	28.45%	SFR	72.10%	FULL	60.63%	PUR	47.57%	OO	98.79%	A	66.34%	0	27.02%
FL	8.11%	PUD	19.70%	STATED	39.37%	RCO	47.19%	INV	0.98%	A-	5.65%	12	8.31%
MI	4.96%	CND	5.99%			RNC	5.24%	2H	0.23%	B	13.67%	24	10.48%
GA	4.55%	2 FAM	1.39%							C	11.49%	36	53.66%
MD	4.25%	CNDP	0.40%							C-	1.83%	60	0.53%
										D	1.02%		

Group 3

ARM $156,665,586

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$59,804	1	0.04	$59,804	5.550	357.00	645	40.1
2/28 LIB6M	$22,053,258	153	14.08	$144,139	8.494	358.36	575	80.1
2/28 LIB6M - IO	$5,747,126	24	3.67	$239,464	7.339	358.25	607	80.8
3/27 LIB6M	$99,410,057	600	63.45	$165,683	8.106	358.68	576	76.1
3/27 LIB6M - IO	$29,395,342	120	18.76	$244,961	7.173	358.75	607	79.8
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$1,707,912	38	1.09	$44,945	9.337	358.65	578	71.7
$50,000.01 - $75,000.00	$10,226,537	164	6.53	$62,357	9.136	358.61	580	83.4
$75,000.01 - $100,000.00	$10,626,643	123	6.78	$86,395	8.701	358.51	575	79.2
$100,000.01 - $150,000.00	$24,284,373	199	15.50	$122,032	8.404	358.34	583	79.8
$150,000.01 - $200,000.00	$20,620,239	119	13.16	$173,279	8.263	358.51	579	78.6
$200,000.01 - $250,000.00	$13,639,884	61	8.71	$223,605	7.911	358.34	586	80.1
$250,000.01 - $300,000.00	$9,672,724	35	6.17	$276,364	8.620	358.40	558	79.0
$300,000.01 - $350,000.00	$12,308,502	37	7.86	$332,662	7.552	358.59	593	75.5
$350,000.01 - $400,000.00	$19,306,926	51	12.32	$378,567	7.181	358.81	595	75.5
$400,000.01 - $450,000.00	$11,578,470	27	7.39	$428,832	7.236	359.19	594	78.0
$450,000.01 - $500,000.00	$13,891,154	29	8.87	$479,005	7.226	358.97	567	70.7
$500,000.01 - $550,000.00	$4,745,250	9	3.03	$527,250	7.400	359.11	598	79.5
$550,000.01 - $600,000.00	$1,168,000	2	0.75	$584,000	6.570	359.51	581	68.7
$600,000.01 - $650,000.00	$1,938,973	3	1.24	$646,324	7.369	359.01	590	59.3
> $900,000.00	$950,000	1	0.61	$950,000	6.375	358.00	621	69.1
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$1,026,518	13	0.66	$78,963	8.548	358.63	603	82.9
Arizona	$4,241,281	30	2.71	$141,376	7.511	358.19	592	80.1

Group 3

ARM $156,665,586

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Arkansas	$127,971	2	0.08	$63,986	9.929	359.59	606	100.0
California	$44,578,874	143	28.45	$311,740	7.307	358.84	583	73.3
Colorado	$2,024,462	14	1.29	$144,604	6.912	358.42	606	76.7
Connecticut	$2,552,753	11	1.63	$232,068	7.668	358.99	571	64.5
Delaware	$516,959	2	0.33	$258,480	8.667	358.33	506	66.8
District of Columbia	$571,011	3	0.36	$190,337	6.998	358.30	551	43.7
Florida	$12,704,214	82	8.11	$154,929	8.089	358.53	582	78.5
Georgia	$7,122,654	44	4.55	$161,879	8.479	358.69	591	82.2
Hawaii	$252,782	1	0.16	$252,782	6.750	359.00	675	72.3
Idaho	$380,065	3	0.24	$126,688	8.323	358.61	545	60.1
Illinois	$5,942,166	43	3.79	$138,190	8.863	358.55	582	84.2
Indiana	$2,281,152	27	1.46	$84,487	8.944	358.76	566	85.7
Iowa	$426,100	6	0.27	$71,017	8.723	358.54	570	81.1
Kansas	$473,872	5	0.30	$94,774	9.730	359.00	608	83.8
Kentucky	$612,738	6	0.39	$102,123	8.368	357.82	605	90.2
Louisiana	$1,708,669	12	1.09	$142,389	8.647	358.81	580	76.1
Maine	$371,999	2	0.24	$185,999	9.063	358.85	556	93.6
Maryland	$6,651,090	29	4.25	$229,348	8.338	358.58	574	79.3
Massachusetts	$6,372,089	24	4.07	$265,504	7.397	358.82	596	76.8
Michigan	$7,769,532	70	4.96	$110,993	8.798	358.75	559	82.8
Minnesota	$2,050,673	11	1.31	$186,425	8.378	358.80	554	74.6
Mississippi	$1,702,602	12	1.09	$141,884	8.700	359.27	557	74.8
Missouri	$2,859,618	33	1.83	$86,655	9.104	358.49	583	83.6
Nebraska	$49,972	1	0.03	$49,972	8.875	359.00	516	78.1
Nevada	$6,165,346	24	3.94	$256,889	7.737	358.31	574	79.0
New Hampshire	$1,351,759	6	0.86	$225,293	7.399	358.83	596	76.3
New Jersey	$3,079,503	18	1.97	$171,083	8.470	358.64	566	71.0
New Mexico	$84,968	1	0.05	$84,968	10.750	359.00	511	73.9
New York	$3,200,514	19	2.04	$168,448	8.211	358.69	584	75.9
North Carolina	$2,842,495	16	1.81	$177,656	8.182	358.68	581	72.7
Ohio	$1,802,833	20	1.15	$90,142	8.426	358.20	592	86.8
Oklahoma	$831,150	7	0.53	$118,736	8.416	358.88	608	81.9
Oregon	$1,009,120	5	0.64	$201,824	7.999	357.67	544	77.1
Pennsylvania	$1,695,866	16	1.08	$105,992	8.887	357.94	590	80.1
South Carolina	$759,705	5	0.48	$151,941	9.900	358.33	541	75.8
South Dakota	$266,253	3	0.17	$88,751	9.140	357.44	543	80.0
Tennessee	$1,275,560	13	0.81	$98,120	8.615	358.72	587	93.3
Texas	$6,477,571	55	4.13	$117,774	7.860	358.21	623	82.4
Utah	$230,576	2	0.15	$115,288	6.574	357.53	656	80.0
Vermont	$311,113	1	0.20	$311,113	7.850	357.00	636	80.0
Virginia	$3,681,332	21	2.35	$175,302	8.132	358.66	585	79.0
Washington	$4,091,329	20	2.61	$204,566	7.266	358.27	604	77.9
Wisconsin	$2,010,450	16	1.28	$125,653	9.210	358.64	567	82.1
Wyoming	$126,327	1	0.08	$126,327	8.750	359.00	508	80.0

Group 3

ARM $156,665,586

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$4,788,041	33	3.06	$145,092	7.842	358.73	565	41.6
50.01 - 55.00	$3,983,002	19	2.54	$209,632	7.480	358.77	563	52.9
55.01 - 60.00	$7,857,239	32	5.02	$245,539	7.280	358.74	552	57.8
60.01 - 65.00	$9,733,234	39	6.21	$249,570	7.250	358.57	560	63.1
65.01 - 70.00	$12,523,333	64	7.99	$195,677	7.759	358.57	564	69.0
70.01 - 75.00	$16,818,080	88	10.74	$191,115	8.200	358.68	549	74.1
75.01 - 80.00	$57,825,300	321	36.91	$180,141	7.557	358.53	606	79.7
80.01 - 85.00	$12,260,248	84	7.83	$145,955	8.881	358.79	558	84.5
85.01 - 90.00	$13,733,167	83	8.77	$165,460	8.159	358.98	592	89.7
90.01 - 95.00	$6,571,618	37	4.19	$177,611	9.121	358.62	593	94.8
95.01 - 100.00	$10,572,325	98	6.75	$107,881	9.310	358.47	602	100.0
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.001 - 5.500	$442,000	1	0.28	$442,000	5.500	359.00	578	65.0
5.501 - 6.000	$4,627,498	17	2.95	$272,206	5.855	358.52	610	71.0
6.001 - 6.500	$15,380,723	56	9.82	$274,656	6.332	358.69	623	72.3
6.501 - 7.000	$26,804,724	111	17.11	$241,484	6.847	358.60	597	72.4
7.001 - 7.500	$20,059,355	87	12.80	$230,567	7.317	358.69	597	77.1
7.501 - 8.000	$21,827,301	97	13.93	$225,024	7.827	358.44	587	77.2
8.001 - 8.500	$16,707,106	106	10.66	$157,614	8.323	358.52	566	78.5
8.501 - 9.000	$16,308,802	115	10.41	$141,816	8.791	358.68	561	79.7
9.001 - 9.500	$15,625,410	132	9.97	$118,374	9.292	358.70	562	84.0
9.501 - 10.000	$12,261,092	106	7.83	$115,671	9.785	358.71	554	82.7
10.001 - 10.500	$3,304,201	30	2.11	$110,140	10.281	359.09	561	88.3
10.501 - 11.000	$2,250,863	24	1.44	$93,786	10.803	358.91	547	84.8
11.001 - 11.500	$484,706	7	0.31	$69,244	11.325	358.77	550	75.5
11.501 - 12.000	$413,845	6	0.26	$68,974	11.713	359.05	572	73.6
12.501 - 13.000	$62,986	1	0.04	$62,986	13.000	359.00	547	90.0
13.001 - 13.500	$56,975	1	0.04	$56,975	13.250	358.00	572	100.0
13.501 - 14.000	$48,000	1	0.03	$48,000	13.750	360.00	601	100.0
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Group 3

ARM $156,665,586

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$112,960,306	686	72.10	$164,665	8.003	358.66	581	77.3
PUD	$30,866,337	135	19.70	$228,640	7.772	358.54	582	77.6
CND	$9,385,698	58	5.99	$161,822	7.825	358.70	608	80.0
2 FAM	$2,178,920	15	1.39	$145,261	8.749	358.38	586	75.5
CNDP	$629,534	2	0.40	$314,767	8.447	358.60	560	86.0
4 FAM	$455,000	1	0.29	$455,000	6.750	358.00	622	68.9
3 FAM	$189,792	1	0.12	$189,792	9.000	358.00	570	50.7
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$74,529,338	425	47.57	$175,363	7.827	358.58	608	83.1
RCO	$73,928,386	412	47.19	$179,438	8.056	358.70	560	71.5
RNC	$8,207,861	61	5.24	$134,555	8.231	358.46	562	80.1
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$154,771,752	881	98.79	$175,677	7.946	358.63	583	77.6
INV	$1,531,548	15	0.98	$102,103	8.966	358.78	586	72.2
2H	$362,285	2	0.23	$181,143	8.030	357.28	620	80.0
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$156,665,586	898	100.00	$174,461	7.956	358.63	583	77.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$94,988,003	584	60.63	$162,651	8.032	358.65	575	79.5
STATED INCOME	$61,677,583	314	39.37	$196,425	7.839	358.61	595	74.4

Group 3

ARM $156,665,586

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$440,582	1	0.28	$440,582	6.250	359.00	801	90.0
761 - 780	$130,750	1	0.08	$130,750	6.240	358.00	764	42.3
741 - 760	$726,849	6	0.46	$121,141	7.096	357.38	750	81.1
721 - 740	$923,024	6	0.59	$153,837	7.052	358.31	726	80.0
701 - 720	$537,580	6	0.34	$89,597	7.045	357.84	708	78.3
681 - 700	$3,043,383	16	1.94	$190,211	7.564	358.92	688	79.2
661 - 680	$4,358,318	25	2.78	$174,333	6.854	358.09	670	77.5
641 - 660	$9,123,896	53	5.82	$172,149	7.534	358.35	650	80.2
621 - 640	$20,511,008	99	13.09	$207,182	7.215	358.74	631	79.8
601 - 620	$19,987,461	117	12.76	$170,833	7.728	358.56	611	83.4
581 - 600	$18,570,869	112	11.85	$165,811	8.180	358.56	591	84.0
561 - 580	$16,529,006	87	10.55	$189,989	7.760	358.56	572	74.5
541 - 560	$21,389,124	117	13.65	$182,813	8.359	358.95	550	73.5
521 - 540	$21,187,029	131	13.52	$161,733	8.427	358.75	529	73.8
501 - 520	$17,037,764	107	10.88	$159,231	8.547	358.55	511	72.0
<= 500	$2,168,943	14	1.38	$154,924	9.339	358.51	491	70.9
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$103,932,977	608	66.34	$170,942	7.793	358.54	599	80.6
A-	$8,847,790	44	5.65	$201,086	8.022	358.70	552	72.6
B	$21,420,636	103	13.67	$207,967	8.103	358.81	553	71.5
C	$18,006,941	118	11.49	$152,601	8.594	358.76	544	69.9
C-	$2,862,819	18	1.83	$159,046	8.406	359.06	562	75.2
D	$1,594,422	7	1.02	$227,775	8.232	359.47	556	73.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$42,331,115	232	27.02	$182,462	8.470	358.80	585	78.3

Group 3

ARM $156,665,586

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12	$13,019,445	50	8.31	$260,389	7.598	358.62	580	77.3
24	$16,413,902	100	10.48	$164,139	7.860	358.30	578	78.5
36	$84,073,543	510	53.66	$164,850	7.773	358.62	582	76.9
60	$827,580	6	0.53	$137,930	7.828	358.00	642	79.5
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Months to Roll (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	3	$59,804	1	0.04	$59,804	5.550	357.00	645	40.1
19 - 24	22	$27,800,384	177	17.75	$157,064	8.255	358.34	582	80.3
32 - 37	35	$128,805,398	720	82.22	$178,896	7.893	358.70	583	76.9
		$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Margin (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$453,584	1	0.29	$453,584	6.875	358.00	575	62.2
4.001 - 5.000	$3,778,263	11	2.41	$343,478	6.493	358.75	604	73.9
5.001 - 6.000	$28,062,169	92	17.91	$305,024	6.705	358.82	603	74.1
6.001 - 7.000	$34,561,682	150	22.06	$230,411	7.205	358.48	596	75.3
7.001 - 8.000	$25,158,235	120	16.06	$209,652	7.862	358.45	590	76.8
8.001 - 9.000	$44,930,762	350	28.68	$128,374	8.731	358.73	565	80.3
9.001 - 10.000	$15,889,262	136	10.14	$116,833	9.533	358.62	557	81.8
10.001 - 11.000	$3,181,246	29	2.03	$109,698	10.272	358.82	553	83.4
11.001 - 12.000	$593,407	8	0.38	$74,176	11.220	358.68	551	73.7
> 13.000	$56,975	1	0.04	$56,975	13.250	358.00	572	100.0
7.460	**$156,665,586**	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$867,599	4	0.55	$216,900	5.851	357.41	629	80.0
12.001 - 12.500	$2,160,730	15	1.38	$144,049	6.157	357.79	632	75.1
12.501 - 13.000	$8,081,950	38	5.16	$212,683	6.378	358.35	612	72.3
13.001 - 13.500	$19,955,281	76	12.74	$262,569	6.638	358.66	624	73.9
13.501 - 14.000	$28,757,792	122	18.36	$235,720	7.069	358.56	591	72.8

Group 3
ARM $156,665,586
Detailed Report

Range of Maximum Rates (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
14.001 - 14.500	$18,620,764	87	11.89	$214,032	7.578	358.75	576	77.1
14.501 - 15.000	$20,833,521	106	13.30	$196,543	8.068	358.61	582	78.6
15.001 - 15.500	$15,617,839	107	9.97	$145,961	8.568	358.51	569	79.7
15.501 - 16.000	$14,691,512	99	9.38	$148,399	9.048	358.67	556	78.9
16.001 - 16.500	$12,796,793	108	8.17	$118,489	9.362	358.83	559	83.7
16.501 - 17.000	$8,855,744	79	5.65	$112,098	9.825	358.82	558	84.2
17.001 - 17.500	$2,562,027	21	1.64	$122,001	10.357	359.12	553	88.8
17.501 - 18.000	$1,992,162	22	1.27	$90,553	10.634	358.83	541	83.0
18.001 - 18.500	$290,067	5	0.19	$58,013	11.304	358.61	573	75.0
18.501 - 19.000	$413,845	6	0.26	$68,974	11.713	359.05	572	73.6
> 19.500	$167,961	3	0.11	$55,987	13.299	358.95	571	96.2
14.711	**$156,665,586**	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Initial Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$2,086,310	18	1.33	$115,906	7.905	358.42	589	77.8
1.500	$106,577,147	544	68.03	$195,914	7.866	358.84	581	76.8
2.000	$3,857,872	31	2.46	$124,447	8.039	358.28	616	81.8
2.950	$68,939	1	0.04	$68,939	8.550	358.00	587	58.0
3.000	$43,986,818	303	28.08	$145,171	8.168	358.17	585	78.7
6.000	$88,500	1	0.06	$88,500	8.320	358.00	604	100.0
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Subsequent Periodic Rate Cap (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$40,451,381	299	25.82	$135,289	8.099	358.19	591	79.9
1.500	$115,479,439	596	73.71	$193,757	7.911	358.79	580	76.7
3.000	$734,766	3	0.47	$244,922	7.267	358.00	592	66.2
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$280,000	1	0.18	$280,000	9.625	357.00	615	70.0
5.001 - 6.000	$5,634,420	23	3.60	$244,975	5.886	358.46	615	70.3

Group 3

ARM $156,665,586

Detailed Report

Range of Lifetime Rate Floor (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.001 - 7.000	$42,447,400	167	27.09	$254,176	6.679	358.63	606	72.4
7.001 - 8.000	$42,138,076	183	26.90	$230,263	7.619	358.57	591	77.2
8.001 - 9.000	$33,035,626	223	21.09	$148,142	8.579	358.60	563	79.0
9.001 - 10.000	$26,903,330	233	17.17	$115,465	9.512	358.74	558	83.9
> 10.000	$6,226,734	68	3.97	$91,570	10.718	359.00	557	85.7
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**

Next Interest Adjustment Date (Excludes 0 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOAN	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12/04	$59,804	1	0.04	$59,804	5.550	357.00	645	40.1
04/06	$198,663	2	0.13	$99,332	7.936	355.00	558	76.9
05/06	$162,583	2	0.10	$81,292	8.298	356.00	623	97.2
06/06	$4,343,026	30	2.77	$144,768	7.379	357.06	608	77.6
07/06	$12,009,502	67	7.67	$179,246	8.327	358.14	578	78.9
08/06	$9,685,709	67	6.18	$144,563	8.601	359.02	571	82.7
09/06	$1,400,900	9	0.89	$155,656	8.004	360.00	603	82.5
05/07	$299,408	3	0.19	$99,803	8.657	356.00	552	77.0
06/07	$8,289,919	58	5.29	$142,930	7.702	357.05	603	78.5
07/07	$41,282,181	256	26.35	$161,259	7.909	358.01	588	77.6
08/07	$60,058,789	319	38.34	$188,272	7.907	359.00	577	76.2
09/07	$18,875,100	84	12.05	$224,704	7.887	360.00	583	77.1
	$156,665,586	**898**	**100.00**	**$174,461**	**7.956**	**358.63**	**583**	**77.5**